     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 18, 2001


                                                      REGISTRATION NO. 333-56817
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         POST-EFFECTIVE AMENDMENT NO. 4


                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              BRAND SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                         735915                         133909681
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                      15450 S. OUTER HIGHWAY 40, SUITE 270
                          CHESTERFIELD, MISSOURI 63017
                                 (636) 519-1000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                            ------------------------
                                 JOHN M. MONTER
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                      15450 S. OUTER HIGHWAY 40, SUITE 270
                          CHESTERFIELD, MISSOURI 63017
                                 (636) 519-1000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   Copies to:

             CHARLES E. H. LUEDDE                            PATRICK H. MAHTANI
         GREENSFELDER, HEMKER & GALE                        BRAND SERVICES, INC.
              10 SOUTH BROADWAY                     15450 S. OUTER HIGHWAY 40, SUITE 270
          ST. LOUIS, MISSOURI 63102                     CHESTERFIELD, MISSOURI 63017
                (314) 241-9090                                 (636) 519-1000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               EXPLANATORY NOTES

     This Registration Statement contains a prospectus which is to be used by Credit Suisse First Boston Corporation ("CSFB") in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices at the time of sale.

     In accordance with Rule 429 under the Securities Act of 1933, as amended, the Prospectus contained herein also constitutes a post-effective amendment to Registration Statement No. 333-56813.

     As reflected in the Registrant's Form 10-Q for the quarter ended March 31, 2000, Registrant's name was changed from "Brand Scaffold Services, Inc." to "Brand Services, Inc." effective January 1, 2000.

PROSPECTUS

                              BRAND SERVICES, INC.


          $130,000,000 PRINCIPAL AMOUNT 10 1/4% SENIOR NOTES DUE 2008


 1,042,460 SHARES 14.5% SENIOR EXCHANGEABLE PREFERRED STOCK DUE 2008, $0.01 PAR
                                VALUE PER SHARE

--------------------------------------------------------------------------------

We are the largest North American provider of industrial scaffolding rental, erection, dismantlement and design services. Our executive offices are located at Brand Services, Inc., Suite 270, 15450 South Outer Highway Forty, Chesterfield, Missouri 63017, (636) 519-1000. There is currently no established market for the trading of our senior notes or preferred stock.
                           -------------------------

This prospectus is to be used by Credit Suisse First Boston Corporation ("CSFB") in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. CSFB may act as principal or agent in such transactions and has no obligation to make a market in the senior notes or the preferred stock, and may discontinue its market-making activities at any time without notice, in its sole discretion. If CSFB conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales in the preferred stock because of the equity ownership of affiliates of CSFB. Certain affiliates of CSFB hold in the aggregate a 60.7% equity interest in us. We will not receive any proceeds from market-making transactions in the senior notes or preferred stock.
--------------------------------------------------------------------------------

TERMS OF SENIOR NOTES:

- MATURITY
  The notes will mature on February 15, 2008.

- INTEREST PAYMENT
  Interest on the notes is payable semiannually on February 15 and August 15 of each year.

- OPTIONAL REDEMPTION

  We may redeem some or all of the notes at any time on or after February 15, 2003 at the prices set forth in this prospectus.


- CHANGE OF CONTROL

  You may require us to repurchase the notes upon the occurrence of change of control events specified in this prospectus, at the prices set forth in this prospectus.


- RANKING

  The notes are general senior unsecured obligations and rank pari passu with all of our existing and future senior unsecured indebtedness and all of our other obligations. The notes are effectively subordinated to all existing and future liabilities of our subsidiaries. In addition, the notes are effectively subordinated to all existing and future senior secured indebtedness, including a bank facility, which is secured by a pledge of substantially all of our and our subsidiaries' assets and is also guaranteed by our U.S. subsidiaries. At December 31, 2000, the notes were subordinated to secured senior indebtedness of $51.5 million and to additional $12.3 million secured senior borrowing availability under our bank facility.

TERMS OF PREFERRED STOCK:

- REDEMPTION
  We may redeem some or all of the preferred stock at any time after September 30, 2001.

- MANDATORY OFFER TO REPURCHASE
  If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the preferred stock.

  We must repurchase all of the preferred stock on March 31, 2008.

- RANKING
  The preferred stock ranks senior, with respect to dividend rights, rights on liquidation, rights on dissolution and rights on winding up, to:
  - our common stock;
  - all of our capital stock that expressly provides that it ranks junior to the preferred stock; and
  - all of our capital stock that does not specify any rank in relation to the preferred stock.

- DIVIDENDS
  Fixed annual rate of 14.5% of the liquidation value of the preferred stock.

  Paid when, as and if declared by the board of directors.

- EXCHANGE FEATURE

  Subject to certain conditions, we may issue 14.5% Junior Subordinated Exchange Debentures due 2008, which will have the terms described elsewhere in this prospectus, in exchange for some or all outstanding shares of preferred stock.


                           -------------------------

    THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 13.
--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined if this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------


                  The date of this Prospectus is July   , 2001

                               INTRODUCTORY NOTES

     In accordance with Rule 429(a) under the Securities Act of 1933, as amended, this Prospectus represents a combined prospectus with respect to


     - Registration Statement No. 333-56813 relating to our Preferred Stock and the 14.5% Junior Subordinated Exchange Debentures due 2008 (the "exchange notes") which may be issued in exchange for the Preferred Stock, and


     - Registration Statement No. 333-56817 relating to our Senior Notes,

as filed in a post-effective amendment to Registration Statement No. 333-56817.

     Our Annual Report on Form 10-K for the year ended December 31, 2000 (except for item 14, the signatures and the schedules thereto) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (except for the signatures thereto) are set forth in Appendix A and Appendix B, respectively, and incorporated herein by reference.

     We provide a summary of the terms of our senior notes on pages 6-7 and a more complete description on pages 23 through 50.


     We provide a summary of the terms of our preferred stock, and the related exchange notes, on pages 8-9 and a more complete description on pages 51 through
55. In the event that we are able and elect to exercise the exchange feature to issue the exchange notes in exchange for the preferred stock, this prospectus will be amended to reflect such exchange.


     We discuss our bank term and revolving credit facilities on pages 21-22.


          STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995



     THIS PROSPECTUS, INCLUDING OUR PERIODIC REPORTS WHICH FORM APPENDICES OR SUPPLEMENTS TO THE PROSPECTUS, CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS ARE NOT HISTORICAL FACTS AND CONSTITUTE OR RELY UPON PROJECTIONS, FORECASTS, ASSUMPTIONS OR OTHER FORWARD-LOOKING INFORMATION. GENERALLY THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS OR PHRASES SUCH AS "BELIEVES," "EXPECTS," "ANTICIPATES," "INTENDS," "PLANS," "ESTIMATES," "MAY" AND "SHOULD." THESE STATEMENTS ARE INHERENTLY SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR FUTURE RESULTS AND PERFORMANCE COULD DIFFER MATERIALLY FROM THOSE EXPECTED OR ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. SPECIFIC FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE FACTORS DISCUSSED UNDER THE HEADING "RISK FACTORS" IN THIS PROSPECTUS. GIVEN THESE UNCERTAINTIES, YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS.



     SUCH FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS PROSPECTUS OR, IN THE CASE OF OUR PERIODIC REPORTS, AS OF THE DATES OF SUCH REPORTS. WE ARE SUBJECT TO PERIODIC REPORTING OBLIGATIONS ARISING UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND TO OBLIGATIONS UNDER THE SECURITIES ACT OF 1933 TO SUPPLEMENT OR AMEND THIS PROSPECTUS AND THE REGISTRATION STATEMENT OF WHICH IT IS A PART TO UPDATE CERTAIN INFORMATION. EXCEPT TO THE EXTENT OF SUCH OBLIGATIONS, WE DISCLAIM ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS OR RISK FACTORS OR TO PUBLICLY ANNOUNCE REVISIONS REFLECTING FUTURE EVENTS OR DEVELOPMENTS.

                               PROSPECTUS SUMMARY


     This summary reflects all material information relating to the Company and the securities covered by this prospectus. Nevertheless, because it is a summary you should read this summary in conjunction with the "Risk Factors" set forth beginning on page 13 and you should read those other portions of the prospectus that are specifically referenced in this summary, including our financial statements and related notes. We urge you to read the entirety of the prospectus because the summary may not contain all the information which is important to you and your investment decision.



     Unless we indicate otherwise, the words "Company," "Brand," "we," "our," "ours" and "us" mean Brand Services, Inc. together with its subsidiaries.



                       SUMMARY DESCRIPTION OF THE COMPANY


OVERVIEW

     We are the largest North American provider of industrial scaffolding services. Our services facilitate access to tall structures for on-going maintenance, turnarounds (major maintenance projects which require the complete or partial shutdown of a facility) and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. Our turnkey services include equipment rental, labor for the erection and dismantlement of scaffolding and scaffolding design services. We deliver our services through an extensive field service organization of approximately 5,500 employees in 36 field offices located throughout the United States and two in Canada. We also provide scaffolding services to the commercial market (primarily nonresidential construction) and sell a small amount of scaffolding. For the year ended December 31, 2000, we generated revenues of $264.1 million and net income of $0.8 million, prior to accretion of preferred dividends.


     Approximately 76%, 79% and 83% of our 2000, 1999 and 1998 revenues, respectively, were attributable to on-going maintenance, turnarounds and capital projects of industrial facilities. We typically provide our on-going maintenance services under long-term contracts; the duration of these contracts ranges between one and five years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of these facilities. We believe that the necessity for on-going maintenance and turnarounds provides us with a stable, recurring revenue base.



     Our main customers include major integrated oil companies, independent refiners, large chemical companies, utilities and large engineering and construction firms. Our largest customer, Exxon/Mobil Corporation, accounted for approximately 13%, 13% and 15% of our revenues in the years ended December 31, 2000, 1999 and 1998, respectively. The loss of this customer could have a material adverse effect on our revenues. It is unclear what effect the announced mergers and consolidations in the oil industry and the paper industry will have on us.


     We believe our position as the largest supplier of industrial scaffolding services provides us with a number of competitive advantages including:

     - the ability to offer national coverage to large customers;

     - the ability to provide required personnel and scaffolding to process major turnarounds and unanticipated plant outages;

     - higher asset use through the shifting of assets across regions and across our large customer base;

     - purchasing leverage with scaffolding manufacturers; and

     - comprehensive safety training programs which have resulted in an accident incident rate which is well below the industry average and have enabled us to reduce insurance costs and accident-related expenses.

     Our size also enables us to maintain our own design department that specializes in the custom design of industrial scaffolding, which we use to minimize the amount of scaffolding used and to maximize labor efficiency, thereby providing us with a competitive advantage.

THE INDUSTRY

     The scaffolding services industry consists of the industrial market and the commercial market, each of which require different types of scaffolding equipment and levels of expertise. Industrial applications generally require systems scaffolding, which is highly versatile, can be quickly erected and dismantled, is capable of conforming to irregularly shaped structures and requires a higher level of skill to erect and dismantle. Commercial applications generally require frame and brace scaffolding, which is not as versatile as systems scaffolding and requires a lower level of expertise.

     Industrial Market. The North American industrial scaffolding market is approximately $850 million and is serviced predominantly by scaffolding specialists such as Brand. We estimate that the top six scaffolding specialists service almost 58% of the total industrial market. Industrial customers use scaffolding for on-going maintenance, turnarounds and capital projects. Among industrial applications, maintenance represents approximately 45% and turnarounds represent approximately 35% of the market. Since turnarounds may require the complete shutdown of a facility (which may lose up to $1 million of revenues per day during a turnaround), speed and reliability are key customer considerations. Safety is another important consideration for industrial customers as scaffolding contractor accident incidents are counted against a facility's safety record and may cause increases in both insurance premiums and attention by the Occupational Safety and Health Administration ("OSHA").

     Commercial Market. In North America, commercial scaffolding is used primarily in nonresidential construction and renovation projects. Commercial applications are generally characterized by regularly shaped structures with few contoured or angled surfaces. Due to the simple shapes required, commercial jobs generally utilize frame and brace scaffolding, a less versatile type of equipment which is not suited to industrial applications. Commercial scaffolding requires a less skilled work force and has historically been less focused on safety issues. These factors combine to make the commercial market highly fragmented with low barriers to entry.

BUSINESS STRATEGY

     We have developed a business strategy which we believe will enable us to profitably increase future revenues and cash flow. The key components of this strategy are:

     Leverage existing strengths. Our existing strengths include longstanding customer relationships, extensive equipment resources, significant labor capacity and an industry-leading safety record. These strengths have enabled us to gain our current market share and to expand our business. We intend to utilize these strengths to retain our maintenance contracts and to aggressively pursue turnarounds and capital projects with our existing customers and to expand scaffolding services to such customers' other facilities.

     Target underpenetrated industrial segments. Due to our leading market position and extensive service infrastructure, we have the capacity to service several industries in which, due to limited historical focus, we have had a relatively low market share. These include the chemical, utilities and pulp and paper industries. To increase our penetration in these markets, we have expanded our sales force, initiated incentive and training programs and created a sales management function to target opportunities and monitor the effectiveness of the sales force.

     Pursue complementary acquisitions. We intend to pursue complementary acquisitions where significant consolidation savings and economies of scale can be achieved. The scaffolding industry is characterized by single-office or regional companies, many of which are undercapitalized and have limited scaffolding inventories. We intend to focus our acquisition strategy on companies which have long-term contracts or an expertise in a certain industry or scaffolding application.

     Expand our commercial scaffolding operations. We intend to use our existing infrastructure to expand our position in the commercial market. To increase our penetration of the commercial market, we have targeted large-scale new construction and renovation projects, which require relatively complex scaffolding. We believe our industry-leading safety record provides us with a competitive advantage in pursuing these commercial scaffolding market opportunities in the future. In November 1996, OSHA enacted stricter regulations regarding training and safety in the commercial scaffolding industry. As a result, safety has become a key consideration for commercial customers.

COMPANY HISTORY AND STRUCTURE


     On September 30, 1996, DLJ Merchant Banking Partners, L.P. and certain of its affiliates ("DLJMB") and Carlisle-Brand Investors, L.P. ("Carlisle") acquired indirectly, through a series of mergers, an 80.1% equity interest in the Company from Waste Management Industrial Services, Inc. ("WMIS"). As a result of the acquisition, we became a wholly owned subsidiary of DLJ Brand Holdings, Inc. ("Holdings"), in which DLJMB, Carlisle and Rust International Inc. ("Rust International"), a wholly-owned subsidiary of WMIS, hold equity interests. In connection with the acquisition, DLJ Capital Funding, Inc. ("DLJ Capital") and Bank of America National Trust and Savings Association ("BofA") provided us $190.0 million of financing (the "Bank Facility"), comprised of senior secured term loans and a revolving loan facility. As of December 31, 2000,



     - 60.7% of Holdings, common stock was beneficially owned by DLJMB. As the result of the acquisition of Donaldson, Lufkin, Jenrette Securities Corporation by Credit Suisse First Boston Corporation ("CSFB") in November 2000, DLJMB may be deemed to be controlled by Credit Suisse Group.



     - 8.7% of Holdings' common stock was beneficially owned by Carlisle;



     - 17.2% of Holdings' common stock was beneficially owned by Rust International, an indirect subsidiary of Waste Management, Inc.; and



     - 13.4% of Holdings' common stock was beneficially owned by officers and employees of the Company.



See "Item 12. Security Ownership of Certain Beneficial Owners and Management" in our annual report on Form 10-K which forms Appendix A to this prospectus. None of DLJMB, CSFB, Credit Suisse Group, Carlisle, Rust International WMIS nor Waste Management, Inc. has any obligation to pay principal, interest or dividends on, or to redeem or repurchase, the securities to which this prospectus relates.


     We are a Delaware corporation. Our executive offices are located at 15450 South Outer Highway 40, #270, Chesterfield, Missouri 63017, and our telephone number is (636) 519-1000.

                                  RISK FACTORS

     Prospective investors in the senior notes or the preferred stock should carefully consider the factors discussed in detail elsewhere in this prospectus under the caption "Risk Factors."

                    SUMMARY DESCRIPTION OF THE SENIOR NOTES

Notes.........................   10 1/4% Senior Notes due 2008

Principal Amount..............   $130,000,000

Maturity Date.................   February 15, 2008

Interest Payment Dates........   February 15 and August 15 of each year


Optional Redemption...........   We may redeem some or all of the notes on or
                                 after February 15, 2003, at the redemption prices set forth elsewhere in this prospectus.
                                 See "Description of Notes -- Optional
                                 Redemption."


Mandatory Redemption..........   Except as set forth herein, we are not required
                                 to make mandatory redemption or sinking fund payments with respect to the notes.

Ranking of the Notes..........   The notes are general senior unsecured
                                 obligations and rank pari passu with all of our existing and future senior unsecured indebtedness and all of our other obligations.
                                 The notes are effectively subordinated to all existing and future liabilities of our subsidiaries, including trade payables. In addition, the notes are effectively subordinated to existing and future senior secured indebtedness, including a bank facility, which is secured by a pledge of substantially all of our and our subsidiaries' assets and is also guaranteed by our U.S.
                                 subsidiaries.

                                 As of December 31, 2000:

                                   - our subsidiaries had no outstanding
                                     indebtedness other than intercompany
                                     indebtedness and certain capital lease
                                     obligations;

                                   - $51.5 million of indebtedness was
                                     outstanding under the bank facility;

                                   - we had $12.3 million in unused senior
                                     secured borrowing capacity under the bank facility;

                                   - we had outstanding approximately $181.5
                                     million in aggregate principal amount of senior indebtedness, of which approximately $51.5 million was secured indebtedness; and

                                   - we had the ability to incur up to $12.3
                                     million in senior indebtedness based upon the covenants with which we must comply. See "Description of Notes -- General."


Change of Control.............   You may require us to repurchase the notes upon
                                 the occurrence of one or more specified events resulting in a change of control of the Company, at the prices set forth in this prospectus. However, our ability to repurchase the notes may be limited by contractual obligations existing at the time proposed for repurchase. Also, we may not have sufficient money to repurchase the notes. See "Description of Notes -- Change of Control" and "Risk
                                 Factors -- Possible Inability to Repurchase
                                 Senior Notes Upon a Change of Control -- We may not have the ability to raise the funds necessary to finance the change of control offer required by the notes."

Covenants & Restrictions......   The indenture governing the notes contains
                                 covenants limiting our ability and our
                                 subsidiaries' ability to:


                                   - pay dividends or make certain other
                                     payments;

                                   - make certain investments;

                                   - incur additional indebtedness;

                                   - permit liens;

                                   - incur dividend and other payment
                                     restrictions affecting subsidiaries;

                                   - enter into consolidation, merger,
                                     conveyance, lease or transfer transactions;

                                   - make asset sales, enter into transactions
                                     with certain affiliates; and

                                   - engage in unrelated lines of business.


                                 In addition, the indenture imposes restrictions on the ability of our subsidiaries to issue guarantees. These covenants are subject to the exceptions and qualifications set forth in this prospectus. See "Description of
                                 Notes -- Certain Covenants" and
                                 "-- Consolidation, Merger, Conveyance, Lease or Transfer."



                                 Generally the indenture relating to the senior notes permits us to incur additional indebtedness (including issuance of the exchange debentures) only at such times as the ratio of our earnings before interest, taxes, depreciation and amortization ("EBITDA") to our consolidated interest expense is not less than
                                 2.25 to 1 as measured over the four preceding fiscal quarters. Our actual ability to incur further indebtedness is further restricted by the terms of our secured bank and revolving credit borrowings.



Use of Proceeds...............   We will not receive any proceeds from sales of
                                 the senior notes pursuant to the market making activities to which this prospectus relates.

                   SUMMARY DESCRIPTION OF THE PREFERRED STOCK


Number of Shares..............  Authorized                             1,250,000
                                 Issued and Outstanding                1,042,460


Dividends.....................   Annual rate -- 14.5% of liquidation value
                                 (originally $25.00)

                                   Payment frequency -- when, as and if declared by our board of directors.

                                   First payment -- Dividends accrete to the liquidation value of the preferred stock until the later to occur of September 30, 2001 and the date when we are permitted to pay cash dividends on the preferred stock under the terms of our debt outstanding at that time.

Liquidation Preference........   Liquidation value plus accrued and unpaid
                                 dividends. At December 31, 2000, the
                                 liquidation value was $45.80 per share.

Voting........................   Holders of the preferred stock can only vote if
                                 and whenever:

                                   - we do not pay six consecutive quarterly
                                     dividends after September 30, 2001;

                                   - we do not redeem the preferred stock on
                                     March 31, 2008;

                                   - we do not offer to redeem the preferred
                                     stock in a timely manner following specific kinds of changes in control;

                                   - we pay dividends on other securities while
                                     we have not paid full cumulative dividends on the preferred stock;

                                   - we redeem or repurchase securities junior
                                     to the preferred stock while we have not paid full cumulative dividends on the preferred stock; or

                                   - our certificate of incorporation is amended
                                     without the consent of the holders of the preferred stock, and the amendment is adverse to the holders.

                                 Holders of the preferred stock are entitled as a class to elect two directors if any of the above events occur. Holders of the preferred stock have no other voting rights.

Mandatory Redemption..........   We are required to make an offer to redeem all
                                 of the preferred stock:


                                   - at 101% of the liquidation value if we sell
                                     all or substantially all our assets or
                                     experience specific kinds of changes of
                                     control; and


                                   - on March 31, 2008 at the liquidation value
                                     on that date.

                                 Our ability to repurchase the preferred stock may be limited by our contractual obligations existing at the time proposed for repurchase. We may not have sufficient money to repurchase the preferred stock.

Optional Redemption...........   On or after September 30, 2001, we may redeem
                                 some or all of the preferred stock at the redemption prices listed in the section
                                 "Description of Preferred Stock" under the heading "Optional Redemption."

Ranking.......................   The preferred stock ranks senior, with respect
                                 to dividend rights, rights on liquidation, rights on dissolution and rights on winding up, to:

                                   - our common stock;

                                   - all of our capital stock that expressly
                                     provides that it ranks junior to the
                                     preferred stock; and

                                   - all of our capital stock that does not
                                     specify any rank in relation to the
                                     preferred stock.

Exchange Feature..............   Subject to certain conditions, we may issue
                                 14.5% Junior Subordinated Exchange Debentures due 2008 in exchange for some or all outstanding shares of preferred stock, at an exchange ratio of $1.00 of liquidation value of preferred stock for $1.00 principal amount of exchange debentures.


Conditions to exercise of
exchange feature..............   Subject to notice to the holders of our
                                 preferred stock, we may exercise our option to issue exchange debentures for outstanding shares of the preferred stock as of the end of any calendar quarter provided that, at the time of such issuance:



                                   - neither DLJMB nor any of its affiliates
                                    hold shares of the preferred stock (other than shares, if any, held by CSFB in connection with market making activities); and



                                   - we have paid or set aside for payment all
                                    accrued and unpaid cash dividends due on the preferred stock; and



                                   - the issuance of the exchange debentures
                                    would not result in a default under the
                                    indenture relating to the exchange
                                    debentures or any other agreement, including agreements relating to our bank borrowings and the senior notes.



                                 As of December 31, 2000, and as of the date of this prospectus we are prohibited from exercising our option to issue the exchange debentures due primarily to the terms of our bank borrowings and the senior notes.



Use of Proceeds...............   We will not receive any proceeds from sales of
                                 the preferred stock pursuant to the market making activities to which this prospectus.

                 SUMMARY DESCRIPTION OF THE EXCHANGE DEBENTURES


     Although the form and terms of the exchange debentures are summarized below and described in this prospectus, we are not currently eligible to exercise the exchange rights granted to us under the terms of the preferred stock. Accordingly, the exchange debentures are not currently authorized for issuance and none of such exchange debentures are currently outstanding.


Maturity Date.................   March 31, 2008

Interest Rate.................   Annual rate -- 14.5%

                                   Payment frequency -- quarterly

                                   Form of payment -- We will pay interest in the form of exchange debentures until the later to occur of September 30, 2001 and the date when we are permitted to pay interest in cash on the exchange debentures under the terms of our debt outstanding at that time. Then, we will pay interest in cash.

Optional Redemption...........   On or after September 30, 2001, we may redeem
                                 some or all of the exchange debentures at the redemption prices listed in the section
                                 "Description of Exchange Debentures" under the heading "Optional Redemption."

Change of Control.............   Each holder of exchange debentures may require
                                 us to repurchase its exchange debentures at 101% of the principal amount of the exchange debentures plus accrued and unpaid interest, if any, if we sell certain assets or experience specific kinds of changes of control. Our ability to repurchase the exchange debentures may be limited by our contractual obligations existing at the time proposed for repurchase.
                                 We may not have sufficient money to repurchase the exchange debentures.

Ranking.......................   The exchange debentures will be general
                                 unsecured debt.
                                 They will rank behind all of our current and future indebtedness, except indebtedness that expressly provides that it ranks equal to or junior to the exchange debentures.
                                 Assuming these exchange debentures were
                                 outstanding on December 31, 2000, the exchange debentures would have been subordinated to $181.5 million of senior debt. Approximately
                                 $51.5 million of that senior debt was secured.
                                 On December 31, 2000, we had the ability to borrow up to $12.3 million in indebtedness that would have been senior to the exchange debentures had they then been outstanding.


Covenants & Restrictions......   If the exchange debentures are issued, we will
                                 issue them pursuant to an indenture which will contain customary covenants. Some of these covenants relate to:


                                   - our payment of principal, premium and
                                     interest on the exchange debentures;

                                   - our maintenance of an office for payments;

                                   - the appointment of a paying agent;

                                   - the maintenance of lists of holders of
                                     exchange debentures;

                                   - the filing of reports;

                                   - the limitation on our ability to make
                                     certain payments; and

                                   - the limitation on our ability to merge,
                                     consolidate or sell certain of our assets.

                             SUMMARY FINANCIAL DATA

     The following table presents summary historical financial data of Brand after the acquisition by DLJMB and Carlisle of a majority of our common stock (the "Acquisition"), as of and for the years ended December 31, 1998, 1999 and 2000. The summary historical financial data has been derived from the audited financial statements of Brand. You should read the financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.


                                                             YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                            DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                1998            1999            2000
                                                            ------------    ------------    ------------
                                                                       (DOLLARS IN THOUSANDS)
Income Statement Data:
Revenue.................................................      $205,304        $218,916        $264,066
Operating Expenses......................................       157,673         171,630         203,689
                                                              --------        --------        --------
Gross Profit............................................        47,631          47,286          60,377
Selling and Administrative Expenses.....................        29,568          31,550          39,242
                                                              --------        --------        --------
Operating Income........................................        18,063          15,736          21,135
Interest Expense........................................        17,728          17,758          20,414
Interest Income.........................................          (249)           (159)            (95)
                                                              --------        --------        --------
Income (Loss) before provision for income tax...........           584          (1,863)            816
Provision for Income Tax................................            --              --              --
Extraordinary Loss on debt extinguishment...............         4,329              --              --
                                                              --------        --------        --------
Net Income (Loss).......................................      $ (3,745)       $ (1,863)       $    816
                                                              ========        ========        ========
Other Data:
EBITDA (1)..............................................      $ 34,572        $ 39,505        $ 46,554
Net cash provided by operating activities...............        26,753          21,148          23,123
Depreciation and Amortization...........................        17,234          24,491          25,964
Cash Interest Expense (2)...............................        17,003          17,036          19,683
Capital Expenditures....................................        14,831          19,642          29,122
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends (3).........................................            .8x             .7x             .8x


                                                                          AT DECEMBER 31,
                                                            --------------------------------------------
                                                                1998            1999            2000
                                                                ----            ----            ----
                                                                       (DOLLARS IN THOUSANDS)
Balance Sheet Data:
Working Capital.........................................      $ 12,080        $  5,553        $  9,757
Total Assets............................................       211,060         210,872         246,249
Long-term Debt (including current portion and revolving
  loan).................................................       158,500         157,460         181,450
Notes Payable and Capital Lease Obligation (including
  current portion)......................................         5,007           4,402           6,276
14.5% Senior Exchangeable Preferred Stock...............        35,907          41,404          47,742
Stockholder's Equity (Deficit)..........................       (14,483)        (20,968)        (27,199)

-------------------------
(1) EBITDA is defined as earnings before interest income, cash interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(2) Cash interest expense represents total interest expense less amortization of deferred financing fees of $731, $772 and $725 for the years ended December 31, 2000, 1999 and 1998, respectively.

(3) For the purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends. The deficiency of earnings to cover fixed charges for the years ended December 31, 1998, 1999 and 2000 were $4,183, $7,359 and $5,522, respectively.

                                  RISK FACTORS


     In addition to the other matters described in this prospectus, you should carefully consider the risks described below before making an investment decision.


SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT THE FINANCIAL HEALTH OF THE COMPANY AND PREVENT US FROM FULFILLING OUR OBLIGATION TO SERVICE OUR CURRENT INDEBTEDNESS.

     We are highly leveraged. As of December 31, 2000, our total indebtedness was $181.5 million, which constitutes the Company's aggregate amount of senior debt outstanding. Our estimated annual payment obligation for 2001 with respect to our indebtedness is comprised of approximately $12.9 million of principal payments and $17.9 million of interest payments. Our payment obligation for 2000 consisted of $6.2 million of principal payments and $18.1 million of interest payments.

     Our substantial indebtedness could have important consequences to you. For example, it could:

     - limit our ability to fund future working capital, capital expenditures, acquisitions and other general corporate activities;

     - require us to dedicate a substantial portion of our operating cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund other areas of our business; and

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.


     Our borrowings under the Bank Facility are at floating rates of interest, which could result in higher interest expense in the event of an increase in interest rates. Further, our management's business decisions will be limited by covenants contained in the Bank Facility and the indenture under which our 10 1/4% Senior Notes due 2008 were issued. At December 31, 2000, we had unused secured borrowing availability of $12.3 million under our Bank Facility. Generally the indenture relating to the senior notes permits us to incur additional indebtedness (including issuance of the exchange debentures) only at such times as the ratio of our earnings before interest, taxes, depreciation and amortization ("EBITDA") to our consolidated interest expense is not less than
2.25 to 1 as measured over the four preceding fiscal quarters.



ABILITY TO SERVICE DEBT -TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH COULD BE MATERIALLY AFFECTED ON MANY FACTORS BEYOND OUR CONTROL.



     Our ability to pay interest on the 10 1/4% Senior Notes and to satisfy our other debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. In addition, our access to payments and advances from our subsidiaries in amounts and at times sufficient to fund our debt obligations will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to make scheduled payments on the 10 1/4% Senior Notes or to meet our other obligations, we will need to refinance, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements, including payments on the 10 1/4% Senior Notes.


LIMITS ON ABILITY TO PAY PREFERRED STOCK DIVIDENDS -- OUR ABILITY TO PAY CASH DIVIDENDS ON THE PREFERRED STOCK WHEN AND AS REQUIRED IS RESTRICTED BY THE TERMS OF OUR BANK FACILITY CREDIT AGREEMENT.

     Dividends on the preferred stock accrete to the liquidation value of the preferred stock until the later of (i) September 30, 2001 (the "Fifth Anniversary") and (ii) the first date on which dividends on the preferred stock would be permitted to be paid in cash pursuant to the terms of the Company's then outstanding indebtedness (such later date, the "Cash Pay Date").

     Due to the terms of the Bank Facility Credit Agreement we do not anticipate that we will be permitted to make such payments for the quarter ending September 30, 2001, and our ability to make payment for future periods may depend upon retiring or refinancing such indebtedness or obtaining a waiver or amendment that would permit such cash payments. There can be no assurance that we will be able to commence payment of cash dividends.

RESTRICTIVE COVENANTS -- OUR DEBT AGREEMENTS CONTAIN PROVISIONS WHICH RESTRICT OUR OPERATIONS AND OUR ABILITY TO PAY CASH DIVIDENDS ON OR REDEEM THE PREFERRED STOCK. THESE PROVISIONS WOULD ALSO RESTRICT OUR ABILITY TO PAY INTEREST ON OR REDEEM THE EXCHANGE DEBENTURES IF THEY WERE ISSUED IN EXCHANGE FOR THE PREFERRED STOCK.

     Among other things, the operating and financial restrictions and covenants contained in our debt agreements restrict, condition or prohibit us from:

     - incurring additional indebtedness;

     - creating liens on our assets;

     - making certain asset dispositions;

     - entering into transactions with affiliates;

     - merging or consolidating with any other person; or

     - selling, assigning, transferring, leasing, conveying or otherwise selling certain of our assets.

     In addition, the Bank Facility contains financial and operating covenants and prohibitions, including requirements that we maintain certain financial ratios and use a portion of excess cash flow and proceeds of assets sales to repay indebtedness under the Bank Facility.


     The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of these restrictions or covenants could cause a default under other debt including the senior notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.


     We have previously sought and obtained waivers and consents from the lenders under the Bank Facility. We may be required to seek waivers or consents in the future. We cannot assure that these waivers or consents will be granted. See "Description of Bank Facility."


     EFFECTIVE SUBORDINATION OF THE SENIOR NOTES TO OTHER
INDEBTEDNESS -- ALTHOUGH THE SENIOR NOTES CONSTITUTE SENIOR INDEBTEDNESS THEY REPRESENT UNSECURED OBLIGATIONS AND ARE ALSO EFFECTIVELY SUBORDINATED TO EXISTING AND FUTURE OBLIGATIONS OF OUR SUBSIDIARIES.



     The senior notes are general senior unsecured obligations and rank pari passu with all of our existing and future senior unsecured obligations and all of our other obligations which are not expressly subordinated to our general senior unsecured obligations. The senior notes are effectively subordinated to all existing and future liabilities of our subsidiaries. In addition, the notes are effectively subordinated to all existing and future senior secured indebtedness such as our current bank facility which is secured by a pledge of substantially all of our and our subsidiaries' assets and is also guaranteed by our domestic subsidiaries.



SUBORDINATION APPLICABLE TO PREFERRED STOCK -- YOUR RIGHT TO RECEIVE PAYMENTS RELATED TO THE PREFERRED STOCK AND, IF ISSUED, THE EXCHANGE DEBENTURES IS JUNIOR TO OUR EXISTING CURRENT AND FUTURE SENIOR INDEBTEDNESS.


     The preferred stock and, if issued, the exchange debentures will be effectively subordinated to all current and future senior indebtedness, including indebtedness under the Bank Facility and the 10 1/4% Senior Notes, to the extent of any pledged assets. Our obligations under the Bank Facility are secured by a pledge of substantially all of our and our subsidiaries' assets. In the event of a bankruptcy, liquidation or reorganization of the Company, our assets would be available to pay obligations on the preferred stock or, if issued, the exchange debentures only after all indebtedness under the Bank Facility and all other senior indebtedness has been paid in full. There may not be sufficient assets remaining to make any payments on the preferred stock, or, if issued, the exchange debentures. Our U.S. subsidiaries have issued guarantees under the Bank Facility. As of December 31, 2000, we had $181.5 million of senior indebtedness outstanding. In addition, as of December 31, 2000, we had $12.3 million in unused senior secured borrowing capacity under the Bank Facility.

DEPENDENCE ON SUBSIDIARIES -- THE SENIOR NOTES AND PREFERRED STOCK AND, IF ISSUED, THE EXCHANGE DEBENTURES WILL EFFECTIVELY RANK JUNIOR TO OUR SUBSIDIARIES' LIABILITIES.

     Our subsidiaries conduct substantially all of our operations. Therefore, our ability to make required payments with respect to our obligations, including the senior notes and preferred stock and, if issued, the exchange debentures, depends on the earnings of our subsidiaries and on our ability to receive funds from our subsidiaries through dividends or other payments. Our subsidiaries are not obligated or required to make any payments on the senior notes, preferred stock or, if issued, the exchange debentures, or to make funds available to us for such payments or otherwise. Furthermore, the senior notes and preferred stock and, if issued, the exchange debentures will effectively rank junior to all outstanding indebtedness and other liabilities and commitments (including trade payables and operating lease obligations) of our subsidiaries. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of holders of preferred stock or exchange debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are recognized as a creditor of the subsidiary. If we are recognized as a creditor of the subsidiary, our claims will still be subordinate to any security interest in the subsidiary's assets and any of the subsidiary's indebtedness senior to that which we hold. As of December 31, 2000, our subsidiaries had no indebtedness outstanding other than intercompany indebtedness and certain capital lease obligations.

EFFECTS OF SEASONALITY AND CYCLICALITY -- THERE ARE SEASONAL FLUCTUATIONS IN DEMAND FOR OUR SERVICES. FURTHER, WE HAVE EXPERIENCED A DEGREE OF CYCLICALITY IN THE MARKET WE SERVICE.

     The market for industrial scaffolding services experiences seasonal fluctuations in demand. In particular, because of high demand for gasoline for automobiles during the summer, most refineries prefer to close down for turnarounds during the spring and fall. Similar patterns are evidenced for utilities.

     We may be able to take advantage of differing seasonal patterns in other markets we service, such as the commercial scaffolding market, but seasonality may still lead to:

     - low inventory use during periods of low demand;

     - an inability to service all of our customers during periods of high demand;

     - price fluctuations; and

     - periods of low cash flow.

     Historically, the market for industrial scaffolding services has experienced a degree of cyclicality. In particular, demand for nonresidential construction and capital projects is highly cyclical. In addition, when refining products are in high demand or the price of pulp is high, refineries and pulp and paper mills often delay turnarounds. It does not appear that any areas of our business exhibit a significant degree of counter-cyclicality that would offset these effects. This cyclicality could have a material adverse effect on us.

CONCENTRATION OF CUSTOMERS -- LOSING CERTAIN CUSTOMERS COULD MATERIALLY AFFECT OUR REVENUES.


     Our top ten customers accounted for approximately 35% of total revenues during 2000. Our largest customer, Exxon/Mobil Corporation, accounted for approximately 13%, 13% and 15% of our revenues in the years ended December 31, 2000, 1999 and 1998, respectively. The loss of any of these customers could have a material adverse effect on our revenues and could also adversely affect our liquidity and cash flow from operating activities.



COMPETITION -- WE MAY NOT BE ABLE TO MAINTAIN OUR CURRENT MARKET SHARE.


     We currently face competition from other existing scaffolding services providers, including entities providing substantially similar services, some of which have significantly greater resources than we do. We also compete with larger engineering and construction firms. While we believe that we currently have a strong position in the industrial scaffolding market, we cannot assure that we will be able to increase or maintain our market share.

DEPENDENCE ON LABOR -- DECREASES IN THE LABOR FORCE OR INCREASES IN THE COST OF LABOR COULD MATERIALLY AFFECT THE COMPANY'S FINANCIAL PERFORMANCE.



     Our business has a high labor content and, as a result, our financial performance is affected by the availability of qualified personnel and the cost of labor. In recent years, unemployment rates have reached unusually low levels leading to lower availability of labor and to wage inflation. In particular, the supply of labor has been low relative to demand in the Gulf Coast Region, in which we have significant operations. While we have been successful in hiring workers for our projects and we do not believe that the reduced availability of labor has had a material adverse effect on our financial performance, we cannot assure that sufficient labor will be available in the future or that the cost of labor will not rise, either of which could have an adverse effect on the Company's financial performance.


     Approximately 22% of our employees are represented by labor unions. We cannot assure that strikes or other types of conflicts with unions or personnel will not arise or that we will not become a target for further union organizing activity. Since our business has a high labor content, any such activity could have a material adverse effect on the Company.


DEPENDENCE ON CERTAIN INDUSTRIES -- CYCLICAL, UNSTABLE OR WORSENING FINANCIAL CONDITION OR PERFORMANCE IN A SMALL GROUP OF INDUSTRIES COULD MATERIALLY AFFECT OUR REVENUES.



     Our financial performance is dependent upon the continued viability and financial stability of our customers, which are in turn substantially dependent on the viability and financial stability of the oil, petrochemical, chemical, utilities, pulp and paper and construction industries. In addition, many of our customers are affected by general economic conditions. The factors affecting these industries in general, and our customers in particular, could have a material adverse effect on our revenues and could also adversely affect our liquidity and cash flow from operating activities.



DEPENDENCE ON KEY PERSONNEL -- LOSING CERTAIN EMPLOYEES COULD MATERIALLY AFFECT OUR FINANCIAL PERFORMANCE AND PROSPECTS.



     Our continued success depends to a large extent upon the continued services of our senior management and of employees having critical client relationships. The loss of the services of any of these employees could have a material adverse effect on our revenues, our financial performance and management. We do not maintain "key man" insurance with respect to any individuals.


ACQUISITION STRATEGY -- THERE ARE VARIOUS RISKS ASSOCIATED WITH OUR PLAN TO ACQUIRE OTHER SCAFFOLDING PROVIDERS.

     We intend to expand our business by acquiring other scaffolding providers.

     We cannot assure that:

     - suitable acquisition candidates will be available;

     - acquisitions can be completed on reasonable terms;

     - we will successfully integrate the operations of any acquired entity; or

     - we will have the ability to raise the funds necessary to make acquisitions.

     Some of the risks associated with this acquisition strategy include problems inherent in integrating new businesses such as a potential loss of customers and key personnel and a potential disruption in operations. In addition, acquisitions may be limited by restrictions contained in our debt agreements.

POSSIBLE INABILITY TO REPURCHASE SENIOR NOTES UPON A CHANGE OF CONTROL -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE NOTES.


     Upon the occurrence of specified change of control events, you will have the right to require us to repurchase some or all of the notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of purchase. However, our ability to make the repurchase may be limited by the terms of our and our subsidiaries' then existing contractual obligations. Furthermore, under the Bank Facility, the occurrence of specified change of control events would constitute an event of default, possibly causing acceleration of all payments required under the Bank

Facility. We may not have sufficient funds to make the required repurchase, and we cannot assure that we would be able to obtain such resources. If we fail to repurchase all of the notes tendered for purchase, this failure will constitute an event of default under the indenture.


     With respect to the sale of assets referred to in the definition of "Change of Control" as it applies to the notes, the phrase "all or substantially all" as used in such definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in determining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a change of control has occurred and whether the notes are subject to an offer to repurchase.


     The change of control provision may not necessarily protect you in the event of some important corporate events, including a reorganization, restructuring, merger or other similar transaction involving the Company that may adversely affect you. This is because such events may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger the provisions. Except as described under "Description of Notes -- Change of Control," the indenture does not contain provisions that permit you to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.


POSSIBLE INABILITY TO REPURCHASE PREFERRED STOCK OR EXCHANGE DEBENTURES UPON A CHANGE OF CONTROL -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE PREFERRED STOCK AND THE EXCHANGE DEBENTURES. FURTHER, OUR ABILITY TO REPURCHASE THE PREFERRED STOCK OR THE EXCHANGE DEBENTURES MAY BE LIMITED BY OUR EXISTING CONTRACTUAL OBLIGATIONS.


     Upon the occurrence of one or more of the specified events resulting in a change of control of the Company, you will have the right to require us to repurchase all of the shares of preferred stock or, if issued, exchange debentures at a redemption price equal to 101% of the liquidation value, plus accrued and unpaid cash dividends or interest, if any, to the date of purchase. However, our ability to make the repurchase may be limited by the terms of our and our subsidiaries' then existing contractual obligations. Furthermore, under the Bank Facility, the occurrence of certain specific kinds of change of control events would constitute an event of default, possibly causing acceleration of all payments required under the Bank Facility. We may not have sufficient funds to make the required repurchase, and we cannot assure that we would be able to obtain such resources.



     Pursuant to the indenture governing our 10 1/4% Senior Notes, upon the occurrence of specified kinds of change of control events each holder of the notes will have the right to require us to repurchase some or all of the notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of purchase. If we fail to repurchase all of the notes tendered for purchase, this failure will constitute an event of default under the indenture. In addition, no funds would be available for redemption of the preferred stock until the repurchase of the notes is completed.



     With respect to the sale of assets referred to in the definition of "Change of Control" as it applies to the preferred stock and the exchange debentures, the phrase "all or substantially all" as used in the definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the relevant law and is subject to judicial interpretation. Accordingly, in some circumstances there may be a degree of uncertainty in determining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a change of control has occurred and whether the preferred stock is subject to repurchase or the exchange debentures are subject to redemption.



     The change of control provision may not protect you in the event of some important corporate events, including a reorganization, restructuring, merger or other similar event involving the Company that may adversely affect you.

FRAUDULENT TRANSFER STATUTES -- IN SOME CIRCUMSTANCES, FRAUDULENT TRANSFER LAWS MAY PERMIT A COURT TO TAKE ACTION DETRIMENTAL TO YOU.



     Federal or state fraudulent transfer laws permit a court to


     - avoid all or a portion of our obligations to you;

     - subordinate our obligations to you to other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the notes; and

     - take other action detrimental to you, including, in certain circumstances, invalidating the notes.

     In that event, there would be no assurance that you would ever be repaid.

     Under federal and state fraudulent transfer laws, in order to take any of the actions described above, courts will typically need to find that, at the time the notes were issued, we:

          (a) issued the notes with the intent of hindering, delaying or defrauding current or future creditors; or

          (b) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes and

             (1) were insolvent or were rendered insolvent by reason of the issuance of the notes,

             (2) were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small; or

             (3) intended to incur, or believed (or should have believed) we would incur, debts beyond our ability to pay as such debts mature (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes).

     Different jurisdictions define "insolvency" differently. However, we generally would be considered insolvent at the time we incurred the indebtedness constituting the notes if (a) the fair market value (or fair saleable value) of our assets is less than the amount required to pay our total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute or matured or (b) we were incurring debts beyond our ability to pay as such debts mature. We cannot assure you as to what standard a court would apply in order to determine whether we were "insolvent" as of the date the notes were issued, and we cannot assure you that, regardless of the method of valuation, a court would not determine that we were insolvent on that date. Nor can we assure you that a court would not determine, regardless of whether we were insolvent on the date the notes were issued, that the payments constituted fraudulent transfers on another ground.


LACK OF TRADING MARKET FOR THE SENIOR NOTES, THE PREFERRED STOCK OR THE EXCHANGE DEBENTURES -- IT IS POSSIBLE THAT NO ACTIVE TRADING MARKET WILL DEVELOP FOR OUR SECURITIES.



     There is currently no established trading market for the senior notes, the preferred stock or the exchange debentures. We cannot assure the liquidity of any markets that may develop for these securities, or the ability of or price at which the holders of these securities will be able to sell their securities. Future trading prices of these securities will depend on many factors, including, among others, our operating results and the market for similar securities. We do not intend to apply for listing of these securities on any securities exchange. We cannot assure that an active public or other market will develop for the these securities. Although it is not obligated to do so, CSFB advises us that it intends to make a market in the senior notes and the preferred stock. Any such market-making activities may be discontinued at any time, for any reason and without notice at the sole discretion of CSFB. No assurance can be given as to the liquidity of or the trading market for our securities.



     The ability of CSFB to make a market in our securities depends in part upon the ability of the Company to maintain an effective prospectus meeting the requirements of section 10(a)(3) under the Securities Act of 1933, as amended. The Company failed to maintain such a prospectus during the period from May 1, 2001 through the date of this prospectus. Although the Company intends to make timely filings as required by section 10(a)(3), our failure to do so could adversely affect the liquidity of the securities covered by this prospectus.

ACCOUNTING FOR GOODWILL -- WE MAY BE REQUIRED TO WRITE-OFF A PORTION OF OUR GOODWILL.



     The Financial Accounting Standards Board has issued a new accounting standard related to business combinations and intangible assets -- accounting for goodwill. Under the new standard, we and other companies are no longer required or permitted to amortize goodwill reflected on our balance sheet. We are, however, required to evaluate goodwill reflected on our balance sheet to determine whether the goodwill is impaired under the guidelines of the proposed standard. If we determine that the goodwill is impaired, we would be required to write-off a portion of the goodwill. As of March 31, 2001, we had approximately $6.5 million of goodwill on our balance sheet. Based upon the new proposal, it is probable that a portion of our goodwill will be required to be written off. Any write-off of goodwill would reduce our income and our assets, which could have a material adverse effect on our results of operations in the period of any such non-cash write-off and on our financial condition.


ACCESS TO ADDITIONAL CAPITAL -- WE MAY NOT HAVE THE ABILITY TO RAISE ADDITIONAL FUNDS NECESSARY FOR FUTURE CAPITAL SPENDING AND/OR ACQUISITIONS.

     Our business is capital intensive and therefore requires that we maintain and replace capital on an ongoing basis. We purchase equipment to replace damaged equipment and to expand our business. If we do not have funds available to purchase replacement equipment, we may not be able to service our current customers. If we do not have funds available to add additional equipment, we may not be able to expand our business. Part of our business plan is to make strategic acquisitions, which will add to our market share and profitability. If we do not have funds available to make strategic acquisitions, we may not be able to expand our business as rapidly as we may otherwise. The inability to raise additional capital could have a material adverse effect on the Company.


CONTROL BY CSFB AND CREDIT SUISSE GROUP -- CONFLICTS MAY EXIST BETWEEN THE INTERESTS OF HOLDERS OF OUR SENIOR NOTES, PREFERRED STOCK OR EXCHANGE NOTES AND THE INTERESTS OF OUR PARENT ENTITY AND ITS CONTROLLING SHAREHOLDERS.



     All of our common stock is owned by DLJ Brand Holdings, Inc. ("Holdings"). As of December 31, 2000, approximately 60.7% of Holdings' stock was owned by affiliates of CSFB, a subsidiary of Credit Suisse Group. Subject to certain rights granted to Carlisle-Brand, L.P., and to Rust International (an indirect subsidiary of Waste Management, Inc.) under an amended and restated shareholders agreement dated September 30, 1996, CSFB has the ability to elect a majority of the board of directors of Holdings and, indirectly, a majority of the Company's board of directors. Subject to the fiduciary obligations of our directors, CSFB has the ability to control both the strategic direction and the day to day management of the Company. The interests of CSFB as an indirect holder of our common stock may conflict with the respective interests of holders of the senior notes or the preferred stock.



     The shareholders agreement among Holdings, DLJMB, Carlisle and Rust International also provides that Holdings will pay or cause to be paid management advisory fees in the amount of $250,000 per year to each of DLJMB and Carlisle until the earlier to occur of (i) a public offering of Holdings' stock or (ii) the date upon which DLJMB no longer controls Holdings. See "Item 13. Certain Relationships and Related Party Transactions" in our Form 10-K annual report in appendix A to this prospectus. We believe that such arrangements are customary in merchant banking investment ventures and are on terms not less favorable to Holdings than would be available from other parties.

                                USE OF PROCEEDS

     This prospectus is delivered in connection with the sale of senior notes or the preferred stock by CSFB in market-making transactions. We will not receive any of the proceeds from such transactions.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of December 31, 2000. This table should be read in conjunction with the consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                           AS OF DECEMBER 31, 2000
                                                           -----------------------
                                                            (DOLLARS IN THOUSANDS)
Long-term Debt (including current portion):
  Bank Facility
     Term Facilities.....................................          $ 47,325
     Revolving Facility(1)...............................             4,125
  10 1/4% Senior Notes due 2008..........................           130,000
                                                                   --------
          Total Long-term Debt...........................           181,450
14.5% Senior Exchangeable Preferred Stock;
  1,250,000 shares authorized; 1,042,460 shares issued
     (2).................................................            47,742
Stockholder's Deficit....................................           (27,199)
                                                                   --------
       Total Capitalization..............................          $201,933
                                                                   ========

-------------------------
(1) The Company has $13.5 million of letters of credit outstanding to cover insurance commitments for the policy year ended December 31, 2000.


(2) The Company's 14.5% Senior Exchangeable Preferred Stock due 2008, par value $0.01 per share (the "14.5% Preferred Stock"), have an initial liquidation preference of $25.00 per share. Dividends accrete to the liquidation value at the rate of 14.5% per annum until the later of September 30, 2001 and the first date upon which cash dividends are permitted under the terms of the Company's then outstanding indebtedness. At December 31, 2000, the liquidation preference for the preferred stock was $45.80 per share. The Company is required to redeem the 14.5% Preferred Stock on March 31, 2008. See "Description of Preferred Stock."


                  DIRECTOR CHANGES SUBSEQUENT TO ANNUAL REPORT


     On April 17, 2001, John M. Monter was elected Chairman of the Board of the Company, succeeding David L. Jaffe in that capacity. Mr. Monter remains President and Chief Executive Officer of the Company. Also, on April 17, 2001, Ari Benacerraf was elected as a director replacing David L. Jaffe and Jeffrey Draper was elected as a director of the Company replacing William L. Trubeck.



     Mr. Benacerraf, 36, serves as a Senior Vice President of CSFB and as director of CSFB Private Equity/DLJ Merchant Banking activities. Prior to assuming his present position in 1999, he served as a Vice President of CSFB in its Investment Banking Operations. During 1992-1995 he was a Vice President of Bankers Trust Company and prior thereto was employed by Banque Nationale de Paris.



     Jeffrey Draper, 35, has served in various executive capacities with Waste Management, Inc. since 1995 and since 2000 has held the position of Vice President of Business Development. From 1990 until 1995 Mr. Draper was employed as a tax professional by Coopers & Lybrand, LLP.

                          DESCRIPTION OF BANK FACILITY

     Although all of the material elements of the Credit Agreement are stated herein, the following summary does not purport to be complete and is qualified in its entirety by the Credit Agreement, copies of which may be obtained upon request from the Company.

     The Company entered into a credit agreement (the "Credit Agreement") relating to the Bank Facility, with DLJ Capital, as Syndication Agent, and Bank of America, as Administrative Agent, on September 30, 1996, which Credit Agreement was amended on November 21, 1997 and February 20, 1998, amended and restated as of March 17, 1999 and supplemented by an additional Term-B Loan Addendum on March 9, 2000. As so amended, amended and restated and supplemented, the Bank Facility includes, after giving effect to amortization payments through December 31, 1999, $58.0 million of senior secured credit facilities. A $30.0 million senior secured revolving loan facility (the "Revolving Facility") is available to the Company for working capital and other general corporate purposes. This facility matures on September 30, 2002. Borrowings under the Revolving Facility are governed by a borrowing base equal to 85% of eligible accounts receivable. A $15.0 million sub-facility of the Revolving Facility is available for the issuance of letters of credit. The issuance of letters of credit constitutes usage under the Revolving Facility and reduces availability of the Revolving Facility dollar for dollar. Interest on loans under the Revolving Facility is determined by a leverage-based pricing grid. A commitment fee is payable on the unused portion of the Revolving Facility at a rate also determined by a leverage-based pricing grid.

     In addition, the Bank Facility, as amended, amended and restated and supplemented, includes two term loan facilities. The first term loan facility was fully drawn at the closing of the bank facility (the "Bank Closing") in the amount of $160.0 million to partially fund the Acquisition. $130.0 million of such Term Facility was repaid with the proceeds of the original issuance by the Company of the notes, leaving $30.0 million of loans outstanding under this facility, of which $12.5 million has been repaid through December 31, 2000 in regularly scheduled amortization payments. Interest on loans under this term loan facility is determined by a leverage-based pricing grid. The portion of such term loan facility that remained outstanding after such repayment had an average life of 3.05 years at the Bank Closing Date. This term loan facility has and will amortize quarterly in amounts aggregating $1.5 million in 1998, $5.0 million in 1999, $6.0 million in 2000, $8.5 million in 2001 and $9.0 million in 2002, with a final maturity of September 30, 2002.

     In March 2000, the Company secured a $30.0 million Term B Loan commitment to enable it to make future acquisitions. $5.0 million of the Term B Loan was borrowed in March 2000 and in September 2000, the Company borrowed the remaining $25.0 million available on the Term B Loan. Interest on loans under this facility is determined by a leveraged-based pricing grid. This term loan facility amortizes quarterly in amounts aggregating $150,000 in 2000, $300,000 in 2001, $300,000 in 2002 and $29.2 million in 2003, with a final maturity of September 30, 2003.

     Loans outstanding under the Bank Facility are required to be prepaid from 100% of the net proceeds from debt issuances, 100% of the net proceeds from certain asset sales that are not reinvested in the Company's business within a specified period, 50% of the net proceeds from certain issuances of equity securities and 75% of the Company's consolidated annual excess cash flow.

     The Bank Facility is secured by (i) a first priority perfected lien on all material tangible and intangible assets of the Company and its U.S. subsidiaries, (ii) a first priority pledge of all notes evidencing intercompany indebtedness owed to the Company or its U.S. subsidiaries and (iii) a first priority pledge of 100% of the capital stock of the Company and all of its U.S. subsidiaries and 65% of the capital stock of all of its non-U.S. subsidiaries. The Bank Facility is also supported by guarantees from Holdings and all U.S. subsidiaries of the Company.

     The Credit Agreement contains the following financial covenants, which are computed quarterly on a rolling four-quarter basis: (i) maximum leverage (ranging from 5.25:1 as of December 31, 1999, decreasing thereafter to 4.50:1 on December 31, 2001 and thereafter); (ii) minimum interest coverage (ranging from 1.80:1 as of December 31, 1999 increasing thereafter up to 2.10:1 at December 31, 2001 and thereafter); (iii) minimum fixed charge coverage (ranging from 1.0:1 as of December 31, 1999 increasing thereafter up to 1.10:1 at December 31, 2001 and thereafter); (iv) minimum net worth (equal to $20 million plus an amount equal to 50% of cumulative positive net income from January 1, 1998 to the end of the fiscal quarter most recently ended on or prior to such date of determination); and (v) maximum capital expenditures (not in excess of $20.0 million in any fiscal year, with the ability to carry forward up to $5.0 million to the next succeeding fiscal year to the extent the amount of capital expenditures permitted to be made in any fiscal year exceeds the amount actually made in such fiscal year, in addition to an aggregate amount not in excess of $5.0 million in any fiscal year used to acquire industrial scaffolding, with the ability to carry forward up to $2.5 million to the next succeeding fiscal year to the extent the amount of capital expenditures permitted to be made in any fiscal year to acquire industrial scaffolding exceeds the amount actually made in such fiscal year). In addition, the Credit Agreement restricts the Company's ability, among other things, to (i) incur debt, sale-leasebacks and contingent liabilities; (ii) pay dividends, make distributions or repurchase stock; (iii) incur liens; (iv) sell assets other than in the ordinary course of business; (v) make investments or acquisitions; (vi) consummate mergers, consolidations or combinations; or (vii) engage in transactions with affiliates. The Company received a waiver for the fourth quarter of 2000 and the first quarter of 2001 for capital expenditures not to exceed $30.0 million. As of December 31, 2000 the Company was in compliance with the covenants under the Credit Agreement.

                        DESCRIPTION OF THE SENIOR NOTES

GENERAL

     The 10 1/4% Senior Notes due 2008 (the "Notes") have been registered under the Securities Act of 1933, as amended, and were issued in exchange for the 10 1/4% Senior Notes due 2008 (the "Old Notes") issued by the Company on February 25, 1998. The Notes were issued under an indenture, dated as of February 25, 1998 (the "Indenture") by and between the Company and U.S. Trust Company of Texas, N.A., as trustee under the Indenture (the "Trustee"). The Notes are subject to the terms stated in the Indenture and to the terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms. Although all of the material elements of the Notes and the Indenture are stated herein, the statements and definitions of terms under this caption relating to the Notes and the Indenture described below are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. Copies of the Indenture are available as set forth under "-- Additional Information." Certain terms used herein are defined below under "-- Certain Definitions."

     The Notes represent general senior unsecured obligations of the Company and rank pari passu with all existing and future senior unsecured Indebtedness and other obligations of the Company. The Notes are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including trade payables. As of December 31, 2000, the Company's subsidiaries had no outstanding Indebtedness other than intercompany Indebtedness and certain capital lease obligations. In addition, the Notes are effectively subordinated to existing and future senior secured Indebtedness, including the Bank Facility, which is secured by a pledge of substantially all of the assets of the Company and its subsidiaries and is also guaranteed by the Company's U.S. subsidiaries. As of December 31, 2000, $51.5 million of Indebtedness was outstanding under the Bank Facility. In addition, as of December 31, 2000, the Company had $12.3 million in unused senior secured borrowing capacity under the Bank Facility. Further, as of December 31, 2000, the Company had outstanding approximately $181.5 million in aggregate principal amount of senior Indebtedness, including approximately $51.5 million of secured Indebtedness.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $130.0 million, mature on February 15, 2008, and bear interest at 10 1/4% per annum from the Issue Date or from the most recent interest payment date to which interest has been paid or provided for. Interest on the Notes is payable semi-annually in arrears on February 15 and August 15 of each year to the Persons in whose names such Notes are registered at the close of business on the February 1 or August 1 immediately preceding such interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     The Notes may be presented or surrendered for payment of principal, premium, if any, interest and Liquidated Damages, if any, and for registration of transfer or exchange, at the office or agency of the Company within the City and State of New York, maintained for such purpose. In addition, in the event the Notes do not remain in book-entry form, interest may be paid, at the option of the Company, by check mailed to the registered holders of the Notes at the respective addresses as set forth on the Note Register. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company or Trustee may require in certain circumstances payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

     Except as provided in the next paragraph, the Notes are not redeemable at the option of the Company prior to February 15, 2003. On or after such date, the Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), if redeemed during the 12 months beginning February 15 of the years indicated below, in each case together with interest accrued to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) plus Liquidated Damages, if any:

                            YEAR                                PERCENTAGE
                            ----                                ----------
2003........................................................     105.125%
2004........................................................     103.417%
2005........................................................     101.708%
2006 and thereafter.........................................     100.000%


     Notwithstanding the foregoing, at any time during the first 36 months after the Issue Date, the Company could, at its option, redeem up to a maximum of 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 110 1/4% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date plus Liquidated Damages, if any; provided, that each such redemption shall occur within 90 days of the closing of the related Qualified Equity Offering. No such redemptions occurred.


     If fewer than all the Notes are redeemed, selection for redemption will be made by the Trustee in accordance with the principal stock exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by any other means which the Trustee determines to be fair and appropriate.

MANDATORY REDEMPTION

     Except as set forth below under "-- Change of Control" and "-- Certain Covenants -- Limitation on Asset Sales," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder will have the right to require the Company to repurchase all of such holder's Notes in whole or in part (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Change of Control Payment Date (as defined below), plus Liquidated Damages, if any, on the terms described below.

     Within 30 days following any Change of Control, the Company or the Trustee (at the expense of the Company) will mail a notice to each holder and to the Trustee stating, among other things, (i) that a Change of Control has occurred and a Change of Control Offer is being made as provided for in the Indenture, and that, although holders are not required to tender their Notes, all Notes that are timely tendered will be accepted for payment; (ii) the Change of Control Purchase Price and the repurchase date, which will be no earlier than 30 days and no later than 60 days after the date such notice is mailed (the "Change of Control Payment Date"); (iii) that any Note accepted for payment pursuant to the Change of Control Offer (and duly paid for on the Change of Control Payment
Date) will cease to accrue interest after the Change of Control Payment Date; and (iv) the instructions and any other information necessary to enable holders to tender their Notes and have such Notes purchased pursuant to the Change of Control Offer. The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange Act) in the event that the Change of Control Offer is triggered under the circumstances described herein.

     The existence of the holders' rights to require, subject to certain conditions, the Company to repurchase Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control. The source of funds for the repurchase of Notes upon a Change of Control will be the Company's cash or cash generated from operations or other sources, including borrowings or sales of assets; however, a "Change in Control" (as defined in the Bank Facility) constitutes an event of default thereunder that alleviates the lenders from any obligation to make loans and allows them to accelerate the Indebtedness outstanding thereunder. There can be no assurance that sufficient funds will be available at the time of any Change of Control to repay all amounts owing under such other Indebtedness or to make the required payments of the Notes. In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price for all Notes timely tendered pursuant to such offer or at a time when the Company is prohibited from purchasing the Notes (and the Company is unable either to obtain the consent of the holders of the relevant Indebtedness or to repay such Indebtedness), an Event of Default would occur under the Indenture. In addition, one of the events that constitutes a Change of Control under the Indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of the Company or the Company and the Subsidiaries, taken as a whole. The Indenture is governed by New York law, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if the Company or its Subsidiaries were to engage in a transaction in which it or they disposed of less than all of the assets of the Company or the Company and its Subsidiaries taken as a whole, as applicable, a question or interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether the Company was required to make a Change of Control Offer.

     The Company is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and repurchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. The provisions of the Indenture may not afford holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect holders because (i) such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to require the Company to make a Change of Control Offer or (ii) such transactions may include an actual shift in voting power or beneficial ownership to a Permitted Holder which is excluded under the definition of Change of Control from the amount of shares involved in determining whether or not the transaction involves a shift of the magnitude required to trigger the provisions. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition.

CERTAIN COVENANTS

     Set forth below are certain covenants contained in the Indenture.

     Transactions with Affiliates. Subsequent to the Issue Date, the Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of Property, the making of any Investment, the giving of any guarantee or the rendering of any service with any Affiliate of the Company, other than transactions between or among the Company, and any Subsidiaries) unless (i) such transaction or series of related transactions is on terms no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's length transaction with a Person that is not such an Affiliate and (ii)(a) with respect to a transaction or series of related transactions that has a Fair Market Value in excess of $500,000 but less than $5.0 million, the Company delivers an Officer's Certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above; (b) with respect to a transaction or series of related transactions that has a Fair Market Value equal to or in excess of $5.0 million but less than $10.0 million, the transaction or series of related transactions is approved by a majority of the Board of Directors of the Company (including a majority of the disinterested directors), which approval is set forth in a Board Resolution certifying that such transaction or series of transactions complies with clause
(i) above; or (c) with respect to a transaction or series of related transactions that has a Fair Market Value equal to or in excess of $10.0 million, the Company shall have received an opinion as to the fairness to the Company or such Subsidiary from a financial point of view issued by an investment banking firm of national standing. The foregoing provisions shall not be applicable to (i) reasonable and customary compensation, indemnification and other benefits paid or made available to an officer, director or employee of the Company or a Subsidiary for services rendered in such person's capacity as an officer, director or employee (including reimbursement or advancement of reasonable out-of-pocket expenses and provisions of directors' and officers' liability insurance) or agreements providing therefor, (ii) transactions between the Company or its Subsidiaries on the one hand, and CSFB or its Affiliates on the other hand, involving the provision of financial, consulting or underwriting services by CSFB or its Affiliates; provided that the fees payable to CSFB or its Affiliates do not exceed the usual and customary fees of CSFB and its Affiliates for similar services, (iii) any payments made, or transactions entered into, by the Company or its Subsidiaries pursuant to or in accordance with the Shareholders Agreement, the Acquisition Agreements or the Bank Facility or (iv) the making of any Restricted Payment otherwise permitted by the Indenture.

     Limitation on Restricted Payments. The Company will not, and will not permit any Subsidiary to, make any Restricted Payment, unless at the time of and after giving pro forma effect to the proposed Restricted Payment, (a) no Default shall have occurred and be continuing (or would result therefrom), (b) the Company could incur at least $1.00 of additional Indebtedness under the tests described in the first sentence under the caption "-- Certain
Covenants -- Limitation on Indebtedness" and (c) the aggregate amount of all Restricted Payments declared or made on or after the Issue Date by the Company or any Subsidiary shall not exceed the sum of (i) 50% (or if such Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the aggregate Consolidated Net Income accrued during the period beginning on the first day of the fiscal quarter in which the Issue Date falls and ending on the last day of the fiscal quarter ending immediately prior to the date of such proposed Restricted Payment, plus (ii) an amount equal to the aggregate Qualified Proceeds received by the Company, subsequent to the Issue Date, from contributions to the Company's capital or the issuance or sale (other than to a Subsidiary) of shares of its Capital Stock (excluding Redeemable Stock, but including Capital Stock issued upon the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Stock) of the Company) and the liability (expressed as a positive number) as expressed on the face of a balance sheet in accordance with GAAP in respect of any Indebtedness of the Company or any of its Subsidiaries, or the carrying value of Redeemable Stock, which has been converted into, exchanged for or satisfied by the issuance of shares of Capital Stock (other than Redeemable Stock) of the Company, subsequent to the Issue Date, plus (iii) 100% of the net reduction in Restricted Investments, subsequent to the Issue Date, in any Person, resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of Property (but only to the extent such interest, dividends, repayments or other transfers of Property are not included in the calculation of Consolidated Net Income), in each case to the Company or any Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in the case of any Person the amount of Restricted Investments previously made by the Company or any Subsidiary in such Person and in each such case which was treated as a Restricted Payment.

     The foregoing provisions will not prevent (A) the payment of any dividend on Capital Stock of any class within 60 days after the date of its declaration if at the date of declaration such payment would be permitted by the Indenture;
(B) any Restricted Payment made in exchange for Capital Stock of the Company (other than Redeemable Stock), or out of the Qualified Proceeds from the substantially concurrent issuance or sale (other than to a Subsidiary) of Capital Stock of the Company (other than Redeemable Stock), provided that the Qualified Proceeds from such sale are excluded from computations under clause
(c) (ii) above to the extent that such proceeds are applied to purchase or redeem such Capital Stock or Subordinated Indebtedness; (C) so long as no Default shall have occurred and be continuing or should occur as a consequence thereof, any repurchase, redemption payment, defeasance, acquisition or other retirement for value of Subordinated Indebtedness of the Company or a Subsidiary solely in exchange for, or out of the Qualified Proceeds from the substantially concurrent sale of, new Subordinated Indebtedness of the Company or a Subsidiary, so long as such Subordinated Indebtedness is permitted under the covenant described under "-- Limitation on Indebtedness" and (x) is subordinated to the Notes at least to the same extent as the Subordinated Indebtedness so exchanged, purchased or redeemed, (y) has a stated maturity later than the stated maturity of the Subordinated Indebtedness so exchanged, purchased or redeemed and (z) has an Average Life at the time incurred that is greater than the remaining Average Life of the Subordinated Indebtedness so exchanged, purchased or redeemed; (D) payments to Holdings to fund payments made or to be made by Holdings for the benefit of the Company or any Subsidiary of the Company, including, without limitation, the payment of management and other professional fees, whether pursuant to the Shareholders Agreement or otherwise, and the payment of taxes; (E) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Holdings, the Company or any Subsidiary of the Company held by any future, present or former employee, consultant or director of the Company (or any of its Subsidiaries) pursuant to any management equity subscription agreement or stock option plan or agreement or any other management or employee benefit plan or agreement in effect as of the Issue Date; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed (x) $1.5 million in any calendar year (with unused amounts in any calendar year being carried over for two succeeding calendar years subject to a maximum (without giving effect to clause (y) below) of $3.0 million in any calendar year) plus (y) the aggregate cash proceeds received by the Company during such calendar year from any issuance of Equity Interests by the Company to members of management of the Company or its Subsidiaries; (F) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; (G) payments in accordance with or pursuant to the terms of any Permitted Refinancing Indebtedness or any Permitted Subsidiary Refinancing Indebtedness; (H) payments to redeem, or to avoid the issuance of, fractional shares of Capital Stock of the Company; (I) the payment of dividends by a Subsidiary on any class of common stock of such Subsidiary if such dividend is paid pro rata to all holders of such class of common stock; (J) the repurchase of any class of common stock of a Subsidiary if such repurchase is made pro rata with respect to such class of common stock; and (K) other Restricted Payments not to exceed $3.0 million. Restricted Payments permitted to be made as described in the first sentence of this paragraph will be excluded in calculating the amount of Restricted Payments thereafter.

     For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

     Limitation on Indebtedness. The Company will not, and will not permit any Subsidiary to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness), unless after giving pro forma effect to the incurrence of such Indebtedness, the Consolidated Interest Coverage Ratio for the Determination Period preceding the Transaction Date is at least 2.25 to 1.00. Notwithstanding the foregoing, the Company or any Subsidiary may incur Permitted Indebtedness. Any Indebtedness of a Person existing at the time at which such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Subsidiary at the time at which it becomes a Subsidiary.

     Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any Subsidiary, directly or indirectly, to create, enter into any agreement with any Person or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind which by its terms restricts the ability of any Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock to the Company or any Subsidiary, (b) pay any Indebtedness owed to the Company or any Subsidiary, (c) make loans or advances to the Company or any Subsidiary or (d) transfer any of its Property or assets to the Company or any Subsidiary except any encumbrance or restriction contained in any agreement or instrument:

          (i) existing on the Issue Date;

          (ii) relating to any Property or assets acquired after the Issue Date, so long as such encumbrance or restriction relates only to the Property or assets so acquired and is not and are not created in anticipation of such acquisition;

          (iii) relating to any Acquired Indebtedness of any Subsidiary at the date on which such Subsidiary was acquired by the Company or any Subsidiary (other than Indebtedness incurred in anticipation of such acquisition);

          (iv) effecting a refinancing of Indebtedness incurred pursuant to an agreement referred to in the foregoing clauses (i) through (iii), so long as the encumbrances and restrictions contained in any such refinancing agreement are no more restrictive than the encumbrances and restrictions contained in such agreements;

          (v) constituting customary provisions restricting subletting or assignment of any lease of the Company or any Subsidiary or provisions in license agreements or similar agreements that restrict the assignment of such agreement or any rights thereunder;

          (vi) constituting restrictions on the sale or other disposition of any Property securing Indebtedness as a result of a Permitted Lien on such Property;

          (vii) constituting any temporary encumbrance or restriction with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or Property and assets of, such Subsidiary; or

          (viii) arising pursuant to applicable law.

     Limitation on Asset Sales. The Company will not engage in, and will not permit any Subsidiary to engage in, any Asset Sale unless (a) except in the case of (i) an Asset Sale resulting from the requisition of title to, seizure or forfeiture of any Property or assets or any actual or constructive total loss or an agreed or compromised total loss or (ii) a Bargain Purchase Contract, the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property;
(b) at least 75% of such consideration consists of Cash Proceeds (or the assumption of Indebtedness of the Company or such Subsidiary relating to the Capital Stock or Property or asset that was the subject of such Asset Sale and the unconditional release of the Company or such Subsidiary from such Indebtedness); and (c) the Company delivers to the Trustee an Officer's Certificate certifying that such Asset Sale complies with clauses (a) and (b). The Company or such Subsidiary, as the case may be, may apply the Net Available Proceeds from each Asset Sale (x) to the acquisition of Replacement Assets, or
(y) to repurchase or repay Senior Debt.

     Any Net Available Proceeds from any Asset Sale that are not used to so acquire Replacement Assets or to repurchase or repay Senior Debt within 270 days after consummation of the relevant Asset Sale shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company shall within 60 days thereafter make a pro rata offer (an "Asset Sale Offer") to purchase from all holders an aggregate principal amount of Notes equal to the Excess Proceeds, at a price in cash (the "Asset Sale Offer Purchase Price") equal to 100% of the outstanding principal thereof plus accrued interest, if any, to the purchase date, plus Liquidated Damages, if any, in accordance with the procedures set forth in the Indenture. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero and the Company may use any remaining amount for general corporate purposes.

     The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange
Act) in the event that an Asset Sale Offer is required under the circumstances described herein.

     Limitation on Sale and Lease-Back Transactions. The Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction unless (i) the proceeds from such Sale and Lease-Back Transaction are at least equal to the Fair Market Value of such Property being transferred and (ii) the Company or such Subsidiary would have been permitted to enter into such transaction under the covenants described in "-- Certain
Covenants -- Limitation on Indebtedness" and "-- Certain Covenants -- Limitation on Liens," and "-- Certain Covenants -- Limitation on Subsidiary Indebtedness and Preferred Stock."

     Limitation on Liens. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, affirm, incur, assume or suffer to exist any Liens of any kind other than Permitted Liens on or with respect to any Property or assets of the Company or such Subsidiary or any interest therein or any income or profits therefrom, whether owned at the Issue Date or thereafter acquired, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the Indebtedness so secured for so long as such obligations are so secured.

     Subsidiary Guarantees. (a) The Indenture provides that the Company will not permit any Subsidiary to guarantee the payment of any Indebtedness of the Company or any Indebtedness of any other Subsidiary, in each case except for Indebtedness described in clause (b) of the definition of "Permitted Indebtedness" (in each case, the "Guaranteed Indebtedness") unless (i) if such Subsidiary is not a Guarantor, such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of payment of the Notes by such Subsidiary, (ii) if the Notes or the Subsidiary Guarantee (if any) of such Subsidiary are subordinated in right of payment to the Guaranteed Indebtedness, the Subsidiary Guarantee under the supplemental indenture shall be subordinated to such Subsidiary's guarantee with respect to the Guaranteed Indebtedness substantially to the same extent as the Notes or the Subsidiary Guarantee are subordinated to the Guaranteed Indebtedness under the Indenture, (iii) if the Guaranteed Indebtedness is by its express terms subordinated in right of payment to the Notes or the Subsidiary Guarantee (if any) of such Subsidiary, any such guarantee of such Subsidiary with respect to the Guaranteed Indebtedness shall be subordinated in right of payment to such Subsidiary's Subsidiary Guarantee with respect to the Notes substantially to the same extent as the Guaranteed Indebtedness is subordinated to the Notes or the Subsidiary Guarantee (if any) of such Subsidiary, (iv) such Subsidiary waives and will and not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Subsidiary as a result of any payment by such Subsidiary under its Subsidiary Guarantee, and (v) such Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that
(A) such Subsidiary Guarantee of the Notes has been duly executed and authorized and (B) such Subsidiary Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

     (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Subsidiary Guarantee by a Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee.

     Unrestricted Subsidiaries. The Indenture provides that the Company may designate a subsidiary (including a newly formed or newly acquired subsidiary) of the Company or any of its Subsidiaries as an Unrestricted Subsidiary; provided that at the time of such designation such Subsidiary (i) has no Indebtedness other than Non-Recourse Indebtedness; (ii) is not party to any agreement, contract, arrangement or understanding with the Company or any Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such

Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (iii) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation
(a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels, of operating results; and (iv) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries. Notwithstanding any provisions of this covenant, all subsidiaries of an Unrestricted Subsidiary will be Unrestricted Subsidiaries.

     The Indenture further provides that the Company will not, and will not permit any of its Subsidiaries to, take any action or enter into any transaction or series of transactions that would result in a Person (other than a newly formed subsidiary having no outstanding Indebtedness (other than Indebtedness to the Company or a Subsidiary) at the date of determination) becoming a Subsidiary (whether through an acquisition, the redesignation of an Unrestricted Subsidiary or otherwise) unless, after giving effect to such action, transaction or series of transactions on a pro forma basis, (i) the Company could incur at least $1.00 of additional Indebtedness pursuant to the first sentence of "-- Certain Covenants -- Limitation on Indebtedness" and (ii) no Default or Event of Default would occur.

     Subject to the preceding paragraphs, an Unrestricted Subsidiary may be redesignated as a Subsidiary. The designation of a subsidiary as an Unrestricted Subsidiary or the designation of an Unrestricted Subsidiary as a Subsidiary in compliance with the preceding paragraphs shall be made by the Board of Directors pursuant to a Board Resolution delivered to the Trustee and shall be effective as of the date specified in such Board Resolution, which shall not be prior to the date such Board Resolution is delivered to the Trustee. Any Unrestricted Subsidiary shall become a Subsidiary if it incurs any Indebtedness other than Non-Recourse Indebtedness. If at any time Indebtedness of an Unrestricted Subsidiary which was Non-Recourse Indebtedness no longer so qualifies, such Indebtedness shall be deemed to have been incurred when such Non-Recourse Indebtedness becomes Indebtedness.

     Limitations on Line of Business. The Indenture provides that neither the Company nor any of its Subsidiaries will directly or indirectly engage to any substantial extent in any line or lines of business activity other than a Related Business.

     Reports. The Indenture provides that the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such
Section 13(a) or 15(d) or any successor provision thereto whether or not the Company were subject thereto, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file them. The Company shall also (whether or not it is required to file reports with the Commission), within 30 days of each Required Filing Date, transmit by mail to all holders of Notes, as their names and addresses appear in the applicable Security Register, without cost to such holders or Persons, and file with the Trustee, (i) all quarterly and annual financial information that is substantially equivalent to that which would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Result of Operations" section and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that are substantially equivalent to those that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

CONSOLIDATION, MERGER, CONVEYANCE, LEASE OR TRANSFER

     The Company will not, in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Subsidiary into the Company in which the Company is the continuing corporation or a merger for purposes of reincorporation in another State of the United States or the District of Columbia or a merger with a Person that owns 100% of the Capital Stock of the

Company), or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Property and assets of the Company and the Subsidiaries, taken as a whole, to any Person, unless:

          (i) either (a) the Company shall be the continuing corporation or (b) the corporation (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person which acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the Property and assets of the Company and the Subsidiaries, taken as a whole (such corporation or Person, the "Surviving Entity"), shall be a corporation organized and validly existing under the laws of the United States of America, any political subdivision thereof or any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest (and Liquidated Damages, if any) on all the Notes and the performance of the Company's covenants and obligations under the Indenture;

          (ii) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Event of Default or Default shall have occurred and be continuing or would result therefrom; and

          (iii) immediately after giving effect to any such transaction or series of transactions on a pro forma basis as if such transaction or series of transactions had occurred on the first day of the Determination Period, the Company (or the Surviving Entity if the Company is not continuing) would be permitted to incur $1.00 of additional Indebtedness pursuant to the test described in the first sentence under the caption "-- Certain Covenants -- Limitation on Indebtedness."

     The provision of clause (iii) shall not apply to (a) a merger between the Company and a wholly owned Subsidiary of a wholly owned Subsidiary of Holdings created for the purpose of holding the Capital Stock of the Company, (b) a merger between the Company and a wholly owned Subsidiary or (c) a merger between the Company and an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States or the District of Columbia so long as, in each case, the amount of Indebtedness of the Company and its Subsidiaries is not increased thereby.

     In connection with any consolidation, merger, continuance, transfer of assets or other transactions contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officer's Certificate and an opinion of counsel, each stating that such consolidation, merger, continuance, sale, assignment, conveyance or transfer and the supplemental indenture in respect thereto comply with the provisions of the Indenture and that all conditions precedent in the Indenture relating to such transactions have been complied with.

     Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, the foregoing paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as the Company in the Indenture; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

EVENTS OF DEFAULT

     Each of the following is an "Event of Default" under the Indenture:

          (a) default in the payment of interest on any Note issued pursuant to the Indenture when the same becomes due and payable, and the continuance of such default for a period of 30 days;

          (b) default in the payment of the principal of (or premium, if any, or Liquidated Damages, if any, on) any Note issued pursuant to the Indenture at its Maturity, whether upon optional redemption, required repurchase (including pursuant to a Change of Control Offer or an Asset Sale Offer) or otherwise or the failure to make an offer to purchase any such Note as required;

          (c) the Company fails to comply with any of its covenants or agreements contained in "-- Change of Control," "-- Certain
     Covenants -- Limitation on Restricted Payments," "-- Certain
     Covenants -- Limitation on Asset Sales," "-- Certain
     Covenants -- Limitation on Indebtedness" or "-- Consolidation, Merger, Conveyance, Lease or Transfer";

          (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty addressed in clause (a), (b) or (c) above) and continuance of such Default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% of the aggregate principal amount at Stated Maturity of the outstanding Notes;

          (e) Indebtedness of the Company or any Subsidiary is not paid when due within the applicable grace period, if any, or is accelerated by the holders thereof and, in either case, the principal amount of such unpaid or accelerated Indebtedness exceeds $5.0 million;

          (f) the entry by a court of competent jurisdiction of one or more final judgments against the Company or any Subsidiary in an uninsured or unindemnified aggregate amount in excess of $5.0 million which is not discharged, waived, appealed, stayed, bonded or satisfied for a period of 60 consecutive days;

          (g) the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state, or foreign bankruptcy, insolvency, or other similar law or (ii) a decree or order adjudging the Company or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state or foreign bankruptcy, insolvency, or similar law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of the Property or assets of the Company or any Significant Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or any Significant Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

          (h) (i) the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state or foreign bankruptcy, insolvency or other similar law or of any other case or proceeding to be adjudicated as bankrupt or insolvent; or (ii) the consent by the Company or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state, or foreign bankruptcy, insolvency or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any Significant Subsidiary; or (iii) the filing by the Company or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state or foreign bankruptcy, insolvency or other similar law; or (iv) the consent by the Company or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or of any substantial part of the Property or assets of the Company or any Significant Subsidiary or of any substantial part of the Property or assets of the Company or any Significant Subsidiary, or the making by the Company or any Significant Subsidiary of an assignment for the benefit of creditors; or (v) the admission by the Company or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due; or (vi) the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action.

     If any Event of Default (other than an Event of Default specified in clause
(g) or (h) above) occurs and is continuing, then and in every such case the Trustee or the holders of not less than 25% of the outstanding aggregate principal amount at Stated Maturity of the Notes, may declare the principal amount at Stated Maturity, premium, if any, and any accrued and unpaid interest on all such Notes then outstanding to be immediately due and payable by a notice in writing to the Company (and to the Trustee if given by holders of such Notes), and upon any such declaration all amounts payable in respect of the Notes will become and be immediately due and payable. If any Event of Default specified in clause (g) or (h) above occurs, the principal amount at Stated Maturity, premium, if any, and any accrued and unpaid interest on the Notes then outstanding shall become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of such Notes. In the event of a declaration of acceleration because an Event of Default set forth in clause
(e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured or waived by the holders of the relevant Indebtedness within 30 days after such event of default; provided that no judgment or decree for the payment of the money due on the Notes has been obtained by the Trustee as provided in the Indenture. Under certain circumstances, the holders of a majority in principal amount at Stated Maturity of the outstanding Notes by notice to the Company and the Trustee may rescind an acceleration and its consequences.

     The holders of a majority in aggregate principal amount at Stated Maturity of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all such Notes waive any existing Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, on, Liquidated Damages, if any, on or the principal of, such Notes. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to such Trustee reasonable security or indemnity. Subject to the provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount at Stated Maturity of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required within five Business Days after becoming aware of any Default or Event of Default, to deliver to the Trustee a statement describing such Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

AMENDMENT, SUPPLEMENT AND WAIVER

     The Company and the Trustee may, at any time and from time to time, without notice to or consent of any holder, enter into one or more indentures supplemental to the Indenture (a) to evidence the succession of another Person to the Company and the assumption by such successor of the covenants and Obligations of the Company under the Indenture and contained in the Notes, (b) to add to the covenants of the Company, for the benefit of the holders, or to surrender any right or power conferred upon the Company by the Indenture, (c) to add any additional Events of Default, (d) to provide for uncertificated Notes in addition to or in place of certificated Notes, (e) to evidence and provide for the acceptance of appointment under the Indenture by the successor Trustee, (f) to secure the Notes, (g) to provide for any guarantee of the Notes by any Subsidiary, and (h) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision therein or to add any other provisions with respect to matters or questions arising under the Indenture; provided that such actions will not adversely affect the interests of the holders in any material respect.

     With the consent of the holders of not less than a majority in principal amount at Stated Maturity of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes), the Company and the Trustee may enter into one or more indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders; provided, however, that no such supplemental indenture will, without the consent of the holders of not less than two-thirds in principal amount at Stated Maturity of the Notes, modify the Obligations of the Company to make offers to purchase Notes upon a Change of Control or from the proceeds of Asset Sales; provided, further, that no such supplemental indenture will, without the consent of the holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof (or premium, if any, or Liquidated Damages, if any), or the interest thereon that would be due and payable upon Maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium, Liquidated Damages or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof,
(b) reduce the percentage in principal amount at Stated Maturity of the Outstanding Notes, the consent of whose Holders is necessary for any such supplemental indenture or required for any waiver of compliance with certain provisions of the Indenture, or certain Defaults thereunder, (c) subordinate in right of payment, or otherwise subordinate, the Notes to any other Indebtedness or (d) modify any of the provisions of this paragraph (except to increase any percentage set forth herein).

     The holders of not less than a majority in principal amount at Stated Maturity of the outstanding Notes may on behalf of the holders of all the Notes waive any past Default or Event of Default under the Indenture and its consequences, except a Default or Event of Default (a) in the payment of the principal of (or premium, if any) or interest (or Liquidated Damages, if any) on any Note or (b) in respect of a covenant or provision hereof which under the proviso to the prior paragraph cannot be modified or amended without the consent of the holder of each outstanding Note affected.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     The Company may terminate its obligations under the Notes and the Indenture when (i) either (A) all outstanding Notes have been delivered to the Trustee for cancellation or (B) all such Notes not therefore delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of (premium, if any, and Liquidated Damages, if any, on) and interest to the date of deposit or Maturity or date of redemption; (ii) the Company has paid or caused to be paid all sums then due and payable by the Company under the Indenture; and (iii) the Company has delivered an Officers' Certificate and an opinion of counsel relating to compliance with the conditions set forth in the Indenture.

     The Company, at its election, shall (a) be deemed to have paid and discharged its debt on the Notes and the Indenture shall cease to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer, substitution and exchange of Notes, (ii) the Company's right of optional redemption, (iii) rights of holders to receive payments of principal of, premium, if any, interest and Liquidated Damages, if any, on the Notes (but not the Change of Control Purchase Price or the Asset Sale Offer Purchase Price) and any rights of the holders with respect to such amounts, (iv) the rights, obligations and immunities of the Trustee under the Indenture, and
(v) certain other specified provisions in the Indenture) or (b) cease to be under any obligation to comply with certain restrictive covenants that are described in the Indenture, after the irrevocable deposit by the Company with the Trustee, in trust for the benefit of the holders, at any time prior to the Stated Maturity of the Notes, of (A) money in an amount, (B) U.S. Government Obligations which through the payment of interest and principal will provide, not later than one Business Day before the due date of payment in respect of such Notes, money in an amount, or (C) a combination thereof sufficient to pay and discharge the principal of, premium, if any on, interest and Liquidated Damages, if any, on, such Notes then outstanding on the dates on which any such payments are due in accordance with the terms of the Indenture and of such Notes. Such defeasance or covenant defeasance shall be deemed to occur only if certain conditions are satisfied, including, among other things, delivery by the Company to the Trustee of an opinion of outside counsel acceptable to the Trustee to the effect that (i) such deposit, defeasance and discharge will not be deemed, or result in, a taxable event for federal income tax purposes with respect to the holders; and (ii) the Company's deposit will not result in the trust or such Trustee being subject to regulation under the Investment Company Act of 1940.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person merged with or into or became a subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a subsidiary of such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such other Person merging with or into or becoming a subsidiary of such specified Person.

     "Acquisition Agreements" means (i) that certain Amended and Restated Transaction Agreement, dated as of September 18, 1996, among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., Carlisle Enterprises, L.P., DLJ Brand Holdings, Inc., Brand Scaffold Services, Inc., Brand Scaffold Builders, Inc., Brand Scaffold Rental & Erection, Inc., 702569 Alberta Ltd., Rust International Inc., Rust Industrial Services Inc., Rust Scaffold Services Inc., Rust Scaffold Builders Inc. and Rust Scaffold Rental & Erection Inc., as amended, restated, supplemented or otherwise modified from time to time and (ii) each other agreement (other than the Shareholders Agreement) entered into by, between or among any one or more of the foregoing and one or more other person, as the case may be, pursuant to or in connection with the transactions contemplated by such Amended and Restated Transaction Agreement, each as amended, restated, supplemented or otherwise modified from time to time.

     "Affiliate" of any specified Person means another Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 20% or more of the Voting Stock of a Person shall be deemed to be control.

     "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger or consolidation or by means of a Sale and Lease-Back

Transaction) by the Company or any Subsidiary to any Person other than the Company or a Subsidiary of (i) any Capital Stock of any Subsidiary (except for directors' qualifying shares or certain minority interests sold to other Persons solely due to local law requirements that there be more than one stockholder, but which are not in excess of what is required for such purpose), or (ii) any other Property or assets of the Company or any Subsidiary, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (A) that have a Fair Value in excess of $500,000 or (B) for net proceeds in excess of $500,000. Notwithstanding the foregoing, the following shall not constitute Asset Sales: (i) sales of obsolete, worn out, lost, damaged or shortage equipment in the ordinary course of business or other assets that, in the Company's reasonable judgment, are no longer used or useful in the conduct of the business of the Company and its Subsidiaries), (ii) any scaffolding rental contract or other lease of Property or other assets entered into by the Company or any Subsidiary in the ordinary course of business, other than any Bargain Purchase Contract, (iii) a Restricted Payment or Restricted Investment permitted under "-- Certain Covenants -- Limitation on Restricted Payments," (iv) a Change of Control, (v) a consolidation, merger, continuance or the disposition of all or substantially all of the assets of the Company and the Subsidiaries, taken as a whole in compliance with the provision of the Indenture described in "-- Consolidation, Merger, Conveyance, Lease or Transfer," (vi) any trade or exchange by the Company or any Subsidiary of Property or assets for Replacement Assets owned or held by another Person, provided that (x) the Fair Value of the Property or assets traded or exchanged by the Company or such Subsidiary (including cash or cash equivalents to be delivered by the Company or such Subsidiary) is reasonably equivalent to (y) the Fair Value of the Replacement Assets (together with cash or cash equivalents to be received by the Company or such Subsidiary) or other assets. An Asset Sale shall include the requisition of title to, seizure of or forfeiture of any Property or assets, or any actual or constructive total loss or an agreed or compromised total loss of any Property or assets.

     "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, at any date of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease (or to the first date on which the lessee is permitted to terminate such lease without the payment of a penalty) included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of any date, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from such date to the date of each scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such debt security multiplied in each case by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Bank Facility" means all financing provided to, or Indebtedness incurred by, the Company pursuant to that certain Credit Agreement, dated as of September 30, 1996, among Brand Scaffold Services, Inc., as the borrower, various financial institutions, as the lenders, DLJ Capital Funding, Inc., as the syndication agent, Bank of America Illinois, as the letter of credit issuer, and Bank of America National Trust & Savings Association, as the administrative agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended by that certain First Amendment to the Credit Agreement, dated as of November 21, 1996, and by that certain Second Amendment to the Credit Agreement, dated as of February 19, 1998, and as amended and restated as of March 17, 1999 and as supplemented on March 9, 2000, and as further amended, modified, renewed, refunded, replaced, refinanced from time to time, including any agreement extending the maturity of or refinancing or refunding all or any portion of the Indebtedness thereunder or increasing the amount that may be borrowed under such agreement or any successor agreement, whether or not among the same parties.

     "Bargain Purchase Contract" means a scaffolding rental contract or lease that provides for acquisition of Property by the other party to such agreement during or at the end of the term thereof for less than Fair Market Value thereof at the time such right to acquire such Property is granted.

     "Capital Lease Obligation" means, at any time as to any Person with respect to any Property leased by such Person as lessee, the amount of the liability with respect to such lease that would be required at such time to be capitalized and accounted for as a capital lease on the balance sheet of such Person prepared in accordance with GAAP.

     "Capital Stock" in any Person means any and all shares, interests, partnership interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire any equity interest in such Person.

     "Cash Equivalents" means (i) Government Securities, (ii) any certificate of deposit maturing not more than 365 days after the date of acquisition issued by, or time deposit of, an Eligible Institution or any lender under the Bank Facility, (iii) commercial paper maturing not more than 365 days after the date of acquisition of an issuer (other than an Affiliate of the Company) with a rating, at the time as of which any investment therein is made, or "A-3" (or higher) according to S&P or "P-2" (or higher) according to Moody's or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments, (iv) any bankers acceptances or money market deposit accounts issued by an Eligible Institution and (v) any fund investing exclusively in investments of the types described in clauses (i) through (iv) above.

     "Cash Proceeds" means, with respect to any Asset Sale by any Person, the aggregate consideration received for such Asset Sale by such Person in the form of cash or cash equivalents (including any amounts of insurance or other proceeds received in connection with an Asset Sale of the type described in the last sentence of the definition thereof), including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to such Person or any subsidiary thereof).

     "Change of Control" means (i) a determination by the Company that any Person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) has become the beneficial owner (as defined in Rule 13d-3 under the Exchange
Act) of more than 50% of the Voting Stock of the Company other than Permitted Holders; (ii) the Company is merged with or into or consolidated with another corporation and immediately after giving effect to the merger or consolidation, more than 50% of the outstanding voting securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) in the aggregate by Persons other than (x) the stockholders of the Company immediately prior to such merger or consolidation, or (y) if the record date has been set to determine the stockholders of the Company entitled to vote on such merger or consolidation, the stockholders of the Company as of such a record date; (iii) the Company, either individually or in conjunction with one or more Subsidiaries, sells, conveys, transfers or leases, or the Subsidiaries sell, convey, transfer or lease, all or substantially all of the assets of the Company or the Company and the Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any Person (other than a Subsidiary); (iv) the liquidation or dissolution of the Company; or (v) the first day on which a majority of the individuals who constitute the Board of Directors of the Company are not Continuing Directors.

     "Consolidated Interest Coverage Ratio" means as of the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date"), the ratio of the aggregate amount of EBITDA to aggregate Consolidated Interest Expense of the Company and its consolidated Subsidiaries for the four fiscal quarters for which financial information in respect thereof is available immediately prior to the applicable Transaction Date (the "Determination Period"); provided that if the Company or any of its consolidated Subsidiaries is a party to any Interest Swap Obligation that would have the effect of changing the interest rate on any Indebtedness of the Company or any of its consolidated Subsidiaries for such four-quarter period (or a portion thereof), the resulting rate shall be used for such four-quarter period or portion thereof; provided, further, that in the event that the Company or any of its Subsidiaries incurs, assumes, guarantees, redeems or repays any Indebtedness (other than

Indebtedness under the Revolving Loan) subsequent to the commencement of the Determination Period but on or prior to the Transaction Date, then the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption or repayment of Indebtedness, as if the same had occurred at the beginning of the Determination Period; provided, further, that if the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio would have the effect of increasing or decreasing EBITDA in the future and if such increase or decrease is readily quantifiable and is attributable to such transaction, EBITDA shall be calculated on a pro forma basis as if such transaction had occurred on the first day of the Determination Period and if, during the Determination Period, (x) the Company or any of its consolidated Subsidiaries shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period or (y) after the Issue Date, the Company or any of its consolidated Subsidiaries shall have acquired any material assets or business, whether through the acquisition of the Capital Stock of such business or otherwise, other than in the ordinary course of business, EBITDA and Consolidated Interest Expense shall be calculated on a pro forma basis as if such acquisition had occurred on the first day of such period.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication (A) the sum of (i) the aggregate amount of cash and non-cash interest expense (including capitalized interest) of such Person and its subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness (including, without limitation, (w) net costs associated with Interest Swap Obligations (including any amortization of discounts), (x) the interest portion of any deferred payment obligation calculated in accordance with the effective interest method, (y) all accrued interest and (z) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers acceptances or similar facilities) paid or accrued, or scheduled to be paid or accrued, during such period; (ii) dividends on Redeemable Stock of such Person (and Preferred Stock or Redeemable Stock of its subsidiaries if paid to a Person other than such Person or its subsidiaries) declared and payable in cash; (iii) the portion of any rental obligation of such Person or its subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP;
(iv) the portion of any rental obligation of such Person or its subsidiaries in respect of any Sale and Lease-Back Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation); and (v) to the extent any debt of any other Person is guaranteed by such Person or any of its subsidiaries, the aggregate amount of interest paid, accrued or scheduled to be paid or accrued, by such other Person during such period attributable to any such debt, less (B) to the extent included in (A) above, amortization or write-off of deferred financing costs of such Person and its subsidiaries during such period and any charge related or any premium or penalty paid in connection with redeeming or retiring any Indebtedness of such Person and its subsidiaries prior to its stated maturity, in the case of both (A) and (B) above, after elimination of intercompany accounts among such Person and its subsidiaries and as determined in accordance with GAAP. For purposes of clause (ii) above, dividend requirements attributable to any Preferred Stock or Redeemable Stock shall be deemed to be an amount equal to the amount of dividend requirements on such Preferred Stock or Redeemable Stock times a fraction, the numerator of which is the amount of such dividend requirements, and the denominator of which is one minus the applicable combined federal, state, local and foreign income tax rate of the Company and its Subsidiaries (expressed as a decimal), on a consolidated basis, for the fiscal year immediately preceding the date of the transaction giving rise to the need to calculate Consolidated Interest Expense.

     "Consolidated Net Income" of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication,
(i) any net income of any Unrestricted Subsidiary, except that the Company's or any Subsidiary's interest in the net income of such Unrestricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash or cash equivalents actually distributed by such Unrestricted Subsidiary during such period to the Company or a Subsidiary as a dividend or other distribution, (ii) gains and losses, net of taxes, from Asset Sales or reserves relating thereto, (iii) the net income of any Person that is not a subsidiary or that is accounted for by the equity method of accounting which shall be included only to the extent of the amount of dividends or distributions paid to such Person or its subsidiaries, (iv) items classified as extraordinary, unusual or non-recurring (other than the tax benefit, if any, of the utilization of net operating loss carryforwards or alternative minimum tax credits), (v) the net income of any Person acquired by such specified Person or any of its subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition, (vi) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan, (vii) the net income of any subsidiary of such specified Person to the extent that the transfer to that Person of that income is not at the time permitted, directly or indirectly, by any means (including by dividend, distribution, advance or loan or otherwise), or by operation of the terms of its charter or any agreement with a Person other than with such specified Person, instrument held by a Person other than by such specified Person, judgment, decree, order, statute, law, rule or governmental regulations applicable to such subsidiary or its stockholders, except for any dividends or distributions actually paid by such subsidiary to such Person, (viii) the portion of the WMI Payments not included in net income, (ix) gains or losses associated with non-cash compensations items, including, without limitation, the vesting of options to purchase shares of Capital Stock of the Company or Holdings, (x) amortization of fees incurred in connection with any financing by the Company,
(xi) one-time write-offs of intangibles related to the transactions comprising or incidental to the Offering, (xii) gains or losses associated with the cumulative effect of a change in accounting principles and (xiii) with regard to a non-Subsidiary, any aggregate net income (or loss) in excess of such Person's or such subsidiary's pro rata share of such non-Subsidiary's net income (or loss).

     "Consolidated Net Worth" of any Person means, as of any date, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such Person and its subsidiaries on a consolidated basis at such date, each item determined in accordance with GAAP, less amounts attributable to Redeemable Stock of such Person or any of its subsidiaries.

     "Continuing Director" means an individual who (i) is a member of the Board of Directors of the Company and (ii) either (A) was a member of the Board of Directors of the Company on the Issue Date or (B) whose nomination for election or election to the Board of Directors of the Company was approved by vote of at least a majority of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved.

     "Currency Hedge Obligations" means, at any time as to any Person, the obligations of such Person at such time which were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage such Person's or any of its subsidiaries' exposure to fluctuations in foreign currency exchange rates.

     "Default" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

     "Determination Period" has the meaning specified under the definition of "Consolidated Interest Coverage Ratio."

     "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus (minus) to the extent reflected in the income statement of such Person for such period from which Consolidated Net Income is determined, without duplication, (i) Consolidated Interest Expense, (ii) income tax expense, (iii) depreciation expense, (iv) amortization expense, (v) any charge related to any premium or penalty paid in connection with redeeming or retiring any Indebtedness prior to its stated maturity, (vi) prior to January 1, 1999, the product of (A) the Pro Forma Cost Reductions and
(B) a fraction the numerator of which is the number of days between the transaction date giving rise to this calculation and January 1, 1998, inclusive, and the denominator of which is 365, (vii) the one-time write-off of merger expenses incurred in connection with any acquisition consummated after the Issue Date, (viii) the one-time write-off of severance costs associated with the cost reduction program implemented by the Company in the fourth quarter of 1997, (ix) Non-Cash Claims and (x) any other non-cash charges (revenues) to the extent deducted from (or added to) Consolidated Net Income except for any non-cash charges (revenues) that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period.

     "Eligible Institution" means a commercial banking institution that has combined capital and surplus not less than $100.0 million or its equivalent in foreign currency, whose short-term debt is rated "A-3" or higher according to Standard & Poor's Ratings Group ("S&P") or "P-2" or higher according to Moody's Investor Services, Inc. ("Moody's") or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Fair Market Value" means, with respect to consideration received or to be received pursuant to any transaction by any Person, the fair market value of such consideration as determined in good faith by the Board of Directors of the Company.

     "Fair Value" means, with respect to any asset or Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

     "GAAP" means, at any date, United States generally accepted accounting principles, consistently applied, as set forth in the opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants ("AICPA") and statements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be designated by the AICPA, that are applicable to the circumstances as of the date of determination; provided, however, that all calculations made for purposes of determining compliance with the provisions set forth in the Indenture shall utilize GAAP in effect at the Issue Date.

     "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the Untied States of America is pledged.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantor" means any Subsidiary that shall have guaranteed, pursuant to a supplemental indenture and the requirements therefore set forth in the Indenture, the payment of all principal of, and interest and premium, if any, and Liquidated Damages, if any, on the Notes and all other amounts payable under the Notes or the Indenture, which guarantee shall be subordinate to all Senior Debt and pari passu with or senior to all other Indebtedness of such Subsidiary.

     "Holdings" means DLJ Brand Holdings, Inc., a Delaware corporation.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, suffer to exist, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurrable" and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness. Indebtedness of a Person which is outstanding at the time it becomes a Subsidiary shall be deemed to have been incurred at the time at which it becomes a Subsidiary.

     "Indebtedness" as applied to any Person means, at any time, without duplication, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such

Person for borrowed money; (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including, without limitation, any such obligations incurred in connection with acquisition of Property, assets or businesses, excluding accounts payable made in the ordinary course of business which are not more than 90 days overdue or which are being contested in good faith and by appropriate proceedings; (iii) any obligation of such Person for all or any part of the purchase price of Property or for the cost of Property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable incurred in respect of Property and services purchased in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings; (iv) any obligation of such Person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business which are not more than 90 days overdue or which are being contested in good faith and by appropriate proceedings); (v) any obligation of such Person under conditional sale or other title retention agreements relating to purchased Property; (vi) any obligation of such Person issued or assumed as the deferred purchase price of Property (other than accounts payable incurred in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings); (vii) any Capital Lease Obligation or Attributable Indebtedness pursuant to any Sale and Lease-Back Transaction of such Person; (viii) any obligation of any other Person secured by (or for which the obligee thereof has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired, whether or not any obligation secured thereby has been assumed, by such Person; (ix) any obligation of such Person in respect of any letter of credit supporting any obligation of any other Person; (x) the maximum fixed repurchase price of any Redeemable Stock of such Person (or if such Person is a subsidiary, any Preferred Stock of such Person); (xi) the notional amount of any Interest Swap Obligation or Currency Hedge Obligation of such Person at the time of determination; and (xii) any obligation which is in economic effect a guarantee, regardless of its characterization (other than an endorsement in the ordinary course of business), with respect to any Indebtedness of another Person, to the extent guaranteed. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock or subsidiary Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock or subsidiary Preferred Stock as if such Redeemable Stock or subsidiary Preferred Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Redeemable Stock or subsidiary Preferred Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock or subsidiary Preferred Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any guarantees at such date; provided that for purposes of calculating the amount of any non-interest bearing or other discount security, such Indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer dated such date prepared in accordance with GAAP but that such security shall be deemed to have been incurred only on the date of the original issuance thereof.

     "Interest Swap Obligation" means, with respect to any Person, the obligation of such Person pursuant to any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar agreement or arrangement designed to protect against or manage such Person's or any of its subsidiaries' exposure to fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct, indirect or contingent investment in another Person, whether by means of a share purchase, capital contribution, loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or similar credit extension constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person; provided that the term "Investment" shall not include any transaction involving the purchase or other acquisition (including by way of merger) of Property (including Capital Stock) by the Company or any Subsidiary in exchange for Capital Stock (other than Redeemable Stock) of the Company. The amount of any Person's Investment shall be the original cost of such Investment to such Person, plus the cost of all additions thereto paid by such Person, and minus the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, writedowns, or write-offs with respect to such Investment. In determining the amount of any Investment involving a transfer of any Property or assets other than cash, such Property or assets shall be valued at its Fair Value at the time of such transfer as determined in good faith by the board of directors (or comparable body) of the Person making such transfer. The Company shall be deemed to make an "Investment" in the amount of the Fair Value of the Assets of a Subsidiary at the time such Subsidiary is designated an Unrestricted Subsidiary.

     "Issue Date" means the date on which the Old Notes were first authenticated and delivered under the Indenture.

     "Lien" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Maturity" means the date on which the principal of a Note becomes due and payable as provided therein or in the Indenture, whether at the Stated Maturity or the Change of Control Payment Date or purchase date established pursuant to the terms of the Indenture for an Asset Sale Offer or by declaration of acceleration, call for redemption or otherwise.

     "Net Available Proceeds" means, (a) as to any Asset Sale (other than a Bargain Purchase Contract), the Cash Proceeds therefrom, net of all legal and title expenses, commissions and other fees and expenses incurred, and all Federal, state, foreign, recording and local taxes payable as a consequence of such Asset Sale, net of all payments made to any Person other than the Company or a Subsidiary on any Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale and, as for any Asset Sale by a Subsidiary, net of the equity interest in such Cash Proceeds of any holder of Capital Stock of such Subsidiary (other than the Company, any other Subsidiary or any Affiliate of the Company or any such other Subsidiary) and (b) as to any Bargain Purchase Contract, an amount equal to (i) that portion of the rental or other payment stream arising under a Bargain Purchase Contract that represents an amount in excess of the Fair Market Value of the rental or other payments with respect to the pertinent Property or other asset and (ii) the Cash Proceeds from the sale of such Property or other asset, net of the amount set forth in clause (a) above, in each case as and when received.

     "Non-Cash Claims" means the non-cash portion of general liability, auto liability, worker's compensation or post-retirement health insurance and related benefits expense.

     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of an Unrestricted Subsidiary as to which (a) neither the Company nor any other Subsidiary (other than an Unrestricted Subsidiary) (i) provides credit support including any undertaking, agreement or instrument which would constitute Indebtedness or (ii) is directly or indirectly liable for such Indebtedness and (b) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its other Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Obligations" means, with respect to any Indebtedness, any obligation thereunder, including, without limitation, principal, premium and interest (including post petition interest thereon), penalties, fees, costs, expenses, indemnifications, reimbursements, damages and other liabilities.

     "Officer's Certificate" means a certificate signed by the Chairman of the Board, a Vice Chairman of the Board, the President, the Chief Executive Officer, the Chief Operating Officer, or a Vice President, the Chief Financial Officer, the Chief Accounting Officer, the Controller, the Treasurer, an Assistant

Treasurer, the Secretary or an Assistant Secretary of the Company or a Subsidiary and delivered to the Trustee, which shall comply with the Indenture.

     "Permitted Holders" means DLJ Merchant Banking Partners, L.P. and Carlisle Enterprises, L.P., and their respective Affiliates.

     "Permitted Indebtedness" means (a) Indebtedness of the Company under the Notes; (b) Indebtedness (and any guarantee thereof) under one or more credit or revolving credit facilities with a bank or syndicate of banks or financial institutions or other lenders, including the Bank Facility, as such may be amended, modified, revised, extended, replaced, or refunded from time to time, in an aggregate principal amount at any one time outstanding not to exceed $80.0 million, less any amounts derived from Asset Sales and applied to the required permanent reduction of Senior Debt under such credit facilities as contemplated by the "Limitation on Asset Sales" covenant; (c) Indebtedness of the Company or any Subsidiary under Interest Swap Obligations; provided that (i) such Interest Swap Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "-- Certain Covenants -- Limitation on Indebtedness" and (ii) the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligations relate; (d) Indebtedness of the Company or any Subsidiary under Currency Hedge Obligations; provided that (i) such Currency Hedge Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "-- Certain Covenants -- Limitation on Indebtedness" or to the foreign currency cash flows reasonably expected to be generated by the Company and the Subsidiaries and (ii) the notional principal amount of such Currency Hedge Obligations does not exceed the principal amount of the Indebtedness and the amount of the foreign currency cash flows to which such Currency Hedge Obligations relate; (e) Indebtedness of the Company or any Subsidiary outstanding on the Issue Date; (f) Indebtedness of the Company or any Subsidiary in respect of bid performance bonds, surety bonds, appeal bonds and letters of credit or similar arrangements issued for the account of the Company or any Subsidiary, in each case in the ordinary course of business and other than for an obligation for money borrowed; (g) Indebtedness of the Company to a Subsidiary and Indebtedness of a Subsidiary to the Company; provided that upon any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary, as the case may be, or any other subsequent transfer of any such Indebtedness (except to the Company or a Subsidiary), such Indebtedness shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of the "Limitation on Indebtedness" covenants at the time the Subsidiary in question ceased to be a Subsidiary or such Indebtedness is so transferred; (h) Subordinated Indebtedness of the Company to an Unrestricted Subsidiary for money borrowed; (i) Indebtedness of the Company in connection with a purchase of the Notes pursuant to a Change of Control Offer; provided that the aggregate principal amount of such Indebtedness does not exceed 101% of the aggregate principal amount at Stated Maturity of the Notes purchased pursuant to such Change of Control Offer; provided, further, that such Indebtedness (A) has an Average Life equal to or greater than the remaining Average Life of the Notes and (B) does not mature prior to one day following the Stated Maturity of the Notes; (j) Permitted Refinancing Indebtedness; (l) Acquired Indebtedness not to exceed an aggregate of $5.0 million at any one time outstanding; (m) Permitted Subsidiary Refinancing Indebtedness; and (n) additional Indebtedness in an aggregate principal amount not in excess of $10.0 million at any one time outstanding. So as to avoid duplication in determining the amount of Permitted Indebtedness under any clause of this definition, guarantees permitted to be incurred pursuant to the Indenture of, or obligations permitted to be incurred pursuant to the Indenture in respect of letters of credit supporting, Indebtedness otherwise included in the determination of such amount shall not also be included.

     "Permitted Investments" means (a) certificates of deposit, bankers acceptances, time deposits, Eurocurrency deposits and similar types of Investments routinely offered by commercial banks with final maturities of one year or less issued by commercial banks organized in the United States having capital and surplus in excess of $300.0 million; (b) commercial paper issued by any corporation, if such commercial paper has credit ratings of at least "A-l" or its equivalent by S&P and at least "P-I" or its equivalent by Moody's; (c) U.S. Government Obligations with a maturity of five years or less;

(d) repurchase obligations for instruments of the type described in clause (c) with any bank meeting the qualifications specified in clause (a) above; (e) shares of money market mutual or similar funds having assets in excess of $100.0 million; (f) payroll advances in the ordinary course of business; (g) other advances and loans to officers and employees of the Company or any Subsidiary, so long as the aggregate principal amount of such advances and loans does not exceed $1.0 million at any one time outstanding; (h) Investments represented by that portion of the proceeds from Asset Sales that is not required to be Cash Proceeds by the covenant described in "-- Certain Covenants -- Limitation on Asset Sales"; (i) Investments made by the Company in its Subsidiaries (or any Person that will be a Subsidiary or is merged with or into the Company or a Subsidiary of the Company as a result of such Investment) or by a Subsidiary in the Company or in one or more Subsidiaries (or any Person that will be a Subsidiary as a result of such Investment); (j) Investments in stock, obligations or securities received in settlement of debts owing to the Company or any Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Subsidiary, in each case as to debt owing to the Company or any Subsidiary that arose in the ordinary course of business of the Company or any such Subsidiary; (k) certificates of deposit, bankers acceptances, time deposits, Eurocurrency deposits and similar types of Investments routinely offered by commercial banks organized in the United States with final maturities of one year or less and in an aggregate amount not to exceed $5.0 million at any one time outstanding with a commercial bank organized in the United States having capital and surplus in excess of $50.0 million; (l) Canadian and other foreign bank deposits and cash equivalents in jurisdictions where the Company or its Subsidiaries are then actively conducting business; (m) Interest Swap Obligations with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (n) Currency Hedge Obligations; provided that such Currency Hedge Obligations constitute Permitted Indebtedness permitted by clause (d) of the definition thereof; and (o) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, worker's compensation and performance and other similar deposits in the ordinary course of business.

     "Permitted Liens" means (a) Liens in existence on the Issue Date; (b) Liens created for the benefit of the Notes; (c) Liens on Property of a Person existing at the time such Person is merged or consolidated with or into the Company or a Subsidiary (and not incurred as a result of, or in anticipation of, such transaction); provided that any such Lien relates solely to such Property; (d) Liens on Property existing at the time of the acquisition thereof (and not incurred as a result of, or in anticipation of such transaction); provided that any such Lien relates solely to such Property; (e) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits, statutory obligations, bid, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (f) Liens imposed by law or arising by operation of law, including, without limitation, landlords', mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens and Liens for master's and crew's wages and other similar maritime Liens, and incurred in the ordinary course of business for sums not delinquent or being contested in good faith, if such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made with respect thereof; (g) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and defects, irregularities and deficiencies in title to real property that do not, individually or in the aggregate, materially affect the ability of the Company or any Subsidiary to conduct its business presently conducted; (h) Liens for taxes or assessments or other governmental charges or levies not yet due and payable, or the validity of which is being contested by the Company or a Subsidiary in good faith and by appropriate proceedings upon stay of execution or the enforcement thereof and for which adequate reserves in accordance with GAAP or other appropriate provision has been made; (i) Liens to secure Indebtedness incurred for the purpose of financing all or a part of the purchase price or construction cost of Property acquired or constructed after the Issue Date; provided that (1) the principal amount of Indebtedness secured by such Liens shall not exceed 100% of the lesser of cost or Fair Market Value of the Property so acquired or constructed plus transaction costs related thereto, (2) such Liens shall not encumber any other assets or Property of the Company or any Subsidiary (other than the proceeds thereof and accessions and upgrades thereto) and (3) such Liens shall attach to such Property no later than 120 days after the date of the completion of the construction or acquisition of such Property;

(j) Liens securing Capital Lease Obligations; (k) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (a), (c) and (d); provided, further, that such Lien does not extend to any other Property of the Company or any Subsidiary and the principal amount of the Indebtedness secured by such Lien is not increased; (l) any rental or lease; (m) leases or subleases of real property to other Persons; (n) Liens securing Permitted Indebtedness described in clause
(b) of the definition thereof; (o) judgment liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired; (p) rights of off-set of banks and other Persons; (q) Liens in favor of the Company or any Guarantor; (r) Liens existing on the Property of an Unrestricted Subsidiary at the time it becomes a Subsidiary; (s) Liens securing Indebtedness under one or more credit or revolving credit facilities with a bank or syndicate of banks or financial institutions or other lenders or securing any permitted refinancing of any such Indebtedness; and (t) other Liens not to exceed an aggregate of $1.5 million at any one time outstanding.

     "Permitted Refinancing Indebtedness" means Indebtedness of the Company or any Subsidiary, incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of the Company or such Subsidiary; provided that (i) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment (without regard to its being secured) to the Notes, then such new Indebtedness is pari passu with or subordinated in right of payment (without regard to its being secured) to, as the case may be, the Notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (ii) such new Indebtedness is scheduled to mature at the same time or later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (iii) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and (iv) such new Indebtedness is in aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) equal to or less than the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with
GAAP) plus the amount of reasonable fees, expenses, and premium, if any, incurred by the Company or such Subsidiary in connection therewith.

     "Permitted Subsidiary Refinancing Indebtedness" means Indebtedness of any Subsidiary, incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of such Subsidiary which outstanding Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of clauses (e), (f) or (g) of the definition of Permitted Indebtedness; provided that (i) such new Indebtedness is scheduled to mature at the same time or later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (ii) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and (iii) such new Indebtedness is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) equal to or less than the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses, and premium, if any, incurred by the Company or such Subsidiary in connection therewith.

     "Person" means any individual, corporation, limited liability company, partnership, limited partnership, limited liability partnership, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends and/or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of at least one other class of such Person.

     "Pro Forma Cost Reductions" means the pro forma effect of the cost reduction program implemented by the Company in the fourth quarter of 1997, including (i) eliminating 63 administrative and support positions and consolidating certain administrative functions, (ii) restructuring and renegotiating benefits programs, (iii) renegotiating the Company's insurance premiums to reflect continued improvements in its safety record, (iv) negotiating company-wide procurement contracts in order to take advantage of volume pricing and (v) implementing a new management information system to improve inventory utilization and reduce equipment transportation expenses.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, excluding Capital Stock in any other Person.

     "Qualified Equity Offering" means an offering of Capital Stock (other than Redeemable Stock) of the Company for cash, whether pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

     "Qualified Proceeds" means any of the following or any combination of the following: (i) cash, (ii) Cash Equivalents, (iii) assets that are used or useful in a Related Business and (iv) the Capital Stock of any Person engaged in a Related Business, if, in connection with the receipt by the Company or any Subsidiary of the Company of such Capital Stock, (a) such Person becomes a Subsidiary of the Company or any Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Subsidiary of the Company.

     "Redeemable Stock" means, with respect to any Person, any equity security that by its terms or otherwise is required to be redeemed, or is redeemable at the option of the holder thereof, at any time prior to one day following the Stated Maturity of the Notes or is exchangeable into Indebtedness of such Person or any of its subsidiaries.

     "Related Business" means the scaffolding rental, erection and dismantlement business or any business related to the provision of industrial maintenance services and activities incidental to any of the foregoing and any business related or ancillary to any of the foregoing.

     "Replacement Asset" means a Property or asset that is used or is useful in a Related Business.

     "Restricted Investment" means any Investment in any Person, including an Unrestricted Subsidiary or the designation of a Subsidiary as an Unrestricted Subsidiary, other than a Permitted Investment.

     "Restricted Payment" means to (i) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem, retire or otherwise acquire for value, any Capital Stock of the Company or any Affiliate of the Company, or warrants, rights or options to acquire such Capital Stock, other than (x) dividends payable solely in the Capital Stock (other than Redeemable Stock) of the Company or such Affiliate, as the case may be, or in warrants, rights or options to acquire such Capital Stock and (y) dividends or distributions by a Subsidiary to the Company or to a Subsidiary; (ii) make any principal payment on, or redeem, repurchase, defease (including an in-substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled principal payment, scheduled sinking fund payment or other stated maturity, Indebtedness of the Company or any Subsidiary which is subordinated (whether pursuant to its terms or by operation of law) in right of payment to the Notes; or (iii) make any Restricted Investment in any Person.

     "Sale and Lease-Back Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its subsidiaries.

     "Senior Debt" means any Indebtedness incurred by the Company other than Subordinated Indebtedness.

     "Shareholders Agreement" means that certain Amended and Restated Shareholders Agreement, dated as of September 30, 1996, among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., Carlisle-Brand Investors, L.P., Rust Industrial Services Inc., DLJ Brand Holdings, Inc., Brand Scaffold Services, Inc. and certain individuals party thereto, as amended, supplemented or otherwise modified from time to time.

     "Significant Subsidiary" means a Subsidiary that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.

     "Stated Maturity" when used with respect to a Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

     "Subordinated Indebtedness" means any Indebtedness of the Company that is subordinated in right of payment to the Notes, as the case may be, and does not mature prior to one year following the Stated Maturity of the Notes.

     "Subsidiary" or "subsidiary" means, (i) with respect to any Person other than the Company, (x) any corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person, or by one or more other subsidiaries of such Person, or by such Person and one or more other subsidiaries of such Person, (y) any general partnership, joint venture or similar entity, more than 50% of the outstanding partnership or similar interest of which is owned, directly or indirectly, by such Person, or by one or more other subsidiaries of such Person, or by such Person and one or more other subsidiaries of such Person and any limited partnership of which such Person or any subsidiary of such Person is a general partner; and (ii) with respect to the Company, a subsidiary of the Company other than an Unrestricted Subsidiary.

     "Transaction Date" has the meaning specified within the definition of Consolidated Interest Coverage Ratio.

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged; (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or (ii) above, are not callable or redeemable at the option of the issuers thereof; or (iii) depository receipts issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a Depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such Depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such Depository receipt.

     "Unrestricted Subsidiary" means any subsidiary of the Company that the Company has classified as an Unrestricted Subsidiary and that has not been reclassified as a Subsidiary pursuant to the terms of the Indenture.

     "Voting Stock" means with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holder thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such Person.

     "WMI Payments" means all payments received by the Company pursuant to that certain Transitional Services Agreement, dated as of September 30, 1996, by and among Brand Scaffold Services, Inc., WMI Technologies Inc., Rust International Inc. and Rust Industrial Services, Inc., as amended, supplemented or otherwise modified from time to time.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Brand Services, Inc., 15450 South Outer Highway 40, Suite 270, Chesterfield, Missouri 63017, Attention: Chief Financial Officer.

BOOK-ENTRY; DELIVERY; FORM AND TRANSFER

     All Notes are represented by one or more notes in global form (the "Global Exchange Notes") which have been deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee.

     Holders of Notes who elect to take physical delivery of their certificates instead of holding their interest through the Global Exchange Note (collectively referred to herein as the "Non-Global Holders") will be issued in registered form a certificated Note ("Certificated Exchange Note"). Upon the transfer of any Certificated Exchange Note initially issued to a Non-Global Holder, such Certificated Exchange Note will, unless the transferee requests otherwise or the Global Exchange Note has previously been exchanged in whole for Certificated Exchange Notes, be exchanged for an interest in the Global Exchange Note.

    Global Exchange Notes

     DTC will credit, on its book-entry registration and transfer system interests in the Global Exchange Note to the accounts of institutions that have accounts with DTC (including Euroclear and Clearstream Banking, societe anonyme) ("participants"). Ownership of beneficial interests in the Global Exchange Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to participants' interests) for the Global Exchange Note, or by participants or persons that hold interests through participants (with respect to beneficial interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Exchange Note.

     So long as DTC, or its nominee, is the registered holder of any Global Exchange Notes, DTC or such nominee, as the case may be, will be considered the sole legal owner and holder of such Notes represented by such Global Exchange Notes for all purposes under the Indenture and the Notes. Except as set forth below, owners of beneficial interests in Global Exchange Notes will not be entitled to have such Global Exchange Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing Notes in definitive, fully registered form bearing a legend containing the applicable restrictions on transfers ("Definitive Notes") in exchange therefor and will not be considered to be the owners or holders of such Global Exchange Notes represented thereby for any purpose under the Notes or the Indenture. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in a Global Exchange Note desires to take any action that DTC, as the holder of such Global Exchange Note, is entitled to take, DTC would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Any payment of principal, interest or Liquidated Damages due on the Notes on any interest payment date or at maturity will be made available by the Company to the Trustee by such date. As soon as possible thereafter, the Trustee will make such payments to DTC or its nominee, as the case may be, as the registered owner of the Global Exchange Notes representing such Notes in accordance with existing arrangements between the Trustee and DTC.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, interest or Liquidated Damages in respect of the Global Exchange Notes, will credit immediately the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Exchange Note as shown on the records of DTC. The Company also expects that payment by participants to owners of beneficial interests in the Global Exchange Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     None of the Company, the Trustee, or any payment agent for the Global Exchange Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any of the Global Exchange Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for other aspects of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the Global Exchange Notes owning through such participants.

     As long as the Notes are represented by a Global Exchange Notes, DTC's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Notes. See "Description of Notes -- Change of Control." Notice by participants, or by owners of beneficial interests in a Global Exchange Notes held through such participants, of the exercise of the option to elect repayment of beneficial interests in Notes represented by a Global Exchange Notes must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other participant to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

     Unless and until exchanged in whole or in part for Notes in definitive form in accordance with the terms of the Notes, the Global Exchange Notes may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any such nominee to a successor of DTC or a nominee of each successor.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Notes among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. The Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

    Definitive Notes

     The Global Exchange Note shall be exchangeable for corresponding Certificated Exchange Notes registered in the name of persons other than DTC or its nominee if (A) DTC (i) notifies the Company that it is unwilling or unable to continue as DTC for any of the Global Exchange Notes or (ii) at any time ceases to be a clearing agency registered under the Exchange Act, (B) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) with respect to the Notes or (C) the Company executes and delivers to the Trustee an order that the Global Exchange Notes shall be so exchangeable. Any Definitive Notes will be issued only in fully registered form and shall be issued without coupons in denominations of $1,000 and integral multiples thereof. Any Definitive Notes issued in exchange for a Global Exchange Note will be registered in such names and in such denominations as DTC shall request.

    The Clearing System

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include CSFB), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

    Settlement

     Investors holding their Notes through DTC will follow settlement practices applicable to United States corporate debt obligations. The Indenture requires that payments in respect of Notes (including principal, premium, interest and Liquidated Damages) be made by wire transfer of same-day funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

                         DESCRIPTION OF PREFERRED STOCK

     The Company is authorized to issue 1,250,000 shares of the 14.5% Senior Exchangeable Preferred Stock due 2008, par value $0.01, of which 1,042,460 are issued and outstanding. The following is a summary of the principal terms of the preferred stock, which is governed by the Certificate of Designations, Preferences and Rights relating thereto.

RANKING AND DIVIDENDS


     Each share of preferred stock had an initial liquidation preference of $25.00 per share, plus accrued and unpaid dividends. As a result of dividend accretions, the liquidation value was $45.80 per share at December 31, 2000.


     The preferred stock ranks senior to all classes or series of equity securities of the Company. The holders of the preferred stock are entitled to receive dividends, when, as and if declared by the board of directors of the Company at the rate of 14.5% per annum on the liquidation value. Dividends on the preferred stock accrete to the liquidation value of the preferred stock until the later of (i) September 30, 2001 (the "Fifth Anniversary") and (ii) the first date on which dividends on the preferred stock would be permitted to be paid in cash pursuant to the terms of the Company's then outstanding indebtedness (such later date, the "Cash Pay Date"). The Company is restricted from declaring dividends on other securities and from redeeming or repurchasing certain junior securities unless full cumulative dividends have been paid on the preferred stock.

OPTIONAL REDEMPTION

     After September 30, 2001, the Company may, at its option, redeem any or all outstanding shares of preferred stock at the applicable redemption price (expressed as a percentage of liquidation value) as set forth below during the twelve month periods beginning September 30 of the years shown below:

                            YEAR                                REDEMPTION PRICE
                            ----                                ----------------
2001........................................................        107.25%
2002........................................................        104.83%
2003........................................................        102.42%
2004 and thereafter.........................................        100.00%

MANDATORY REDEMPTION

     In the event of a Change of Control (as defined in the Certificate of Designations, Preferences and Rights governing the preferred stock), the Company is required to make an offer to redeem all shares of preferred stock at a redemption price equal to 101% of the liquidation value.

     In addition, the Company is required to redeem all shares of preferred stock on March 31, 2008 at a price equal to the liquidation value at such date. There is no restriction on the repurchase or redemption of shares of preferred stock by the Company while there is an arrearage in the payment of dividends.

VOTING RIGHTS

     The holders of preferred stock voting as a class are entitled to elect two directors if and whenever (i) six consecutive quarterly dividends after the Fifth Anniversary have not been paid in full, (ii) the Company has not redeemed the preferred stock on March 31, 2008, (iii) the Company has not offered to redeem the preferred stock in a timely manner following a change of control event, (iv) dividends have been paid on other securities or junior securities have been redeemed or repurchased while full cumulative dividends have not been paid on the preferred stock or (v) the Company's Certificate of Incorporation has been amended in a manner adverse to the holders of preferred stock without such holder's consent.

EXCHANGE FEATURES



     The Company may, at its option, issue 14.5% Junior Subordinated Exchange Debentures due 2008 in exchange for any or all outstanding shares of preferred stock, at an exchange ratio of $1.00 of liquidation value of preferred stock for $1.00 principal amount of exchange debentures. On and after the date of any exchange, dividends will cease to accrue on the preferred stock and all rights of holders of the preferred stock shall cease.



     Subject to notice to the holders of our preferred stock, we may exercise our option to issue exchange debentures for outstanding shares of the preferred stock as of the end of any calendar quarter provided that, at the time of such issuance:



     - neither DLJMB nor any of its affiliates hold shares of the preferred stock (other than shares, if any, held by CSFB in connection with market making activities); and



     - we have paid or set aside for payment all accrued and unpaid cash dividends due on the preferred stock; and



     - the issuance of the exchange debentures would not result in a default under the indenture relating to the exchange debentures or any other agreement, including agreements relating to our bank borrowings and the senior notes.



     As of December 31, 2000, and as of the date of this prospectus we are prohibited from exercising our option to issue the exchange debentures due primarily to the terms of our bank borrowings and the senior notes.


                       DESCRIPTION OF EXCHANGE DEBENTURES


     The exchange debentures, if issued, will be issued pursuant to an indenture (the "Indenture") to be entered into between the Company and a trustee selected by the Company (together with any successor trustee, the "Trustee") and will be limited in amount to the aggregate liquidation value of the preferred stock outstanding at the time of the exchange. The terms of the exchange debentures include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. The exchange debentures are subject to all such terms. Copies of the proposed form of the Indenture can be obtained from the Company, upon request. The following description of certain provisions of the Indenture and the exchange debentures is intended as a summary only and is qualified in its entirety by reference to the Indenture and the exchange debentures, including the definitions in those documents of certain terms. Whenever particular articles, sections or defined terms of the exchange debentures or the Indenture are referred to, it is intended that those articles, sections or defined terms are to be incorporated by reference into this Prospectus.


MATURITY AND INTEREST

     The exchange debentures will mature on March 31, 2008. The exchange debentures will pay interest at an effective annual rate of 14.5%, payable quarterly. Prior to the Cash Pay Date, interest will be payable in additional exchange debentures.

RANKING

     The exchange debentures will be general unsecured obligations of the Company and will be subordinated in right of payment to the prior payment of all indebtedness of the Company that is not expressly made pari passu with or junior to the exchange debentures ("Senior Indebtedness").

OPTIONAL REDEMPTION

     After September 30, 2001, the Company would be allowed, at its option, to redeem any or all outstanding exchange debentures at the applicable redemption price (expressed as a percentage of principal amount) as set forth below during the twelve month periods beginning September 30 of the years shown below, plus in each case accrued and unpaid interest, if any:

                            YEAR                                REDEMPTION PRICE
                            ----                                ----------------
2001........................................................        107.25%
2002........................................................        104.83%
2003........................................................        102.42%
2004 and thereafter.........................................        100.00%

CHANGE OF CONTROL

     In the event of certain asset sales or specific kinds of changes in control, the Company would be required to make an offer to redeem all of the exchange debentures at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon.

CERTAIN COVENANTS

     The Indenture will contain covenants that, among other things, would limit the ability of the Company to make certain payments and to merge, consolidate or sell substantially all of its assets.

MERGER, SALE OR CONSOLIDATION

     Without limitation of the provisions of the Indenture described above regarding a Change of Control, the Company may merge, consolidate or transfer all or substantially all of its properties and assets as an entirety and the Company may permit any person to consolidate with or merge into the Company or transfer all or substantially all of its properties and assets as an entirety to the Company; provided that, among other things, (a) the successor person is the Company or another corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia that assumes the Company's obligations on the exchange debentures and under the Indenture and (b) immediately before and immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing.

EVENTS OF DEFAULT

     The following shall constitute Events of Default with respect to the exchange debentures:

          (i) failure to pay the principal of or premium, if any, on any exchange debenture when such amounts become due and payable at maturity, upon acceleration or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture; (ii) failure to pay interest on the exchange debentures when due, whether or not such payment is prohibited by the subordination provisions of the Indenture, and such failure continues for a 15-day period; (iii) a default in the observance or performance of any other covenant or agreement of the Company in the exchange debentures or the Indenture that continues for the period and after the notice specified below; (iv) an event of default shall have occurred and be continuing under any other evidence of indebtedness of the Company or any of its subsidiaries, whether such indebtedness now exists or is created hereafter, which event of default results in the acceleration of such indebtedness which, together with any such other indebtedness so accelerated, aggregates more than $15 million and such acceleration is not rescinded or indebtedness is not paid or discharged for the period and after the notice specified below; (v) any final judgment or judgments for payment of money in excess of $15 million in the aggregate shall be rendered against the Company or a subsidiary and shall remain unstayed, unsatisfied or undischarged for the period and after the notice specified below; and (vi) certain events of bankruptcy, insolvency or reorganization. The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officer's certificate stating whether or not the signatories know of any default by the Company under the Indenture and the exchange debentures and, if any default exists, describing such default.

     A default under clause (iii), (iv) or (v) above is not an Event of Default until the Trustee or the holders of at least 25% in principal amount of the then outstanding exchange debentures notify the Company of the default and the Company does not cure the default within 30 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." If the holders of 25% or more in principal amount of the then outstanding exchange debentures request the Trustee to give such notice on their behalf, the Trustee shall do so.

     In case an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) shall have occurred and be continuing, the Trustee, by notice to the Company, or the holders of 25% or more of the principal amount of the exchange debentures then outstanding, by notice to the Company and the Trustee, may declare the principal amount of the exchange debentures, plus accrued interest, if any, to be immediately due and payable. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, such amounts shall be due and payable without any declaration or any act on the part of the Trustee or the holders of the exchange debentures. Such declaration of acceleration may be rescinded and past defaults may be waived by the holders of a majority of the principal amount of the exchange debentures then outstanding upon conditions provided in the Indenture, except a default in the payment of principal, or interest on any exchange debenture or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each exchange debenture. Except to enforce the right to receive payment when due of principal, premium, if any, or interest, if any, no holder of an exchange debenture may institute any proceeding with respect to the Indenture or for any remedy thereunder unless such holder has previously given to the Trustee written notice of a continuing Event of Default and unless the holders of 25% or more of the principal amount of the exchange debentures then outstanding have requested the Trustee to institute proceedings in respect of such Event of Default and have offered the Trustee reasonable indemnity against loss, liability and expense to be thereby incurred, the Trustee has failed so to act for 60 days after receipt of the same and during such 60-day period the holders of a majority of the principal amount of the exchange debentures then outstanding have not given the Trustee a direction inconsistent with the request. Subject to certain restrictions, the holders of a majority in principal amount of the exchange debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture, that is unduly prejudicial to the rights of any holder of an exchange debenture or that would involve the Trustee in personal liability, and the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

MODIFICATIONS AND WAIVERS OF THE INDENTURE

     Supplemental indentures modifying or amending the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding exchange debentures (or, prior to the issuance of the exchange debentures, with the consent of the holders of not less than a majority of the number of then outstanding shares of preferred stock); provided, however, that no such modification or amendment may, without the consent of all of the holders of the exchange debentures then outstanding (or, prior to the issuance of the exchange debentures, without the consent of all of the holders of the then outstanding shares of preferred stock), (i) extend the fixed maturity of any exchange debenture, reduce the rate or extend the time of payment of interest on any exchange debenture, reduce the principal amount, or premium, if any, on any exchange debenture, alter the redemption or mandatory repurchase provisions or adversely affect the repurchase rights with respect to any exchange debenture, impair the right of a holder to institute suit for payment thereof, change the currency in which the exchange debentures are payable or (ii) reduce the percentage of exchange debentures (or the number of shares of preferred stock), the consent of the holders of which is required for any modification or waiver. The Indenture may not be amended to alter the subordination of any outstanding exchange debentures without consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. Without the consent of any holders of the exchange debentures, the Company and the Trustee may amend or supplement the exchange debentures or the

Indenture to cure any ambiguity, defect or inconsistency, to provide for uncertificated exchange debentures in addition to or in place of certificated exchange debentures, to provide for the assumption of the Company's obligations to holders of the exchange debentures in the case of a merger or consolidation or transfer of all or substantially all of the Company's assets, or to make any change that does not materially adversely affect the rights of any holder of the exchange debentures.

     The holders of a majority in aggregate principal amount of outstanding exchange debentures may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, interest, if any, or default with respect to certain covenants under the Indenture.

     The consent of the holders of the exchange debentures is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After the amendment under the Indenture becomes effective, the Company is required to mail to holders of the exchange debentures a notice briefly describing such amendment. However, the failure to give such notice to all holders of the exchange debentures, or any defect therein, will not impair or affect the validity of the amendment.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No past, present or future director, officer, employee, agent, manager, stockholder or other affiliate, as such, of the Company shall have any liability for any obligations of the Company under the exchange debentures or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the exchange debentures by accepting an exchange debenture waives and releases all such liability.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The Indenture will provide that the Company may terminate its obligations under the Indenture at any time by delivering all outstanding exchange debentures to the Trustee for cancellation and paying all sums required to be paid pursuant to the terms of the Indenture. In addition, the Company will be permitted to terminate all of its obligations under the Indenture by irrevocably depositing with the Trustee money or U.S. government obligations sufficient to pay principal of and interest, if any, on the exchange debentures to maturity or redemption and all other sums payable pursuant to the terms of the Indenture, after complying with certain other procedures set forth in the Indenture.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange the exchange debentures in accordance with the Indenture. The Company may require a holder to, among other things, furnish appropriate endorsements and transfer documents and pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any exchange debentures selected for redemption. Also, the Company is not required to transfer or exchange any Debenture for a period of 15 days before a selection of exchange debentures to be redeemed.

     The registered holder of an exchange debenture may be treated as the owner of it for all purposes.

DELIVERY AND FORM

     The exchange debentures to be issued upon exchange of the preferred stock as set forth herein will be issued in registered form. Transfers of exchange debentures must be made in accordance with the terms of the Indenture.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as described in the Trust Indenture Act, it must eliminate such conflict or resign.

                        MARKET-MAKING ACTIVITIES OF CSFB

     This prospectus is to be used by CSFB in connection with offers and sales of the senior notes and/or the preferred stock in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. CSFB may act as principal or agent in such transactions. There can be no assurance that CSFB will continue to act in such capacities. CSFB has no obligation to make a market in either the senior notes or the preferred stock, and may discontinue its market-making activities at any time without notice, at its sole discretion.

     DLJMB, an affiliate of CSFB, holds, together with its affiliates, in the aggregate, a 60.7% equity interest in the Company. CSFB acted as an intermediate purchaser of the preferred stock pursuant to the Resale Agreement and as an initial purchaser in connection with the original offering of the senior notes.

     The Company will receive no portion of the proceeds from the sale of the preferred stock in market-making transactions. The Company has agreed to indemnify CSFB against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments CSFB may be required to make in respect thereof.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF THE PREFERRED STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AND THE CONSEQUENCES UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

                                 LEGAL MATTERS


     The validity of the senior notes and of the preferred stock was passed upon for the Company by Greensfelder, Hemker & Gale, P.C.


                                    EXPERTS


     The consolidated balance sheets of Brand Services, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000 included in and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their report. The financial statements referred to above have been included herein in reliance upon the authority of said firm as experts in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission. You may also read and copy any document we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room and their copy charges. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We have filed registration statements on Form S-1 (of which this prospectus is a part) with the Commission under the Securities Act with respect to the senior notes and with respect to the preferred stock and the exchange debentures. This prospectus does not contain all the information set forth in the registration statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. You should review our registration statements and the exhibits thereto.

                                                                      APPENDIX A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K
                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2000

                              BRAND SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                                  735915                              133909681
 (State or Other Jurisdiction of              (Commission File Number)            (IRS Employer Identification
   Incorporation or Organization)                                                           Number)

                       15450 SOUTH OUTER HIGHWAY 40, #270
                          CHESTERFIELD, MISSOURI 63017
                                 (636) 519-1000
    (Address, including zip code, and Telephone Number, including area code, of Registrant's principal executive offices)

        Securities registered pursuant to Section 12(b) of the Act: NONE

        Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to the filing requirements for at least the past 90 days.

                             Yes  F        No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

State the aggregate market value of the voting stock held by non-affiliates of the registrant.

No market exists for the Common Stock of Brand Services, Inc. All of the outstanding shares of Common Stock are held by DLJ Brand Holdings, Inc.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

                    CLASS                             OUTSTANDING AT MARCH 15 , 2001
                    -----                             ------------------------------
            BRAND SERVICES, INC.
        COMMON STOCK, $0.01 PAR VALUE                           100 SHARES

ITEM 1. BUSINESS

GENERAL

  Company History and Structure

     Brand Services, Inc. and its subsidiaries ("Brand") are 100% owned by DLJ Brand Holdings, Inc. ("Holdings"). As of December 31, 2000, Holdings is owned 60.7% by Credit Suisse First Boston (USA), Inc. ("CSFB"), 8.7% by Carlisle Enterprises, L.P. ("Carlisle"), 17.2% by Rust International Inc. ("Rust International") through its wholly owned subsidiary Rust Industrial Services, Inc. ("RIS") and 13.4% by the directors, officers and employees of Brand. Rust International is a subsidiary of Waste Management Industrial Services, Inc. ("WMIS"). All references to "the Company," "we," "us" or "our" mean Brand Services, Inc. and its subsidiaries.

     On September 30, 1996, Brand, a newly formed entity created by the merchant banking group of Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), purchased the assets of Rust Scaffold Services, Inc. and its subsidiaries, which were direct and indirect subsidiaries of Rust International ("the Acquisition"). The Acquisition was financed by $190.0 million in debt and accounted for under the purchase method of accounting.

     In September 1999, with unanimous consent of the Board of Directors, the name of the corporation and the Certificate of Incorporation were changed from Brand Scaffold Services, Inc. to Brand Services, Inc., effective January 1, 2000.

  Financial Information About Industry Segments

     We operate in one segment and provide scaffolding services primarily to refining, petrochemical, chemical, utility and pulp and paper industries, and to a lesser extent general commercial clients. Our revenues, operating income and total assets as of and for the years ended December 31, 2000, 1999 and 1998, are as follows (in thousands):

                                                      2000        1999        1998
                                                      ----        ----        ----
Revenue.........................................    $264,066    $218,916    $205,304
Operating income................................      21,135      15,736      18,063
Total assets....................................     246,249     210,872     211,060

  Description of Business

     We are the largest North American provider of industrial scaffolding services. Our services facilitate access to tall structures for on-going maintenance, turnarounds (major maintenance projects which require the complete or partial shutdown of a facility) and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. Our turnkey services include equipment rental, labor for the erection and dismantlement of scaffolding and scaffolding design services. We deliver our services through an extensive field service organization of approximately 5,500 employees in 36 field offices located throughout the United States and two in Canada. We also provide scaffolding services to the commercial market (primarily nonresidential construction) and sell a small amount of scaffolding.

     Approximately 76%, 79% and 83%, of our 2000, 1999, and 1998, respective revenues were attributable to ongoing maintenance, turnarounds and capital projects of industrial facilities. We typically provide on-going maintenance services under long-term contracts; the duration of these contracts ranges between one and five years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. We believe that the necessity for on-going maintenance and turnarounds provides us with a stable, recurring revenue base.

     Our main customers include major integrated oil companies, independent refiners, large chemical companies, utilities and large engineering and construction firms. The largest customer, Exxon/Mobil Corporation, accounted for approximately 13%, 13% and 15% of our revenues in the years ended December 31, 2000, 1999 and 1998, respectively. The loss of this customer could have a material adverse effect the Company. We believe our position as the largest supplier of industrial scaffolding services provides us with a number of competitive advantages including:

     - the ability to offer national coverage to large customers;

     - the ability to provide required personnel and scaffolding to process major turnarounds and unanticipated plant outages;

     - higher asset use through the shifting of assets across regions and across our large customer base;

     - purchasing leverage with scaffolding manufacturers; and

     - comprehensive safety training programs which have resulted in an accident incident rate which is well below the industry average and have enabled us to reduce insurance costs and accident-related expenses.

     Our size also enables us to maintain our own design department that specializes in the custom design of industrial scaffolding, which we use to minimize the amount of scaffolding used and to maximize labor efficiency, thereby providing us with a competitive advantage.

  Effects of Seasonality and Cyclicality

     The market for industrial scaffolding services experiences seasonal fluctuations in demand. In particular, because of high demand for gasoline for automobiles during the summer, most refineries prefer to close down for turnarounds during the spring and fall. Similar patterns are evidenced for utilities.

     We may be able to take advantage of differing seasonal patterns in other markets we service, such as the commercial scaffolding market, but seasonality may still lead to:

     - low inventory use during periods of low demand;

     - an inability to service all of our customers during periods of high demand;

     - price fluctuations; and

     - periods of low cash flow.

     Historically, the market for industrial scaffolding services has experienced a degree of cyclicality. In particular, demand for nonresidential construction and capital projects is highly cyclical. In addition, when refining products are in high demand or the price of pulp is high, refineries and pulp and paper mills often delay turnarounds. It does not appear that any areas of our business exhibit a significant degree of counter-cyclicality that would offset these effects. This cyclicality could have a material adverse effect on the Company.

  The Industry and Competition

     The Company is the largest North American provider of industrial scaffolding services. We currently face competition from other existing scaffolding service providers, including entities providing substantially similar services, some of which have significantly greater resources than us. We also compete with larger engineering and construction firms. While we believe that we currently have a strong position in the industrial scaffolding market, we cannot assure that we will be able to increase or maintain our market share.

     The scaffolding services industry consists of the industrial market and the commercial market, each of which requires different types of scaffolding equipment and levels of expertise. Industrial applications generally require systems scaffolding, which is highly versatile, can be quickly erected and dismantled, is capable of conforming to irregularly shaped structures and requires a higher level of skill to erect and dismantle. Commercial applications generally require frame and brace scaffolding, which is not as versatile as systems scaffolding and requires a lower level of expertise.

  Industrial Market

     The North American industrial scaffolding market is approximately $850 million and is serviced predominantly by scaffolding specialists such as Brand. We estimate that the top five scaffolding specialists service almost 58% of the total industrial scaffolding market.

     Industrial customers use scaffolding for on-going maintenance, turnarounds and capital projects. Among industrial applications, maintenance represents approximately 45% and turnarounds represent approximately 35% of the market. Since turnarounds may require the complete shutdown of a facility (which may lose up to $1 million of revenues per day during a turnaround), speed and reliability are key customer considerations. Safety is another important consideration for industrial customers as scaffolding contractor accident incidents are counted against a facility's safety record and may cause increases in both insurance premiums and attention by the Occupational Safety and Health Administration ("OSHA").

  Commercial Market

     In North America, commercial scaffolding is used primarily in nonresidential construction and renovation projects. Commercial applications are generally characterized by regularly shaped structures with few contoured or angled surfaces. Due to the simple shapes required, commercial jobs generally utilize frame and brace scaffolding, a less versatile type of equipment which is not suited to industrial applications. Commercial scaffolding requires a less skilled work force and has historically been less focused on safety issues. These factors combine to make the commercial market highly fragmented with low barriers to entry. We have longstanding customer relationships, extensive equipment resources, significant labor capacity and an industry-leading safety record. We believe these strengths have enabled us to gain current market share. Competition is based primarily on the basis of quality, price, speed, reliability, reputation and customer service. The Company continues to focus on reducing operating costs, pursuing complementary acquisitions and expanding commercial scaffolding operations.

  Employees and Dependence on Labor

     As of December 31, 2000, we employed approximately 5,500 employees, of which 22% were represented by a labor union. We cannot assure that strikes or other types of conflicts with unions or personnel will not arise or that we will not become a target for further union organizing activity. Since our business has a high labor content, any such activity could have a material adverse effect on the Company. We believe that we have a good relationship with our employees.

     Our business has a high labor content and, as a result, our financial performance is affected by the availability of qualified personnel and the cost of labor. In recent years, unemployment rates have reached unusually low levels leading to lower availability of labor and to wage inflation. In particular, the supply of labor has been low relative to demand in the Gulf Coast and West Coast Regions, in which we have significant operations. While we have been successful in hiring workers for our projects and we do not believe that the reduced availability of labor has had a material adverse effect on our financial performance, we cannot assure that sufficient labor will be available in the future or that the cost of labor will not rise, either of which could have an adverse effect on the Company.

ITEM 2. PROPERTIES

     We operate facilities in 39 locations (38 field offices and 1 headquarters location). We maintain a substantial inventory of scaffolding at the 38 field offices as well as at customer sites throughout the United States and Canada. Our facilities are concentrated near its customers to minimize transportation costs, to shorten lead times and to strengthen oversight and project management abilities. Brand owns two locations in Canada, two in Texas, one in Alabama and one in Louisiana. We lease the remaining 32 facilities as well as one site used for our corporate headquarters located in Chesterfield, Missouri. Our facilities typically include a small office, warehouse and yard and range in size from 2,000 to 40,000 square feet under roof with yards from half an acre to more than nine acres. Our headquarters are located in a 9,500 square foot facility in Chesterfield, Missouri.

ITEM 3. LEGAL PROCEEDINGS

     We are a party to various legal proceedings and administrative actions, all of which are of an ordinary or routine nature incidental to the operations of the Company. In the opinion of the Company's management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of security holders in the fourth quarter of 2000.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     All of our outstanding common stock is held by Holdings and, accordingly, there is no established public trading market for our common stock. We have paid no dividends since inception and our ability to pay dividends is limited by the terms of certain agreements related to its indebtedness.

ITEM 6. SELECTED FINANCIAL DATA

     The following table presents (i) selected historical financial data of Rust Scaffold Services, Inc. and subsidiaries ("Rust") as of and for the nine months ended September 30, 1996, and (ii) selected historical financial data of Brand, for the three months ended December 31, 1996, and the years ended December 31, 1997, 1998, 1999, and 2000. The selected historical financial data as of and for the nine months ended September 30, 1996, has been derived from the audited financial statements of Rust. The selected historical financial data as of and for the three months ended December 31, 1996, and the years ended December 31, 1997, 1998, 1999 and 2000, has been derived from the audited financial statements of Brand. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere herein.

                                  RUST                                         BRAND
                              -------------   ------------------------------------------------------------------------
                               NINE MONTHS    THREE MONTHS
                                  ENDED          ENDED        YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                              SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                  1996            1996           1997           1998           1999           2000
                              -------------   ------------   ------------   ------------   ------------   ------------
                                                               (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:(1)
Revenue.....................    $124,769        $44,412        $160,660       $205,304       $218,916       $264,066
Operating expenses..........      89,073         34,170         122,638        157,673        171,630        203,689
                                --------        -------        --------       --------       --------       --------
     Gross profit...........      35,696         10,242          38,022         47,631         47,286         60,377
Selling and administrative
  expenses..................      15,825          4,743          25,840         29,568         31,550         39,242
Nonrecurring start-up
  expenses..................          --             --           2,498             --             --             --
                                --------        -------        --------       --------       --------       --------
Operating income............      19,871          5,499           9,684         18,063         15,736         21,135
Interest expense............       7,872          4,504          15,422         17,728         17,758         20,414
Interest income.............        (482)          (195)           (397)          (249)          (159)           (95)
Other expense, net(2).......         708             --              --             --             --             --
                                --------        -------        --------       --------       --------       --------
Income (loss) before
  provision or income tax...      11,773          1,190          (5,341)           584         (1,863)           816
Provision for income tax....       4,813            525              --             --             --             --
Extraordinary loss on debt
  extinguishment............          --             --              --          4,329             --             --
                                --------        -------        --------       --------       --------       --------
     Net income (loss)......    $  6,960        $   665        $ (5,341)      $ (3,745)      $ (1,863)      $    816
                                ========        =======        ========       ========       ========       ========
OTHER DATA:(1)
EBITDA(3)...................    $ 25,832        $ 8,398        $ 22,009       $ 34,572       $ 39,505       $ 46,554
Net cash provided by
  operating activities......      28,478          4,966          11,983         26,753         21,148         23,123
Depreciation and
  amortization..............       6,669          3,567          13,294         17,234         24,491         25,964
Cash interest expense(4)....       7,872          3,836          14,453         17,003         17,036         19,683
Capital expenditures........       1,810            208           9,720         14,831         19,642         29,122
Ratio of earnings to fixed
  charges and preferred
  stock dividends(5)........         2.4x           1.2x            0.5x           0.8x           0.7x           0.8x

                                                                         BRAND
                                                  ----------------------------------------------------
                                                                      DECEMBER 31
                                                  ----------------------------------------------------
                                                    1996       1997       1998       1999       2000
                                                    ----       ----       ----       ----       ----
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:(1)
Working capital.................................  $ 12,656   $  4,207   $ 12,080   $  5,553   $  9,757
Total assets....................................   204,266    197,543    211,060    210,872    246,249
Long-term debt (including current portion and
  revolving loan)...............................   158,000    154,250    158,500    157,460    181,450
Notes payable and capital lease obligation
  (including current portion)...................        --         --      5,007      4,402      6,276
14.5% senior exchangeable preferred stock.......    25,906     31,140     35,907     41,404     47,742
Stockholder's equity (deficit)..................     4,247     (5,176)   (14,483)   (20,968)   (27,199)

-------------------------
(1) The Acquisition had a significant impact on our financial position and results of operations. Consequently, the financial data for and as of dates prior to the Acquisition may not be directly comparable to corresponding information for and as of dates after the Acquisition.

(2) Since the Acquisition, we have not separately classified other income and expense and have included it in selling and administrative expenses because such amounts have been immaterial.

(3) EBITDA is defined as earnings before interest income, cash interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States.

(4) Cash interest expense represents total interest expense less amortization of deferred financing fees of $731, $722, and $725, for the years ended December 31, 2000, 1999 and 1998, respectively.

(5) For the purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herewith.

  Overview

     The Company is the largest North American provider of industrial scaffolding services which facilitate access to tall structures for maintenance, turnarounds and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. The Company provides turnkey services which include equipment rental, labor for the erection and dismantlement of the scaffolding and scaffolding design services. The Company also provides scaffolding services to the commercial market (primarily nonresidential construction) and sells a small amount of scaffolding.

  Acquisitions

     During 2000, the Company acquired four companies in four separate transactions for an aggregate purchase price of $11.0 million in cash, $3.3 million in notes payable, and $3.0 million of possible future payments conditioned upon the operating results of two of the acquired companies. The purchase prices, allocated to assets and liabilities assumed, were based on relative fair values. In connection with the acquisitions, the Company recorded goodwill in the amount of $6.0 million based upon the allocation of the purchase prices of the acquisitions. All of the above acquisitions were accounted for using the purchase method of accounting, and accordingly have been included in the financial statements from their respective dates of acquisition. The allocation of the purchase price for the acquisitions acquired during 2000 are based, in part, on preliminary information, which is subject to adjustment upon obtaining complete valuation information. Management believes that finalization of the purchase prices and allocation will not have a material impact on the consolidated results of operations or financial position of the Company.

     In 1999, the Company acquired two companies in two separate transactions for an aggregate purchase price of $1.9 million in cash and $200 in notes payable. The purchase prices, allocated to assets and liabilities assumed, were based on relative fair values. These acquisitions were accounted for using the purchase method of accounting, and accordingly have been included in the financial statements from their respective dates of acquisition.

     In 1998, the Company acquired two companies in two separate transactions for an aggregate purchase price of $2.1 million in cash and $700 in notes payable. The purchase prices, allocated to assets and liabilities assumed, were based on relative fair values. These acquisitions were accounted for using the purchase method of accounting, and accordingly have been included in the financial statements from their respective dates of acquisition.

     Approximately 76%, 79%, and 83% of the Company's 2000, 1999 and 1998, respective revenues were attributable to on-going maintenance, turnarounds and capital projects of industrial facilities. The Company typically provides on-going maintenance services under long-term contracts; the duration of these contracts is usually one to five years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. While the postponement of scheduled turnarounds causes fluctuations in the Company's quarterly and annual results, the Company believes the necessity for on-going maintenance and turnarounds provides a stable, recurring revenue base.

     Revenues from capital projects, which represented approximately 12%, 11% and 18% of 2000, 1999 and 1998 revenues, respectively, resulted from new plant construction, plant expansions and modifications. Capital projects can and have had material impacts on the Company's results of operations.

     Commercial scaffolding revenues, which represented approximately 24%, 21% and 14% of 2000, 1999 and 1998 revenues, respectively, are related to the level of nonresidential construction and renovation.

Demand for commercial scaffolding services has recently been high due to the strength in the commercial construction industry.

     In connection with the Acquisition, WMIS agreed to pay the Company a quarterly fee of $725 for transition services for three years beginning on December 31, 1996. Such payments continued through September 30, 1999. In addition, WMIS agreed to pay for all historical accident-related claims in which the accident occurred prior to the Acquisition. Because cash expenditures related to accidents are paid out over time but accident-related expenses are accrued in the period in which the accident occurs, the Company has a significant non-cash claims expense ($1.7 million in 2000, $2.6 million in 1999 and $2.6 million in 1998) which it anticipates will decline over time.

     The Company's business is seasonal. End-use industries such as the refining and utility industries experience increased demand for their products during the summer months. Consequently, turnarounds are generally scheduled during the first and fourth quarters of the year.

     The following discussion of results of operations is presented for the years ended December 31, 2000, 1999 and 1998.

  Results of Operations

                    SUMMARY OF HISTORICAL FINANCIAL RESULTS
                                 (IN THOUSANDS)

                                                             YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                            DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                2000            1999            1998
                                                            ------------    ------------    ------------
Income Statement Data:
Revenue.................................................      $264,066        $218,916        $205,304
Operating expenses......................................       203,689         171,630         157,673
                                                              --------        --------        --------
     Gross profit.......................................        60,377          47,286          47,631
Selling and administrative expenses.....................        39,242          31,550          29,568
                                                              --------        --------        --------
     Operating income...................................        21,135          15,736          18,063
Interest expense........................................        20,414          17,758          17,728
Interest income.........................................           (95)           (159)           (249)
                                                              --------        --------        --------
     Income (loss) before provision for income tax......           816          (1,863)            584
Provision for income tax................................            --              --              --
Extraordinary loss on debt extinguishment...............            --              --           4,329
                                                              --------        --------        --------
     Net income (loss)..................................      $    816        $ (1,863)       $ (3,745)
                                                              ========        ========        ========
Other Data:
EBITDA..................................................      $ 46,554        $ 39,505        $ 34,572
                                                              ========        ========        ========

YEAR ENDED DECEMBER 31, 2000, AS COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUE

     Revenue for the year ended December 31, 2000, increased 20.6% to $264.1 million from $218.9 million for the same period in 1999. Labor revenue increased 19.8% to $189.9 million for the year ended December 31, 2000, as compared to the same period in 1999. Rental revenue increased 22.7% to $67.1 million for the year ended December 31, 2000, as compared to the same period in 1999. Revenue from all sources (labor, rental, and sales) increased from 1999 to 2000. Additional industrial work generated 51% of the increase, while 27% of the increase was related to commercial work and 22% was added from acquired companies.

  Gross Profit

     Gross profit for the year ended December 31, 2000, increased 27.7% to $60.4 million from $47.3 million for the same period in 1999. Labor gross profit (labor revenue less labor cost) increased 23.0% to $34.8 million for the year ended December 31, 2000, as compared to the same period in 1999. Gross profit as a percentage of revenue for the year ended December 31, 2000, increased to 22.9% from 21.6% for the same period in 1999. These increases can be attributed to higher gross profit achieved on labor revenue as well as a higher percentage of the total revenue being contributed by rental revenue, which is significantly more profitable than labor revenue.

  Selling and Administrative Expenses

     Selling and administrative expenses for the year ended December 31, 2000, increased 24.4% to $39.2 million from $31.6 million for the same period in 1999. Selling and administrative expenses as a percentage of revenue for the year ended December 31, 2000, increased to 14.9% from 14.4% for the same period in 1999. Selling and administrative expenses were higher in 2000 primarily due to additional selling and administrative expenses related to acquired companies and, to a lesser extent, increases in bad debt and payroll related expenses.

  Operating Income

     Operating income for the year ended December 31, 2000, increased 34.3% to $21.1 million from $15.7 million for the same period in 1999. This increase in operating income is directly related to increases in gross profit exceeding increases in selling and administrative expenses.

  Interest Expense

     Interest expense for the year ended December 31, 2000, increased 15.0% to $20.4 million from $17.8 million for the same period in 1999. In March 2000, the Company borrowed $5.0 million against the Term B Credit Facility and in September 2000, the Company borrowed the remaining $25.0 million available on the Term B Credit Facility. These additional borrowings, along with the weighted average interest rate increasing from 9.9% in 1999 to 10.2% in 2000, have caused interest expense to increase.

  Net Income (Loss)

     Net income (loss) (before accretion of preferred stock dividends) improved to $.8 million from ($1.9) million loss for the same period in 1999.

YEAR ENDED DECEMBER 31, 1999, AS COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUE

     Revenue for the year ended December 31, 1999, increased 6.6% to $218.9 million from $205.3 million for the same period in 1998. Labor revenue increased 6.1% to $158.5 million for the year ended December 31, 1999, as compared to the same period in 1998. Rental revenue increased 9.0% to $54.7 million for the year ended December 31, 1999, as compared to the same period in 1998. The increase in revenues was primarily attributable to a full year of contributions from 1998 acquisitions, 1999 acquisition contributions, and to increased activity in our commercial scaffolding divisions. The increase in rental revenue is also attributable to a stronger move into the commercial market.

  Gross Profit

     Gross profit for the year ended December 31, 1999, decreased 0.7% to $47.3 million from $47.6 million for the same period in 1998. Labor gross profit (labor revenue less labor cost) increased 14.3% to $28.3 million for the year ended December 31, 1999, as compared to the same period in 1998. Gross profit as a percentage of revenue for the year ended December 31, 1999, decreased to 21.6% from 23.2% for the same period in 1998. This decrease was primarily due to a $6.8 million increase in depreciation expense for scaffolding equipment from 1998 to 1999. Depreciable lives of steel scaffold were changed from 25 years to 20 years in January 1998 and wood plank was changed from seven years to two years in July 1998. Increased capital purchases in 1999 and 1998 also contributed to the increase in depreciation expense.

  Selling and Administrative Expenses

     Selling and administrative expenses for the year ended December 31, 1999, increased 6.7% to $31.6 million from $29.6 million for the same period in 1998. Selling and administrative expenses as a percentage of revenue for the year ended December 31, 1999, remained constant at 14.4% as compared to the same period in 1998. The increase in selling and administrative expenses resulted from the additional expenses related to the acquired companies. Also, eight new salespeople were added during 1999, increasing selling and administrative expenses.

  Operating Income

     Operating income for the period ended December 31, 1999, decreased to $15.7 million from $18.1 million for the same period in 1998. The decrease in operating income is directly related to the increase in depreciation expense and overhead expenses from 1998 to 1999.

  Interest Expense

     Interest expense for the year ended December 31, 1999, increased 0.2% to $17.8 million from $17.7 million for the same period in 1998. The increase was mainly due to a higher weighted average interest rate on all outstanding debt. For 1999 and 1998, the weighted average interest rate was 9.9% and 9.8%, respectively.

  Net Loss

     Net loss (before accretion of preferred stock dividends) improved to $1.9 million loss from $3.7 million loss for the same period in 1998.

  Liquidity and Capital Resources

     The Company has historically utilized internal cash flow from operations and borrowings under the Bank Facility (see below) to fund its operations, capital expenditures and working capital requirements. As of December 31, 2000, the Company had working capital of $9.8 million, including cash and cash equivalents of $3.1 million.

     Historically, the principal uses of cash have been capital expenditures (primarily scaffolding) and working capital. In February 1998, $119.8 million of the term loans were repaid with proceeds from the offering of the 10 1/4% Senior Notes ("Senior Notes") and $500 in payments were made in June 1998. The Company paid $13.2 million, $13.2 million, and $6.3 million in interest relating to the Senior Notes in 2000, 1999 and 1998, respectively.

     For the years ended December 31, 2000, 1999 and 1998, cash provided by operating activities was $23.1 million, $21.1 million, and $26.8 million, respectively.

     The Company's capital expenditure requirements are comprised of maintenance and expansion expenditures. Net capital expenditures for the Company were $29.1 million, $19.6 million and $14.8 million, for the years ended December 31, 2000, 1999, and 1998, respectively.

     Borrowings under the revolving loan facility are governed by a borrowing base equal to 85% of eligible accounts receivable. A $15.0 million sub-facility is available for the issuance of letters of credit. In addition, in March 1999, the Company amended the Credit Agreement to allow additional borrowings of $10.0 million for ongoing working capital and general corporate needs. As of December 31, 2000, the

Company had $12.3 million in unused senior secured borrowing capacity under the Bank Facility, of which $7.9 million remains unused as of March 2, 2001.

     The interest rate on each loan facility under the Bank Facility is variable. During the year ended December 31, 2000, the interest rate on loans outstanding under the term loan facility was an annual dollar-weighted rate of 10.2%. For the year ended December 31, 2000, 1999 and 1998, total payments for interest were $18.1 million, $16.2 million, and $11.5 million, respectively. During the year ended December 31, 2000 and 1999, $6.0 million and $5.0 million of the term loans were repaid. During the year ended December 31, 1998, $121.3 million of the term loans were repaid of which $119.8 million was from the proceeds of the Senior Note offering.

     The Bank Facility requires financial and operating covenants, including among other things, that the Company maintain certain financial ratios and satisfy certain financial tests, and imposes limitations on the Company's ability to make capital expenditures, to incur indebtedness and to pay dividends. The Company was in compliance with the loan covenants at December 31, 2000.

     In March 2000, the Company secured a $30.0 million Term B Loan commitment to enable it to make future acquisitions. Certain provisions contained in the Credit Agreement governing the Bank Facility were amended to eliminate a requirement that revolving loans be periodically reduced. Also, certain of the covenants contained in the Credit Agreement were amended to permit the Company to incur certain additional indebtedness, engage in a broader range of business, make certain additional investments and capital expenditures and reinvest asset disposition proceeds within 180 days, rather than prepay the term loan facilities with such proceeds. During the year ended December 31, 2000, the total borrowings under the Term B Loan were $30.0 million and $0.2 million of the term loans were repaid.

  Net Operating Losses

     At December 31, 2000, the Company had net operating loss carryforwards, resulting primarily from depreciation timing differences of $96.4 million, for federal income tax purposes. As a result of such loss carryforwards, cash paid for income taxes in 2000 was minimal. The Company does not expect to expend cash for taxes in the next several years.

  Effect of Inflation; Seasonality

     Inflation has not generally been a material factor affecting the Company's business. In recent years, the cost of scaffolding equipment has remained relatively stable due to competitive pressures within the industry. The Company's general operating expenses, such as salaries, employee benefits and facilities costs are subject to normal inflationary pressures.

     The operations of the Company are generally subject to seasonal fluctuations coinciding with the spring and fall turnaround schedules of its major customers.

  Recent Accounting Pronouncement

     The Company intends to adopt SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and hedging activities in 2001. The Company believes that SFAS 133 will not have a material impact on its results of operations or financial position.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk related to changes in interest rates and had used derivative financial instruments to manage these risks. The value of market risk sensitive derivatives and other finance instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based upon a hypothetical ten percent change in interest rates, the potential losses in future earnings, fair value and cash flows are not material.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See "Index to Financial Statements and Financial Statement Schedules" on Page A-21.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

     None.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

  Directors and Executive Officers

     The following table sets forth certain information with respect to directors and executive officers of the Company. Each director and officer holds office until a successor is elected and qualified or until his earlier death, resignation or removal.

                  NAME                      AGE                   POSITION AND OFFICES
                  ----                      ---                   --------------------
David L. Jaffe..........................    42     Chairman of the Board
John M. Monter..........................    53     Chief Executive Officer, President and Director
Ian R. Alexander........................    54     Chief Financial Officer and Vice President, Finance
Raymond L. Edwards......................    47     Vice President, Administration and Secretary
Guy S. Huelat...........................    39     Vice President, Resource Management
James "Marty" McGee.....................    44     Vice President, Operations -- Southeast Region
Scott M. Robinson.......................    53     Vice President, Operations -- Southwest Region
David R. Cichy..........................    50     Vice President, Operations -- Northern Region
Robert Bonczek..........................    55     Director
James S. Carlisle.......................    58     Director
William L. Trubeck......................    54     Director
Vincent P. Langone......................    57     Director
Karl R. Wyss............................    60     Director

     David L. Jaffe, Chairman of the Board: David Jaffe joined CSFB in 1984 and became a Managing Director in 1995. He has 15 years experience in investing private equity capital, in mergers and acquisitions and in structuring and arranging financing for leveraged transactions. He received a BA cum laude from Harvard College in 1980 and an MBA from The Wharton School of the University of Pennsylvania in 1984. Mr. Jaffe serves on the board of directors of Brand Services, Inc., Duane Reade, Inc. (NYSE:DRD), Shoppers Drug Mart Inc., Target Media Partners and Wilson Greatbatch Ltd. Mr. Jaffe previously served on the board of Cambridge Industries Group, Inc., Terra Nova Group (NYSE:TNA), Pharmaceutical Fine Chemicals S.A and several other companies. He also serves as a director and a member of the Executive Committee of Project A.L.S., a non-profit organization funding directed research for treatments of Amyotrophic Lateral Sclerosis (Lou Gehrig's disease).

     John M. Monter, Chief Executive Officer, President and Director: Mr. Monter has served as a director, Chief Executive Officer and President since the Acquisition. Prior to joining the Company at the time of the Acquisition, Mr. Monter held a variety of corporate and operating assignments at Cooper Industries, Inc. ("Cooper") where he began his career in 1977. Mr. Monter was President of the Bussmann Division of Cooper, which manufactures electrical overcurrent fuses, from 1992 to 1996.

     Ian R. Alexander, Chief Financial Officer and Vice President, Finance:
Prior to joining the Company as Chief Financial Officer and Vice President, Finance in April 1998, Mr. Alexander had a variety of assignments with BP Oil Company from 1973 until 1993 in Europe, Africa and the U.S.A. He then became Chief Financial Officer and Executive Vice President of Purina Mills, Inc. until it was sold to Koch Industries in March 1998.

     Raymond L. Edwards, Vice President, Administration and Secretary: Mr. Edwards joined the Company in his current role in November 1996. Prior to joining the Company, he held a variety of management positions, most recently, with Cooper from 1984 to 1996, including Vice President, Human Resources from 1990 to 1996.

     Guy S. Huelat, Vice President, Resource Management: Mr. Huelat joined the Company in January 1997 in his current position. Prior to joining the Company, Mr. Huelat was a Plant Manager from 1989 to 1994 and a Materials Manager from 1994 to 1996 at Cooper. From 1996 to 1997, he was Director of Logistics for Planning and Customer Service for Kimble Glass, Inc.

     James "Marty" McGee, Vice President, Operations -- Southeast Region: Mr. McGee has held his current position since the Acquisition. From 1993 until the Acquisition, Mr. McGee held various region management positions with RIS and Waste Management Technologies ("WMX"). Mr. McGee has been with the Company in various management positions since 1981 including President, Southern Regional Scaffolding in 1993, Southern Region Manager in 1994 and Vice President, Southern Operations for WMX Services group (29 locations, five different Rust companies), from 1995 to 1996.

     Scott M. Robinson, Vice President, Operations -- Southwest Region: Mr. Robinson joined the Company as Vice President, Marketing in March 1997 and in December of 1997 he assumed the position of Vice President, Operations -- Central Region. In January 1998 he began his current assignment over the Southwest Region. Prior to joining the Company, Mr. Robinson held various positions at Cooper, including Vice President, Sales from 1993 to 1997 and Vice President, Marketing from 1987 to 1993.

     David R. Cichy, Vice President, Operations -- Northern Region: Mr. Cichy was appointed Vice President, Operations -- Northern Region in 1996. Beginning in 1978, Mr. Cichy served in various construction management functions with RIS including Vice President, Resource Management from 1993 to 1996.

     Robert Bonczek, Director: Mr. Bonczek has been President and a director of ApsenTree Capital, a private money management firm since 1991, and has been a director of the Company since the Acquisition. He is a legal consultant to Wilmer, Cutler and Pickering. Mr. Bonczek is a director of DCV, Inc. He is also the Chief Financial Officer and General Counsel for Trimeris, Inc., a NASDAQ listed biotech company.

     James S. Carlisle, Director: Mr. Carlisle has been Chief Executive Officer of Carlisle Enterprises LLC, a private equity investment firm engaged in the acquisition and management of leveraged buyout companies since 1989, and has been a director of the Company since the Acquisition.

     William L. Trubeck, Director: Mr. Trubeck is the Senior Vice President, Finance and Chief Financial Officer of Waste Management, Inc. In his career, Mr. Trubeck has held similar positions with International Multifoods, SPX Corporation, Honeywell, Inc., and Northwest Airlines. Mr. Trubeck is a member of the boards of directors of Yellow Corporation and Bush Brothers & Company.

     Vincent P. Langone, Director: Mr. Langone has been the director of the Company since the Acquisition. He has been Chairman, President and Chief Executive Officer of Formica Corporation since May 1998. From 1995 to 1997, Mr. Langone served as President of Interbuild International, Inc. which provides operational management and general consulting services. Mr. Langone is a director of United Retail Group and Summit Bank. From 1989 to 1995, Mr. Langone served as Chairman, President and Chief Executive Officer of Formica Corporation.

     Karl R. Wyss, Director: Mr. Wyss is the Chairman and Chief Executive Officer of Thermadyne Holding Corporation. Prior to joining Thermadyne, Mr. Wyss held the position of Managing Director and Operating Partner with DLJ's Merchant Banking Group ("DLJMB"). Prior to joining DLJMB in 1993, he was Chairman and Chief Executive Officer of Lear Siegler Inc. from 1989 to 1993. He serves on the boards of CommVault Systems, Inc., EZ Buy & EZ Sell Recycler Corp., Localiza Rent A Car S.A., OSF, Inc., Manufacturer's Services Limited, Pharmaceutical Fine Chemicals, S.A. and Von Hoffman Press, Inc.

ITEM 11. EXECUTIVE COMPENSATION

  Compensation of Directors

     Directors of the Company do not receive cash compensation for serving as directors; however, in March 1997, pursuant to Holdings' Stock Option Plan for Outside Directors, directors who were not employees of Holdings, the Company or any of their institutional shareholders, were each awarded options (the "Director Options") to purchase 40,000 shares of the common stock of Holdings. The options vested in March 1999.

  Compensation Committee and Insider Interlocks

     Compensation of the Company's management is determined by a committee comprised of Messrs. Jaffe, Monter and Wyss. Mr. Monter is the Chief Executive Officer and President of the Company. In March 1997, Mr. Monter purchased 386,406 newly-issued shares of the common stock of Holdings and 17,500 newly-issued shares of preferred stock for an aggregate purchase price of $823,905. In connection with such purchase, Holdings extended Mr. Monter a recourse loan of $167,000, which matures in March 2002 (subject to prepayment in the event any shares are disposed of prior to such time) and bears interest at a rate of 7.03% per annum. The loan is secured by a pledge of the shares purchased.

     Mr. Jaffe is a Managing Director of DLJMB, Inc., the general partner of DLJMB. Pursuant to a shareholders agreement dated as of September 30, 1996, between DLJMB, Carlisle, Rust, the Company, Holdings and certain other individuals, Holdings' board consists of seven members, five of whom are nominated by DLJMB. In addition, the shareholders agreement provides for certain rights of first refusal in favor of DLJMB, certain rights and obligations on the part of shareholders to participate in transfers of shares by DLJMB and preemptive rights for DLJMB under certain circumstances. The shareholders agreement further provides that DLJMB has the right, subject to certain conditions, to request that Holdings register securities that they own under the Securities Act of 1933, as amended (the "Securities Act"), and to participate in other registrations of Holdings' and the Company's securities, in each case at Holdings' expense.

     In addition, the shareholders agreement provides for certain advisory relationships and the payment of management advisory fees. For five years after the date of the shareholders agreement, Donaldson, Lufkin & Jenrette Securities Corporation ("CSFB"), an affiliate of DLJMB, Inc., is engaged as the exclusive financial and investment banking advisor for Holdings, on customary terms. Pursuant to the shareholders agreement, DLJMB, Inc. receives an annual advisory fee of $250,000 from Holdings. CSFB received customary fees in connection with the underwriting, purchase and placement of the Senior Notes.

     DLJ Capital, the Syndication Agent and a lender under the Bank Facility is an affiliate of DLJMB. The proceeds from the sale of the Senior Notes were used to repay indebtedness under the Bank Facility, $1.6 million of which was owed to DLJ Capital on the date of the Senior Note offering. In connection with an amendment to the existing Bank Facility, the Company will pay customary fees to DLJ Capital, as the Syndication Agent and as a lender under the Bank Facility.

  Executive Compensation

     The following table sets forth the compensation earned by the Chief Executive Officer and the most highly paid executive officers for services rendered in 2000, 1999 and 1998:

  Summary Compensation Table

                                                                                         LONG-TERM
                                                 ANNUAL COMPENSATION                COMPENSATION AWARDS
                                          ----------------------------------    ----------------------------
                                                                                 SECURITIES
                                                                   OTHER         UNDERLYING      ALL OTHER
                                          SALARY      BONUS     COMPENSATION    OPTIONS/SARS    COMPENSATION
 NAME AND PRINCIPAL POSITION                ($)        ($)          ($)             (#)             ($)
 ---------------------------              ------      -----     ------------    ------------    ------------
John M. Monter,...............    2000    388,270    417,690       15,361             --           1,700(1)
Chief Executive Officer           1999    375,000    283,263       14,452             --           1,600(1)
                                  1998    350,000    365,000        8,723             --           1,800(1)
Ian R. Alexander,.............    2000    187,470    203,585           --             --           1,700(1)
Chief Financial Officer           1999    180,253    136,157           --             --           1,600(1)
Gerald B. Curran,(2)..........    1998     86,544     63,085      115,392             --           1,800(1)
Chief Financial Officer
Raymond L. Edwards,...........    2000    155,376    171,077           --             --           1,700(1)
Vice President, Administration    1999    149,406    112,856           --             --           1,600(1)
                                  1998    140,208    155,250           --          2,000           1,491(1)
Guy S. Huelat,................    2000    144,165    160,898           --             --           1,700(1)
Vice President, Resource          1999    133,494    102,172           --             --           1,600(1)
Management                        1998    124,617    138,000        2,469          2,000           1,186(1)
Scott M. Robinson,............    2000    153,608    174,837           --             --           1,700(1)
Vice President Operations --      1999    148,408     40,000        1,454             --           1,600(1)
Southwest Region                  1998    145,368    160,792       23,233             --           1,292(1)
David R. Cichy,...............    2000    145,018    160,889        6,300             --           1,700(1)
Vice President Operations --      1999    127,213    133,269        6,058             --           1,600(1)
Northern Region
Otto K. Knoll.................    1998    145,389    166,718        6,542          2,000           1,800(1)
Vice President Operations --
Western Region
James "Marty" McGee,..........    2000    147,014    136,241           --             --           1,700(1)
Vice President Operations --      1999    140,005    106,567           --             --           1,600(1)
Southeast Region                  1998    129,816    168,641           --          1,000           1,800(1)

-------------------------

(1) Represents the Company's matching 401(k) contributions.

(2) Mr. Curran resigned from his position as Chief Financial Officer, Vice President, Finance and Secretary on May 1, 1998. Mr. Curran's severance agreement included additional 1998 bonus payments of $32,946, one year at continued base salary of $150,000 and one year's continued coverage under the Company's medical and dental plan.

     The following table summarizes options exercised under the Restricted Stock Purchase Agreement and the value of options for applicable persons named in the Summary Compensation Table as of December 31, 2000.

                                                         RSO        RSO         RSO
                                                       GRANTED    VESTED     EXERCISED
                                                       -------    ------     ---------
John M. Monter.....................................    437,500    262,500     87,500
Raymond L. Edwards.................................     42,000     25,200      8,400
Guy S. Huelat......................................     42,000     25,200      8,400
Scott M. Robinson..................................     40,000     24,000      8,000
David R. Cichy.....................................     40,000     24,000      8,000
James "Marty" McGee................................     42,000     25,200      8,400

     For each one-year period ending on December 31, the annual vesting opportunity will be the achievement of the annual operating budget and/or financial targets as approved by the Board of Directors.

  Employment Agreement

     Mr. Monter entered into an employment agreement with the Company on June 1, 1999, pursuant to which he serves as President and Chief Executive Officer. The employment agreement was amended on June 30, 2000. The employment agreement terminates on March 31, 2004, and provides for an annual salary of not less than $390,000. Mr. Monter is also eligible for a bonus of up to 120% of his base salary. The Company is obligated to remit the first five annual scheduled payments of premiums in the amount of $200,000 each, on an insurance policy pursuant to a Split-Dollar agreement entered into between the Company and Mr. Monter. In the event the Company terminates Mr. Monter's employment without cause or he becomes disabled, he is entitled to his (i) base salary through the date of termination, earned bonus for prior fiscal year but not yet paid, and any unreimbursed business expenses; (ii) base salary through the last day of the 24th month following the date of termination ("the Severance Period"); (iii) continued coverage under the Company's welfare benefits for up to the end of the Severance Period or such time as Mr. Monter is eligible to receive comparable welfare benefits; and (iv) in the case of termination without cause, a bonus equal to $39,000 multiplied by the number of months remaining in the Severance Period. Any unvested stock options held by Mr. Monter shall vest upon a change in control of the Company. As a part of the employment agreement, Mr. Monter has entered into covenants prohibiting him from competing with the Company, working for any of the Company's competitors or using proprietary information for a twelve-month period following his departure from the Company.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

     All of the issued and outstanding common stock of the Company is held by Holdings (and pledged to secure the Bank Facility). The following table sets forth certain information with respect to the beneficial ownership of the common stock of Holdings as of December 31, 2000, by (i) each person or group known to the Company who beneficially owns more than five percent of the common stock of Holdings and (ii) all directors and executive officers of the Company as a group:

                                                       NUMBER OF
                                                       SHARES OF           PERCENTAGE
       NAME AND ADDRESS OF BENEFICIAL OWNER           COMMON STOCK          OF CLASS
       ------------------------------------           ------------         ----------
DLJ Merchant Banking Inc. and affiliates(1).......     8,762,500              60.7%
Rust Industrial Services, Inc.(2) ("RIS").........     2,487,500              17.2%
3003 Butterfield Road
Oakbrook, Illinois 60521
Carlisle-Brand Investors, L.P.(3).................     1,250,000(4)            8.7%
7777 Fay Avenue
La Jolla, California 92037
David L. Jaffe(5).................................            --                --
DLJ Merchant Banking Inc.
277 Park Avenue
New York, New York 10172
Karl R. Wyss(5)...................................            --                --
DLJ Merchant Banking Inc.
277 Park Avenue
New York, New York 10172
James S. Carlisle(6)..............................            --                --
Carlisle Enterprises LLC
7777 Fay Avenue
La Jolla, California 92037
All directors and officers as a group(5)(6).......     1,937,803(7)           13.4%

-------------------------
(1) Consists of shares held by DLJMB, DLJ Offshore Partners, C.V. ("Offshore"), DLJ Merchant Banking Funding, Inc. ("Funding") and DLJ International Partners, C.V. ("International"), each of which is affiliated with CSFB. See "Certain Relationships and Related Transactions." The address of each of DLJMB and Funding is 277 Park Avenue, New York, New York 10172. The address of each of Offshore and International is John B. Gorsivaweg, 6 Willemstad, Curacao, Netherlands Antilles. As a general partner of DLJMB, Offshore and International, DLJMB, Inc. may be deemed to beneficially own indirectly all of the shares held by DLJMB, Offshore and International, and as the parent of each of DLJMB, Inc. and Funding, Donaldson, Lufkin & Jenrette, Inc. may be deemed to beneficially own indirectly all of the shares held by DLJMB, Offshore, International and Funding.

(2) RIS is a wholly owned subsidiary of Rust International, which is majority owned by WMIS. As a result, WMIS and Rust International may be deemed to beneficially own all of the shares held by RIS. The address for each of WMIS and Rust International is 1001 Fannin, Houston, Texas 77002.

(3) As the general partner of Carlisle, Carlisle Group, L.P. ("Carlisle Group") may be deemed to beneficially own indirectly all of the shares held by Carlisle. As the general partner of Carlisle Group, Carlisle Enterprises, LLC may be deemed to beneficially own indirectly all of the shares held by Carlisle. The address of Carlisle Group and Carlisle Enterprises, LLC is 7777 Fay Avenue, La Jolla, California 92037.

(4) Does not include (i) 47,500 shares issuable upon the exercise of currently exercisable options held by Carlisle Group and (ii) up to 871,250 shares issuable upon exercise of options held by Carlisle Group. These options are not currently exercisable and will not be exercisable within 60 days of the date of this prospectus.

(5) Mr. Jaffe is an officer of DLJMB, Inc., an affiliate of DLJMB and CSFB. Share data shown for Mr. Jaffe excludes shares shown as held by DLJMB and related investors, as to which Mr. Jaffe disclaims beneficial ownership.

(6) Mr. Carlisle is a managing partner of Carlisle Enterprises LLC, the sole general partner of Carlisle. Share data shown for Mr. Carlisle excludes shares shown as held by Carlisle, as to which Mr. Carlisle disclaims beneficial ownership.

(7) Does not include shares which may be purchased upon exercise of Director Options or options awarded pursuant to the Company's employee benefit plans, none of which are vested or will be exercisable within 60 days of the date of the prospectus.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to the shareholders agreement dated as of September 30, 1996, between DLJMB, Carlisle, Rust, the Company, Holdings and certain other individuals, Holdings' board consists of seven members: five nominated by DLJMB, one nominated by Carlisle and one nominated by RIS. The shareholders agreement also provides for certain restrictions on transfers of Holdings' common stock. In addition, the shareholders agreement provides for certain rights of first refusal in favor of DLJMB, certain rights and obligations on the part of shareholders to participate in transfers of shares by DLJMB and preemptive rights for DLJMB, Carlisle and Rust Industrial under certain circumstances. The shareholders agreement further provides that DLJMB, Carlisle and Rust Industrial each have the right, subject to certain conditions, to request that Holdings register securities that they own under the Securities Act and to participate in other registrations of Holdings' and the Company's securities, in each case at Holdings' expense.

     The shareholders agreement provides for certain advisory relationships and the payment of management advisory fees. For five years after the date of the agreement, CSFB is engaged as the exclusive financial and investment banking advisor for Holdings, on customary terms. Pursuant to the shareholders agreement, DLJMB, Inc., the sole general partner of DLJMB, and Carlisle Group, the sole general partner of Carlisle, each receive an annual advisory fee of $250 from Holdings. CSFB received customary fees in connection with the underwriting, purchase and placement of the Senior Notes.

     Holdings has entered into a stock option agreement with Carlisle Group. The stock option agreement gives Carlisle Group the right to acquire up to 918,750 shares of the common stock of Holdings for $1.00 per share. The exact number of shares that may be acquired pursuant to the stock option agreement depends upon Holdings' financial performance, equity financings by Holdings and other factors. Carlisle Group's rights under the stock option agreement vest progressively throughout the term of the agreement. The stock option agreement will terminate on or, under certain circumstances, before September 30, 2006.

     DLJ Capital, the Syndication Agent and a lender under the Bank Facility, is an affiliate of DLJMB and CSFB. The proceeds from the sale of the Senior Notes were used to repay indebtedness under the Bank Facility, $1.6 million of which was owed to DLJ Capital. In connection with an amendment to the existing Bank Facility, the Company paid customary fees to DLJ Capital, as the Syndication Agent and as a lender under the Bank Facility.

     In connection with the Acquisition, WMIS and the Company entered into a transition services agreement. The Company provides computer support to WMIS, and received payments of $900, $900 and $750 in 2000, 1999 and 1998, respectively.

     In March 1997, certain officers and employees of the Company purchased a total of 878,364 newly-issued shares of Holdings' common stock for $1.00 per share and 42,832 shares of preferred stock for $25.00 per share. In connection with such purchases, Holdings extended recourse loans to executive officers in the aggregate amount of $341. In July 1999, Holdings extended recourse loans to the members of the Brand Advisory Team in the amount of $515, and received cash in the amount of $129, both of which were used as consideration for the exercise of certain stock options of Holdings' common stock. The 1997 and 1999 recourse loans earn interest at 7.03% and 5.22%, respectively, and mature in 2002 and 2006, respectively. These notes are secured by 643,500 shares owned by such officers and employees.

     In June 2000, in consideration for the purchase of stock under the Brand 2000 Incentive Stock Plan, Holdings extended loans to the members of the Brand Advisory Team in the amount of $295 and received cash in the amount of $136. The notes earn interest at 6.40% and mature in 2005. They are secured by 194,000 shares owned by the members of the Brand Advisory Team.

                         INDEX TO FINANCIAL STATEMENTS

Brand Services, Inc. and Subsidiaries:
  Report of Independent Public Accountants..................    A-22
  Consolidated Statements of Operations for the years ended
     December 31, 2000, 1999, and 1998......................    A-23
  Consolidated Balance Sheets as of December 31, 2000 and
     1999...................................................    A-24
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2000, 1999, and 1998......................    A-25
  Consolidated Statements of Stockholder's Equity (Deficit)
     for the years ended December 31, 2000, 1999, and
     1998...................................................    A-26
  Notes to Consolidated Financial Statements................    A-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Brand Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Brand Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brand Services, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.
/s/ ARTHUR ANDERSEN LLP
St. Louis, Missouri
March 2, 2001

                     BRAND SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  2000        1999        1998
                                                                  ----        ----        ----
Revenue.....................................................    $264,066    $218,916    $205,304
Operating expenses..........................................     203,689     171,630     157,673
                                                                --------    --------    --------
     Gross profit...........................................      60,377      47,286      47,631
Selling and administrative expenses.........................      39,242      31,550      29,568
                                                                --------    --------    --------
     Operating income.......................................      21,135      15,736      18,063
Interest expense............................................      20,414      17,758      17,728
Interest income.............................................         (95)       (159)       (249)
                                                                --------    --------    --------
     Income (loss) before provision for income tax..........         816      (1,863)        584
Provision for income tax....................................          --          --          --
                                                                --------    --------    --------
     Income (loss) before extraordinary loss................         816      (1,863)        584
Extraordinary loss on debt extinguishment...................          --          --       4,329
                                                                --------    --------    --------
  Net income (loss).........................................         816      (1,863)     (3,745)
Less -- Accretion of preferred stock dividends..............      (6,338)     (5,497)     (4,767)
                                                                --------    --------    --------
  Net loss applicable to common stock.......................    $ (5,522)   $ (7,360)   $ (8,512)
                                                                ========    ========    ========

        The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

                     BRAND SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            1999
                                                              ------------    ------------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  3,139        $    244
  Trade accounts receivable, net of allowance for doubtful
     accounts of $913 in 2000, and $770 in 1999.............      46,016          37,346
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................       3,218           1,786
  Notes receivable, current portion.........................         218             194
  Other current assets......................................       7,554           3,225
                                                                --------        --------
       Total current assets.................................      60,145          42,795
                                                                --------        --------
PROPERTY AND EQUIPMENT:
  Land......................................................       1,716           1,652
  Buildings.................................................       3,227           2,829
  Vehicles and other equipment..............................      33,076          17,634
  Scaffolding equipment.....................................     201,825         184,152
  Leasehold improvements....................................         893             704
                                                                --------        --------
       Total property and equipment, at cost................     240,737         206,971
  Less- Accumulated depreciation and amortization...........      65,170          45,118
                                                                --------        --------
       Total property and equipment, net....................     175,567         161,853
                                                                --------        --------
OTHER ASSETS................................................      10,537           6,224
                                                                --------        --------
       Total assets.........................................    $246,249        $210,872
                                                                ========        ========
       LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Revolving loan............................................    $  4,125        $  3,960
  Current maturities of long-term debt......................       8,800           6,000
  Notes payable and capital lease obligations, current
     portion................................................       1,145             903
  Accounts payable and accrued expenses.....................      34,473          25,648
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..................................       1,845             731
                                                                --------        --------
       Total current liabilities............................      50,388          37,242
                                                                --------        --------
LONG-TERM DEBT..............................................     168,525         147,500
                                                                --------        --------
NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS.................       5,131           3,499
                                                                --------        --------
DEFERRED INCOME TAXES.......................................       1,662           2,195
                                                                --------        --------
14.5% SENIOR EXCHANGEABLE PREFERRED STOCK, $0.01 par value,
  1,250,000 shares authorized, 1,042,460 issued and
  outstanding...............................................      47,742          41,404
                                                                --------        --------
STOCKHOLDER'S EQUITY (DEFICIT):
  Common stock, $0.01 par value, 100 shares authorized,
     issued and outstanding.................................          --              --
  Paid-in capital...........................................      19,723          19,369
  Receivables from sale of Holdings' common stock...........      (1,097)           (822)
  Predecessor basis adjustment..............................     (13,038)        (13,038)
  Cumulative translation adjustment.........................      (1,639)           (851)
  Accumulated deficit.......................................     (31,148)        (25,626)
                                                                --------        --------
       Total stockholder's deficit..........................     (27,199)        (20,968)
                                                                --------        --------
       Total liabilities and stockholder's deficit..........    $246,249        $210,872
                                                                ========        ========

The accompanying notes to the consolidated financial statements are an integral part of these consolidated balance sheets.

                     BRAND SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     YEAR ENDED DECEMBER 31,
                                                                ---------------------------------
                                                                  2000        1999        1998
                                                                  ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................    $    816    $ (1,863)   $  (3,745)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities --
       Deferred income tax provision (benefit)..............        (339)         29          (42)
       Depreciation and amortization........................      25,964      24,491       17,234
       Extraordinary loss on debt extinguishment............          --          --        4,329
       Changes in operating assets and liabilities --
         Trade accounts receivable, net.....................      (8,134)     (5,861)      (7,813)
         Costs and estimated earnings in excess of billings
           on uncompleted contracts.........................      (1,432)        270           89
         Notes receivable...................................         190         220          253
         Other current assets...............................      (4,110)        (33)        (818)
         Scaffolding equipment..............................       4,827       4,140        4,264
         Accounts payable and accrued expenses..............       8,230       2,194        7,940
         Billings in excess of costs and estimated earnings
           on uncompleted contracts.........................       1,114         (69)          54
       Other................................................      (4,003)     (2,370)       5,008
                                                                --------    --------    ---------
              Net cash provided by operating activities.....      23,123      21,148       26,753
                                                                --------    --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................     (32,234)    (23,452)     (25,519)
  Receipts on note receivable from WMIS.....................          --       2,175        2,700
  Proceeds from sales of property and equipment other than
    scaffolding.............................................          43          55           43
  Payments for acquisitions.................................     (10,955)     (1,875)      (2,100)
                                                                --------    --------    ---------
              Net cash used for investing activities........     (43,146)    (23,097)     (24,876)
                                                                --------    --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt..............................      30,000          --      130,000
  Payments of long-term debt................................      (6,175)     (5,000)    (121,250)
  Borrowings (payments) of revolving loans..................         165       3,960       (4,500)
  Payments on notes payable and capital lease obligations...      (1,426)       (605)        (438)
  Debt issuance financing costs.............................          --          --       (4,829)
  Capital contribution from Holdings........................         354         713           48
                                                                --------    --------    ---------
              Net cash provided by (used for) financing
                activities..................................      22,918        (932)        (969)
                                                                --------    --------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............    $  2,895    $ (2,881)   $     908
CASH AND CASH EQUIVALENTS, beginning of period..............         244       3,125        2,217
                                                                --------    --------    ---------
CASH AND CASH EQUIVALENTS, end of period....................       3,139    $    244    $   3,125
                                                                ========    ========    =========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Interest paid.............................................    $ 17,904    $ 16,008    $  11,469
  Income taxes paid.........................................          --          --           --
NONCASH TRANSACTIONS:
  Paid in-kind accretion of preferred stock dividends.......    $  6,338    $  5,497    $   4,767
  Notes payable, issued in connection with acquisitions.....       3,300         200          700
  Purchase of equipment with capital lease..................         289          --        4,400

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

                     BRAND SERVICES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                 RECEIVABLES
                                                                 FROM SALE OF
                                   COMMON STOCK     ADDITIONAL    HOLDING'S     PREDECESSOR                 CUMULATIVE
                                 ----------------    PAID IN        COMMON         BASIS      ACCUMULATED   TRANSLATION
                                 SHARES   DOLLARS    CAPITAL        STOCK       ADJUSTMENT      DEFICIT     ADJUSTMENT     TOTAL
                                 ------   -------   ----------   ------------   -----------   -----------   -----------    -----
Balance, December 31, 1997....    100       $--      $18,477       $  (336)      $(13,038)     $ (9,754)      $  (525)    $ (5,176)
Comprehensive loss
  Net loss....................     --        --           --            --             --        (3,745)           --       (3,745)
  Translation adjustment......     --        --           --            --             --            --          (843)        (843)
Comprehensive loss............
Capital contribution from DLJ
  Brand Holdings, Inc.........     --        --           48            --             --            --            --           48
Paid-in-kind accretion of
  preferred dividends.........     --        --           --            --             --        (4,767)           --       (4,767)
                                  ---       ---      -------       -------       --------      --------       -------     --------
Balance, December 31, 1998....    100       $--      $18,525       $  (336)      $(13,038)     $(18,266)      $(1,368)    $(14,483)
                                  ===       ===      =======       =======       ========      ========       =======     ========

Balance, December 31, 1998....    100       $--      $18,525       $  (336)      $(13,038)     $(18,266)      $(1,368)    $(14,483)
Comprehensive loss
  Net loss....................     --        --           --            --             --        (1,863)           --       (1,863)
  Translation adjustment......     --        --           --            --             --            --           517          517
Comprehensive loss............
Paid-in-capital from exercise
  of stock options............     --        --          131            --             --            --            --          131
Issuance of promissory notes
  from officers and
  employees...................     --        --           --          (486)            --            --            --         (486)
Capital contribution from DLJ
  Brand Holdings, Inc.........     --        --          713            --             --            --            --          713
Paid-in-kind accretion of
  preferred dividends.........     --        --           --            --             --        (5,497)           --       (5,497)
                                  ---       ---      -------       -------       --------      --------       -------     --------
Balance, December 31, 1999....    100       $--      $19,369       $  (822)      $(13,038)     $(25,626)      $  (851)    $(20,968)
                                  ===       ===      =======       =======       ========      ========       =======     ========

Balance, December 31, 1999....    100       $--      $19,369       $  (822)      $(13,038)     $(25,626)      $  (851)    $(20,968)
Comprehensive income
  Net income..................     --        --           --            --             --           816            --          816
  Translation adjustment......     --        --           --            --             --            --          (788)        (788)
Comprehensive income..........
Issuance of promissory notes
  from officers and
  employees...................     --        --           --          (275)            --            --            --         (275)
Capital contribution from DLJ
  Brand Holdings, Inc.........     --        --          354            --             --            --            --          354
Paid-in-kind accretion of
  preferred dividends.........     --        --           --            --             --        (6,338)           --       (6,338)
                                  ---       ---      -------       -------       --------      --------       -------     --------
Balance, December 31, 2000....    100       $--      $19,723       $(1,097)      $(13,038)     $(31,148)      $(1,639)    $(27,199)
                                  ===       ===      =======       =======       ========      ========       =======     ========


                                COMPREHENSIVE
                                   INCOME
                                   (LOSS)
                                -------------
Balance, December 31, 1997....
Comprehensive loss
  Net loss....................     $(3,745)
  Translation adjustment......        (843)
                                   -------
Comprehensive loss............     $(4,588)
                                   =======
Capital contribution from DLJ
  Brand Holdings, Inc.........
Paid-in-kind accretion of
  preferred dividends.........
Balance, December 31, 1998....
Balance, December 31, 1998....
Comprehensive loss
  Net loss....................     $(1,863)
  Translation adjustment......         517
                                   -------
Comprehensive loss............     $(1,346)
                                   =======
Paid-in-capital from exercise
  of stock options............
Issuance of promissory notes
  from officers and
  employees...................
Capital contribution from DLJ
  Brand Holdings, Inc.........
Paid-in-kind accretion of
  preferred dividends.........
Balance, December 31, 1999....
Balance, December 31, 1999....
Comprehensive income
  Net income..................     $   816
  Translation adjustment......        (788)
                                   -------
Comprehensive income..........     $    28
                                   =======
Issuance of promissory notes
  from officers and
  employees...................
Capital contribution from DLJ
  Brand Holdings, Inc.........
Paid-in-kind accretion of
  preferred dividends.........
Balance, December 31, 2000....

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

                     BRAND SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS EXCEPT SHARE DATA)

1. ORGANIZATION AND BUSINESS:

     Brand Services, Inc. (a Delaware corporation) and its subsidiaries (the "Company" or "Brand") are 100% owned by DLJ Brand Holdings, Inc. ("Holdings"). Holdings is owned 60.7% by Credit Suisse First Boston (USA) Inc. ("CSFB"), 8.7% by Carlisle Enterprises, L.P. ("Carlisle"), 17.2% by Rust International Inc. ("Rust International") through its wholly owned subsidiary, Rust Industrial Services Inc. ("RIS"), and 13.4% by the directors, officers and employees of the Company. Rust International is a subsidiary of Waste Management Industrial Services, Inc. ("WMIS").

     On September 30, 1996, Brand, a newly formed entity created by the merchant banking group of Donaldson, Lufkin and Jenrette, Inc. ("DLJ"), purchased the assets of Rust Scaffold Services, Inc. and its subsidiaries, which were direct and indirect subsidiaries of Rust International ("the Acquisition"). The Acquisition was financed by $190.0 million in debt and accounted for under the purchase method of accounting.

     In September 1999, with unanimous consent of the Board of Directors, the name of the corporation and the Certificate of Incorporation were changed from Brand Scaffold Services, Inc. to Brand Services, Inc., effective January 1, 2000.

     The Company operates in one segment and provides scaffolding services primarily to refining, chemical, petrochemical, utility and pulp and paper industries, and to a lesser extent general commercial clients. Scaffolding services are typically provided in connection with periodic, routine cleaning and maintenance of refineries, chemical plants and utilities, as well as for new construction projects. The Company provides personnel to erect and dismantle scaffolding structures, transport scaffolding to project sites and supervise and manage such activities. In addition, the Company rents and occasionally sells scaffolding that is classified as property and equipment on the consolidated balance sheets. The Company maintains a substantial inventory of scaffolding in the United States and Canada.

     The Company's services are not rendered to or dependent on any single customer within the industrial or commercial markets and, therefore, the Company does not believe that a material concentration of credit risk exists, except that one customer accounted for 13%, 13%, and 15% of revenue for the years ended December 31, 2000, 1999, and 1998, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The accompanying financial statements are prepared on a consolidated basis and include those assets, liabilities, revenues and expenses directly attributable to the operations of the Company. All significant intercompany balances and transactions have been eliminated.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     The Company recognizes contract revenue using the percentage-of-completion method, with losses recognized in full when identified. Changes in project performance and conditions, estimated profitability and final contract settlements may result in future revisions to costs and income. Substantially all of the

Company's contracts are completed in less than six months. Other revenues are recognized when the services are performed.

  Rental and Sales of Scaffolding

     For the years ended December 31, 2000, 1999 and 1998, revenues from the rental of scaffolding were $67,060, $54,653, and $50,137, respectively.

     The Company periodically sells scaffolding to third parties, primarily to its rental customers. The Company recognizes revenue for the proceeds of such sales and records as operating expense, the net book value of the scaffolding. Net book value is determined, assuming the oldest scaffolding is sold first, as the Company maintains inventory records on a group basis. Revenues and gross profit from sales of scaffolding were $7,115 and $2,288, respectively, for the year ended December 31, 2000, $5,731 and $1,591, respectively, for the year ended December 31, 1999, and $5,757 and $1,493, respectively, for the year ended December 31, 1998.

  Cash and Cash Equivalents

     The Company considers all short-term deposits purchased with original maturities of three months or less to be cash equivalents.

  Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

     Costs and estimated earnings in excess of billings represent work performed which either due to contract stipulations or lacking contractual documentation needed, could not be billed. Substantially, all unbilled amounts are expected to be billed and collected within one year.

  Property and Equipment

     Property and equipment (including major repairs and improvements that extend the useful life of the asset) are capitalized and stated at cost. Ordinary maintenance and repairs of equipment are charged to expense. The cost of property and equipment is depreciated over the estimated useful lives on the straight-line method as follows:

Buildings.............................    10 to 30 years
Vehicles and other equipment..........    3 to 8 years
Scaffolding equipment.................    2 to 20 years
Leasehold improvements................    Life of the applicable lease or life
                                          of the improvement, whichever is
                                          shorter

     For the years ended December 31, 2000, 1999, and 1998, depreciation expense was $24,502, $23,488, and $16,449, respectively.

  Deferred Financing Costs

     The Company deferred financing costs of $6.6 million in connection with the Acquisition. In 1998, the Company recorded an extraordinary loss of $4.3 million to write off all but $1.4 million of these deferred financing costs. These remaining deferred financing costs are being amortized over 10 years. In connection with the February 1998 issuance of 10 1/4% Senior Notes, ("Senior Notes") the Company incurred financing fees and expenses of $5.0 million, which were deferred and are being amortized over 10 years. For the years ended December 31, 2000, 1999, and 1998, amortization expense related to deferred financing costs was $731, $722, and $725, respectively. Accumulated amortization related to the deferred financing costs associated with the Senior Notes was $2,387 and $1,656 as of December 31, 2000 and 1999, respectively.

  Derivative Financial Instruments

     The Company had used an interest rate collar to hedge its exposure to interest rate fluctuations. The collar had the effect of establishing a maximum and a minimum interest rate on a portion of the Company's underlying variable rate debt obligations. The maximum and minimum interest rates associated with the interest rate collar were 8.50% and 5.69%, respectively. In 1998, the Company recorded an expense of $599 related to this interest rate collar. The interest rate collar expired on March 31, 2000 and no other hedge agreements have been entered into since that time.

  Asset Impairment

     If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

  Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts

     Billings in excess of costs and estimated earnings on uncompleted contracts represent amounts collected from customers at a faster rate than the work is performed on these contracts. Substantially all of the costs related to these amounts will be incurred within one year.

  Foreign Operations

     The assets and liabilities of the Company's wholly owned foreign subsidiary, Brand Scaffold Services of Canada, Inc., are translated at the rates of exchange in effect on the balance sheet date while income statement accounts are translated at the average exchange rate in effect during the period. The resulting translation adjustments are charged or credited to the cumulative translation adjustment account included in stockholder's equity (deficit). Revenue from the Canadian operation and scaffolding equipment in Canada are less than 10% of the consolidated totals for the Company.

3. NOTES RECEIVABLE:

     Notes receivable result from scaffolding sales. As of December 31, 2000 and 1999, $481 and $671, respectively, of such notes maturing in two to four years were outstanding with interest rates ranging from 8.5% to 9.0%, and 8.5% to 9.0%, respectively.

4. OTHER ASSETS:

     Other assets consists of the following at December 31:

                                                                 2000       1999
                                                                 ----       ----
Deferred financing costs, net...............................    $ 4,048    $4,779
Notes receivable, net of current portion....................        263       477
Goodwill, net of accumulated amortization of $626 in 2000,
  and $84 in 1999...........................................      5,716       276
Non-compete agreement.......................................        510       692
                                                                -------    ------
                                                                $10,537    $6,224
                                                                =======    ======

     Goodwill is amortized using the straight-line method over five years. Amortization expense related to goodwill was $542, $96 and $12 for the years ended December 31, 2000, 1999 and 1998, respectively. Amortization expense related to the non-compete agreement was $182, $185 and $48 for the years ended December 31, 2000, 1999 and 1998, respectively.

5. INCOME TAXES:

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income taxes are not provided on undistributed earnings of the Company's foreign subsidiary because those earnings are considered to be permanently invested. If the reinvested earnings were to be remitted, the U.S. income taxes under current law would be immaterial.

     For the years ended December 31, 2000, 1999, and 1998, such provision consisted of a deferred domestic tax (benefit) of ($666), ($29), and ($238), current foreign tax expense (benefit) of $339, ($29), and $42, and deferred foreign tax expense of $327, $58, and $196, respectively.

     The reconciliation of the statutory federal income tax expense (benefit) on the Company's pretax income (loss) to the actual provision for income taxes for the years ended December 31, 2000, 1999, and 1998 are as follows:

                                                           2000    1999      1998
                                                           ----    ----      ----
Statutory federal income taxes.........................    $278    $(633)   $(1,333)
State and local taxes, net of federal..................     (33)     (95)      (251)
Foreign taxes..........................................     151        7         54
Valuation allowance....................................    (541)     604      1,240
Other..................................................     145      117        290
                                                           ----    -----    -------
     Provision for income tax..........................    $ --    $  --    $    --
                                                           ====    =====    =======

     The components of the net deferred income tax liability as of December 31, 2000, and 1999, are as follows:

                                                               2000        1999
                                                               ----        ----
Deferred tax assets:
  Accrued liabilities....................................    $  4,271    $  3,567
  Property and equipment.................................       1,791       2,638
  Net operating loss carryforward........................      38,569      35,491
  Valuation allowance....................................      (8,726)     (9,267)
                                                             --------    --------
       Deferred tax assets...............................      35,905      32,429
                                                             --------    --------
Deferred tax liabilities:
  Property and equipment.................................     (37,567)    (34,624)
                                                             --------    --------
       Deferred tax liabilities..........................     (37,567)    (34,624)
                                                             --------    --------
Deferred income tax liability............................    $ (1,662)   $ (2,195)
                                                             ========    ========

     The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2000, the valuation allowance of $8,726 was recorded, which decreased $541 for the year ended December 31, 2000. As of December 31, 1999, a valuation allowance of $9,267 was recorded, which increased $604 for the year ended December 31, 1999.

     At December 31, 2000, the Company had net operating loss carryforwards, for federal income tax purposes, of $96,425 which expire in various years between 2011 and 2020.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     The major components of accounts payable and accrued expenses as of December 31, 2000 and 1999, are as follows:

                                                               2000        1999
                                                               ----        ----
Accounts payable.........................................    $  6,732    $  3,896
Payroll and related accruals.............................       9,776       6,137
Workers compensation and health benefit liabilities......      10,675       8,947
Accrued interest.........................................       5,143       5,230
Other....................................................       2,147       1,438
                                                             --------    --------
                                                             $ 34,473    $ 25,648
                                                             ========    ========

7. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS:

     Notes payable and capital lease obligations as of December 31, 2000 and 1999, are as follows:

                                                               2000        1999
                                                               ----        ----
Notes payable............................................       3,607    $    935
Capital lease obligations................................       2,669       3,467
                                                             --------    --------
                                                                6,276       4,402
Less- Current portion....................................       1,145         903
                                                             --------    --------
                                                             $  5,131    $  3,499
                                                             ========    ========

     Notes payable consist of several promissory notes with interest rates of 8.5%. Future principal payments total $1,014 for 2001, $814 for 2002, $789 for 2003, $660 for 2004 and $330 for 2005.

8. DEBT AND BORROWING ARRANGEMENTS:

     At December 31, 2000 and 1999, long-term debt consisted of the following:

                                                               2000        1999
                                                               ----        ----
Term loans...............................................    $ 51,450    $ 27,460
Senior Notes.............................................     130,000     130,000
                                                             --------    --------
                                                              181,450     157,460
Less- Current portion....................................      12,925       9,960
                                                             --------    --------
  Long-term debt.........................................    $168,525    $147,500
                                                             ========    ========

     In 1996, in connection with the Acquisition, the Company entered into a Credit Agreement ("Credit Agreement") which provided for Term Loan Commitments, including Revolving Loans, ("Term Loans") under Senior Secured Credit facilities totaling $160.0 million, and a Revolving Loan Commitment totaling $30.0 million. In February 1998, the Company issued $130.0 million of Senior Notes due February 2008. The offering was underwritten by DLJ. The proceeds of this offering were used to repay $120.0 million of the Term Loans outstanding under the Credit Agreement. In addition, in February 1998, the Company amended the Credit Agreement to reduce the total facility to $60.0 million. In March 2000, the Company also secured a $30.0 million Term B Loan commitment to enable the Company to make further acquisitions. This amendment included revisions to certain covenant requirements. As of December 31, 2000, the Company had borrowed $30.0 million under the Term B loan commitment. In connection with the Credit Agreement, the Company incurred administrative and commitment fees, included in interest expense, of $154, $183, and $208 for the years ended December 31, 2000, 1999, and 1998, respectively.

     Maturities of debt as of December 31, 2000, are as follows:

                            YEAR
                            ----
2001........................................................    $ 12,925
2002........................................................       9,300
2003........................................................      29,225
2004........................................................          --
2005........................................................          --
Thereafter..................................................     130,000
                                                                --------
                                                                $181,450
                                                                ========

     Interest rates are determinable under the Credit Agreement based upon certain market "Base Rates" or LIBOR, plus an "Applicable Margin" between 1.75% to 3.50%. The Applicable Margins for Tranche B and Tranche C loans are fixed while those for Tranche A loans ($17,500, $23,500, and $28,500, as of December 31, 2000, 1999, and 1998, respectively), vary, based generally on earnings performance. The average interest rate under Term Loans in effect during the years ended December 31, 2000, 1999, and 1998 was 10.20%, 9.87%, and 9.80%,
respectively. The interest rate at December 31, 2000 was 11.25%. Interest expense on the Term Loans and the Senior Notes for the years ended December 31, 2000, 1999, and 1998 was $16,691, $15,499, and $17,060, respectively.

     Revolving loan commitments equal an amount based upon an eligible borrowing base, as defined, with a maximum available limit of $30.0 million. The loan expires September 30, 2002, and interest rates are based on certain market "Base Rates" or LIBOR plus a margin of between 1.75% and 3.50% (generally based on earnings performance). At December 31, 2000 and 1999, the available borrowing base (which is net of outstanding borrowings) was $12,345 and $12,654, respectively. As of December 31, 2000 and 1999, amounts borrowed under the revolving loan were $4,125 and $3,960, respectively. Interest expense on the revolving loan for the years ended December 31, 2000, 1999 and 1998 was $1,213, $509 and $100, respectively.

     Substantially all assets of the Company are pledged as collateral for the Credit Agreement. In addition, the Company is required to comply with various affirmative and negative covenants in the Credit Agreement, including financial covenants requiring certain levels of net worth to be maintained and the achievement of certain financial ratios. The Company was in compliance with the various affirmative and negative covenants at December 31, 2000.

     As part of the Acquisition, the Company issued a Subordinated Note ("Subordinated Note") to Rust International totaling $14.5 million due 2008. The Subordinated Note was recorded at its fair value of $4.8 million, assuming an effective interest rate of 18.00% per annum. On September 30, 1996, Holdings assumed all obligations under the Subordinated Note by making a capital contribution to the Company of $4.8 million, which is included in paid-in capital of the Company. Because Holdings has no revenue generating activities, other than its ownership of the Company, it is likely that the Company's cash flows will service all or part of Holding's obligation under the Subordinated Note. Subject to certain conditions, Holdings has the option of paying interest, calculated annually, through the issuance of additional subordinated notes in lieu of cash. Additionally, based on Holdings' financial performance, the Subordinated Note's interest and principal payments may be delayed or accelerated. The fair market value of the Subordinated Note is approximately $3.2 million and $6.2 million as of December 31, 2000 and 1999, respectively. No principal or interest cash payments were made during 2000 or 1999.

9. LEASE OBLIGATIONS:

     The Company leases a portion of its operating and office facilities under operating leases. For the years ended December 31, 2000, 1999 and 1998, rent expense was $2,564, $1,735, and $1,538, respectively. The Company leases certain scaffolding equipment under capital leases. The net book value of the scaffolding equipment under capital lease was $2,746 and $3,398, as of December 31, 2000 and 1999, respectively.

     The future minimum lease payments under noncancelable leases as of December 31, 2000, are as follows:

                                                                CAPITAL    OPERATING
                            YEAR                                LEASES      LEASES
                            ----                                -------    ---------
2001........................................................    $1,069      $2,623
2002........................................................     1,069       2,149
2003........................................................       858       1,498
2004........................................................        --       1,067
2005........................................................        --         832
Thereafter..................................................        --       1,190
                                                                ------      ------
Total minimum lease payments................................    $2,996      $9,359
                                                                            ======
Less -- Imputed interest component..........................       327
                                                                ------
Present value of net minimum lease payments.................    $2,669
                                                                ======

10. COMMITMENTS AND CONTINGENCIES:

     In the ordinary course of conducting its business, the Company becomes involved in various pending claims and lawsuits. These primarily relate to employee matters. The outcome of these matters is not presently determinable, however, in the opinion of management, based on the advice of legal counsel, the resolution of these matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

     The Company has available Letter of Credit Commitments in an amount not to exceed $15.0 million, of which $13.5 million, $9.5 million, and $8.0 million was outstanding with a bank at December 31, 2000, 1999 and 1998, respectively. For the years ended December 31, 2000, 1999 and 1998, the Company paid fees related to such commitments (included in interest expense) of $315, $285, and $216, respectively.

11. SENIOR EXCHANGEABLE PREFERRED STOCK:

     The Company has authorized 1,250,000 shares and has issued and outstanding 1,042,460 of Senior Exchangeable Preferred Stock (the "Senior Preferred Stock"). The Senior Preferred Stock is mandatorily redeemable on March 31, 2008, at a redemption price equal to aggregate liquidation value plus unpaid dividends. The liquidation value of each share of Senior Preferred Stock is $25.00 at issuance. Dividends are calculated quarterly on the liquidation value of such shares at 14.5% annually. For the five-year period ended September 30, 2001, such dividends accrete on a compounded basis and increase the liquidation value. For the years ended December 31, 2000, 1999, and 1998, dividends of $6,338, $5,497, and $4,767, respectively, were accreted. As a result, the loss attributable to common stockholders for the years ended December 31, 2000, 1999, and 1998, was $5,522, $7,360 and $8,512, respectively.

     The Senior Preferred Stock carries no voting rights, but its holders have certain defined rights upon certain events occurring. In the event of a change in control of the Company, each holder of Senior Preferred Stock will have the right to require the Company to repurchase its shares at 101% of the liquidation value. The Company may redeem the Senior Preferred Stock at certain premiums to the liquidation value at any time after September 30, 2001. Additionally, at the option of the Company, the Senior Preferred Stock is exchangeable into 14.5% Subordinated Exchange Debentures due 2008.

12. STOCKHOLDER'S EQUITY (DEFICIT):

     The Company has authorized, issued and outstanding 100 shares of $.01 par value common stock. All of the common stock of the Company is owned by Holdings.

13. PARENT COMPANY TRANSACTIONS:

     Holdings has authorized 15,000,000 shares and issued and outstanding 14,437,803 shares of $.01 par value common stock.

     As part of the Acquisition, on September 30, 1996, Holdings and Carlisle agreed upon a grant of options to Carlisle ("Carlisle Options") to acquire 918,750 shares of Holdings' common stock. The Carlisle Options fall into three categories, each with different vesting terms: time based, performance based, and path dependent (for which vesting is contingent upon certain measurements of the value of the Company). Substantially all of the value of the Carlisle Options was considered a cost of the Acquisition and pushed down to the Company's financial statements.

     In 2000, 1999, and 1998, Holdings made capital contributions to the Company of $354, $713 and $48, respectively, representing cash and notes received by the Company from the sale of Holdings' common stock to certain directors, officers and employees of the Company. At December 31, 2000 and 1999, certain officers and employees of the Company have outstanding promissory recourse notes in the aggregate amount of $1,097 and $822, respectively, which were issued to the Company as consideration for a portion of the above Holdings' common stock. These notes earn interest at a rate between 5.22% and 7.03% and mature between 2002 and 2006. As of December 31, 2000 and 1999, these notes are secured by 837,500 and 643,500 shares owned by such officers and employees, respectively.

     In 1997, the Board of Directors of Holdings approved a stock option plan ("the Plan") for key employees of the Company. During 1998 and 1997, Holdings granted certain employees options to acquire 109,000 and 963,500 shares of Holding's common stock, respectively. These options were granted with an exercise price of $1.00 per share, which management believes approximated the fair value of Holdings' common stock at the date of grant. During 2000, Holdings granted certain members of the Board of Directors options to acquire 25,000 shares of Holdings common stock. The options vest over a maximum of ten years and a minimum of five years provided certain performance criteria are met. Unvested options are subject to forfeiture, upon employee termination, as defined in the Plan. Additionally, any shares acquired upon exercise are subject to repurchase rights of the Company upon termination of employment, as defined in the Plan. Upon a change of control, as defined in the Plan, all unvested options will vest. The weighted average exercise price for the options outstanding in 2000, 1999, and 1998 is $1.03, $1.00 and $1.00, respectively.

     Stock option transactions under the Plan for 2000, 1999, and 1998 are summarized below:

                                                     2000         1999         1998
                                                   NUMBER OF    NUMBER OF    NUMBER OF
                                                    SHARES       SHARES       SHARES
                                                   ---------    ---------    ---------
Options outstanding at beginning of year.......     269,800     1,013,500      963,500
Options granted................................      25,000            --      109,000
Options canceled...............................       9,750        98,000       59,000
Options exercised..............................       1,000       645,700           --
                                                    -------     ---------    ---------
Options outstanding at end of year.............     284,050       269,800    1,013,500
                                                    -------     ---------    ---------
Exercisable at end of year.....................     201,500       160,020      364,300
                                                    =======     =========    =========

     The Company adopted the disclosure-only provisions under SFAS 123 "Accounting for Stock Based Compensation" ("SFAS 123"). The Company accounts for employee stock options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these options been determined consistent with SFAS 123, the Company's net income (loss) would reflect the following for the year ended December 31:

                  NET INCOME (LOSS)                      2000     1999       1998
                  -----------------                      ----     ----       ----
As reported..........................................    $816    $(1,863)   $(3,745)
Pro forma............................................     787     (1,916)    (3,786)

     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the 2000 stock options: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 6.1% and an expected life of ten years. For the 1998 stock option grant, the following weighted-average assumptions were used: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 6.5% and an expected life of seven years. The fair value of the options granted in 2000 and 1998 were $0.87 and $0.44 per option, respectively.

     In accordance with the Shareholder's Agreement of Holdings, in the event any shareholder desires to transfer any shares of Holdings to a third party prior to September 30, 2001, such shareholders must first offer such shares to the other shareholders. Also, certain shareholders engaged in a transfer of shares to a third party have the right to compel the other shareholders to sell a proportionate share of their holdings to the third party, as defined.

14. RELATED-PARTY TRANSACTIONS:

     Certain shareholders of Holdings receive a quarterly Management Advisory Fee in return for management, advisory and other services rendered. Such fees totaled $500, $500 and $500, for the years ended December 31, 2000, 1999, and 1998, respectively.

     In connection with the Acquisition, the Company entered into a Transitional Services Agreement with WMIS and Rust International. In consideration of certain services to be rendered by the Company and the licenses and preferred customer status granted by the Company, WMIS paid to the Company $725 per quarter through September 30, 1999 ($8.7 million in total). The Company recorded $7,438 as a note receivable from WMIS in purchase accounting. The payments were being accounted for as a reduction to the Company's operating expenses in the period the aforementioned services were provided. For the year ended December 31, 1999, the Company received $2,175. In addition, the Company provides computer support to WMIS and received payments of $900, $900 and $750, for the years ended December 31, 2000, 1999 and 1998, respectively, for such services.

15. EMPLOYEE BENEFIT PLAN:

     In 1997, the Company established the Brandshare 401(k) Savings Plan and Profit Sharing Plan ("401(k) Plan"). Substantially all employees are eligible to participate in the Plan. Participants may elect to defer 2% to 15% of their salary. The Company, at its sole discretion, may make matching contributions to the 401(k) Plan. For the years ended December 31, 2000, 1999, and 1998, the Company expensed $383, $359, and $345 respectively, for contributions to the 401(k) Plan.

16. FAIR VALUES OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Cash Equivalents -- The carrying amounts approximate fair value.

     Notes Receivable -- The fair value of notes receivable are based on discounted future cash flows at current interest rates.

     Revolving Loan -- The carrying amounts of the borrowings under the Credit Agreement approximate their fair value because such borrowings carry variable interest rates.

     Term Loans -- The carrying amounts of the term loans approximate their fair value because such loans carry variable interest rates.

     Senior Notes -- The fair value of the senior notes is based on market rates obtained from dealers.

     Notes Payable and Capital Lease Obligations -- Recorded amounts of the notes payable and capital lease obligations approximate their fair value.

     14.5% Senior Exchangeable Preferred Stock -- The liquidation value approximates fair value.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 2000 and 1999, are as follows:

                                                 2000                  1999
                                          -------------------   -------------------
                                          CARRYING     FAIR     CARRYING     FAIR
                                           AMOUNT     VALUE      AMOUNT     VALUE
                                          --------    -----     --------   --------
Cash and cash equivalents...............  $  3,139   $  3,139   $    244   $    244
Notes receivable........................       481        481        671        671
Revolving loan..........................     4,125      4,125      3,960      3,960
Term loans..............................    47,325     47,325     23,500     23,500
Senior notes............................   130,000    117,650    130,000    118,300
Notes payable and capital lease
  obligations...........................     6,276      6,276      4,402      4,402
14.5% senior exchangeable preferred
  stock.................................    47,742     31,274     41,404     29,189

17. ACQUISITIONS:

     During 2000, the Company acquired four companies in four separate transactions for an aggregate purchase price of $11.0 million in cash, $3.3 million in notes payable, and $3.0 million of possible future payments conditioned upon the operating results of two of the acquired companies. The purchase prices, allocated to assets and liabilities assumed, were based on relative fair values. In connection with the acquisitions, the Company recorded goodwill in the amount of $6.0 million based upon the allocation of the purchase prices of the acquisitions. All of the above acquisitions were accounted for using the purchase method of accounting, and accordingly have been included in the financial statements from their respective dates of acquisition. The allocation of the purchase price for the acquisitions acquired during 2000 are based, in part, on preliminary information, which is subject to adjustment upon obtaining complete valuation information. Management believes that finalization of the purchase prices and allocation will not have a material impact on the consolidated results of operations or financial position of the Company.

     In 1999, the Company acquired two companies in two separate transactions for an aggregate purchase price of $1.9 million in cash and $200 in notes payable. The purchase prices, allocated to assets and liabilities assumed, were based on relative fair values. These acquisitions were accounted for using the purchase method of accounting, and accordingly have been included in the financial statements from their respective dates of acquisition.

     In 1998, the Company acquired two companies in two separate transactions for an aggregate purchase price of $2.1 million in cash and $700 in notes payable. The purchase prices, allocated to assets and liabilities assumed, were based on relative fair values. These acquisitions were accounted for using the purchase method of accounting, and accordingly have been included in the financial statements from their respective dates of acquisition.

18. RECENT ACCOUNTING PRONOUNCEMENT:

     The Company intends to adopt SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and hedging activities in 2001. The Company believes that SFAS 133 will not have a material impact on its results of operations or financial position.

                                                                      APPENDIX B
                                   FORM 10-Q
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

             [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2001

OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 333-56813

                              BRAND SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                   Delaware                                      13-3909681
       (State or other jurisdiction of                        (I.R.S. employer
        incorporation or organization)                      identification no.)

 15450 South Outer 40, #270, Chesterfield, MO                      63017
   (Address of principal executive offices)                      (Zip Code)

Registrant's telephone number, including area code: (636) 519-1000

--------------------------------------------------------------------------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: [X] No: [ ]

Indicate the number of shares outstanding of each of the Registrant's classes of Common Stock as of the latest practicable date.

            CLASS OF COMMON STOCK                      OUTSTANDING AT APRIL 30, 2001
                $.01 PAR VALUE                                   100 SHARES

                                     INDEX

PART I -- FINANCIAL INFORMATION

                                                                           PAGE
                                                                           ----
Item 1.    Financial Statements........................................    B-3
           Consolidated Statements of Operations for the Three Months
             Ended March 31, 2001 and 2000.............................    B-3
           Consolidated Balance Sheets as of March 31, 2001 and
           December 31, 2000...........................................    B-4
           Consolidated Statements of Cash Flows for the Three Months
             Ended March 31, 2001 and 2000.............................    B-5
           Notes to the Consolidated Financial Statements..............    B-6
Item 2.    Management's Discussion and Analysis of Financial Condition
             and Results of Operations.................................    B-8

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                     BRAND SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                                   (UNAUDITED)
                                                                ------------------
                                                                 2001       2000
                                                                 ----       ----
Revenue.....................................................    $74,578    $67,810
Operating expenses..........................................     54,821     51,552
                                                                -------    -------
  Gross profit..............................................     19,757     16,258
Selling and administrative expenses.........................     11,069      8,990
                                                                -------    -------
  Operating income..........................................      8,688      7,268
Interest expense............................................      5,017      4,703
Interest income.............................................         (9)       (27)
                                                                -------    -------
  Pretax income.............................................      3,680      2,592
Provision for income tax....................................         --         --
                                                                -------    -------
  Net income................................................      3,680      2,592
Less accretion of preferred stock dividends.................     (1,730)    (1,501)
                                                                -------    -------
  Net income applicable to common stock.....................    $ 1,950    $ 1,091
                                                                =======    =======

        The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

                     BRAND SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 MARCH 31,
                                                                   2001        DECEMBER 31,
                                                                (UNAUDITED)        2000
                                                                -----------    ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................     $  2,356        $  3,139
  Trade accounts receivable, net of allowance for doubtful
     accounts of $1,018 in 2001 and $913 in 2000............       50,100          46,016
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................        2,137           3,218
  Notes receivable, current portion.........................          213             218
  Other current assets......................................        8,263           7,554
                                                                 --------        --------
     Total current assets...................................       63,069          60,145
                                                                 --------        --------
PROPERTY AND EQUIPMENT:
  Land......................................................        1,713           1,716
  Buildings.................................................        3,375           3,227
  Vehicles and other equipment..............................       33,817          33,076
  Scaffolding equipment.....................................      206,251         201,825
  Leasehold improvements....................................          911             893
                                                                 --------        --------
     Total property and equipment, at cost..................      246,067         240,737
  Less -- Accumulated depreciation and amortization.........       69,828          65,170
     Total property and equipment, net......................      176,239         175,567
                                                                 --------        --------
OTHER ASSETS................................................       10,106          10,537
                                                                 --------        --------
       TOTAL ASSETS.........................................     $249,414        $246,249
                                                                 ========        ========
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Revolving loan............................................     $ 12,627        $  4,125
  Current maturities of long-term debt......................        9,800           8,800
  Notes payable and capital lease obligations, current
     portion................................................        1,096           1,145
  Accounts payable and accrued expenses.....................       28,982          34,473
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..................................        1,498           1,845
                                                                 --------        --------
     Total current liabilities..............................       54,003          50,388
                                                                 --------        --------
LONG-TERM DEBT..............................................      165,450         168,525
                                                                 --------        --------
NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS.................        4,799           5,131
                                                                 --------        --------
DEFERRED INCOME TAXES.......................................        1,662           1,662
                                                                 --------        --------
14.5% Senior Exchangeable Preferred Stock, $0.01 par value,
  12,500,000 shares authorized, 1,042,460 issued and
  outstanding...............................................       49,472          47,742
                                                                 --------        --------
STOCKHOLDER'S EQUITY (DEFICIT):
  Common stock, $0.01 par value, 100 shares authorized,
     issued and outstanding.................................           --              --
  Paid-in capital...........................................       19,723          19,723
  Receivables from sale of Holding's common stock...........       (1,097)         (1,097)
  Predecessor basis adjustment..............................      (13,038)        (13,038)
  Cumulative translation adjustment.........................       (2,362)         (1,639)
  Accumulated deficit.......................................      (29,198)        (31,148)
                                                                 --------        --------
     Total stockholder's deficit............................      (25,972)        (27,199)
                                                                 --------        --------
     Total liabilities and stockholder's deficit............     $249,414        $246,249
                                                                 ========        ========

The accompanying notes to the consolidated financial statements are an integral part
                   of the consolidated financial statements.

                     BRAND SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                                    (UNAUDITED)
                                                                -------------------
                                                                 2001        2000
                                                                 ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................    $ 3,680    $  2,592
Adjustments to reconcile net income to net cash (used for)
  provided by operating activities
  Depreciation and amortization.............................      5,420       5,892
  Gain on sale of fixed assets..............................        301          (7)
  Changes in operating assets and liabilities --
     Trade accounts receivable, net.........................     (4,084)     (8,874)
     Costs and estimated earnings in excess of billings on
      uncompleted contracts.................................      1,081      (1,623)
     Notes receivable.......................................         46           8
     Equipment held for resale..............................       (243)        (11)
     Accounts payable and accrued expenses..................     (5,491)      3,546
     Billings in excess of costs and estimated earnings on
      uncompleted contracts.................................       (347)        346
Other.......................................................       (622)       (704)
                                                                -------    --------
          Net cash (used for) provided by operating
           activities.......................................       (259)      1,165
                                                                -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..........................     (6,578)    (13,607)
Payments for acquisitions...................................         --      (4,200)
Proceeds from sales of property and equipment other than
  scaffolding...............................................          8           7
                                                                -------    --------
          Net cash used by investing activities.............     (6,570)    (17,800)
                                                                -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt................................         --       5,000
Payments of long-term debt..................................     (2,075)     (1,512)
Redemption of parent company stock..........................         --        (167)
Borrowings of revolving loans...............................      8,502      16,010
Payments on capital lease obligations.......................       (381)       (311)
                                                                -------    --------
          Net cash provided by financing activities.........      6,046      19,020
                                                                -------    --------
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS............       (783)      2,385
CASH AND CASH EQUIVALENTS, beginning of period..............      3,139         244
                                                                -------    --------
CASH AND CASH EQUIVALENTS, end of period....................    $ 2,356    $  2,629
                                                                =======    ========

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                                    (UNAUDITED)
                                                                -------------------
                                                                 2001        2000
                                                                 ----        ----
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid...............................................    $ 7,975    $  7,632
                                                                =======    ========
NONCASH TRANSACTIONS:
Paid in-kind accretion of preferred stock dividends.........    $ 1,730    $  1,501
                                                                =======    ========

        The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

                     BRAND SERVICES, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     The financial statements included herein for the periods ended March 31, 2001 and 2000 have been prepared by the Company without audit. In the opinion of management, all adjustments have been made which are of a normal recurring nature necessary to present fairly the Company's financial position as of March 31, 2001 and the results of operations and cash flows for the three months ending March 31, 2001 and 2000. Certain information and footnote disclosures have been condensed or omitted for these periods. The results for interim periods are not necessarily indicative of results for the entire year.

1. ORGANIZATION AND BUSINESS

     Brand Services, Inc. and its subsidiaries ("Brand") are 100% owned by DLJ Brand Holdings, Inc. ("Holdings"). Holdings is owned 60.7% by Credit Suisse First Boston (USA), Inc. ("CSFB"), 8.7% by Carlisle Enterprises, L.P. ("Carlisle"), 17.2% by Rust International, Inc. ("Rust International"), and 13.4% by the directors, officers and employees of the Company. Rust International is a subsidiary of Waste Management, Inc. ("WMI"). All references to "the Company", "we", "us", or "our" mean Brand Services, Inc. and its subsidiaries.

     We operate in one segment and provide scaffolding services primarily to refining, chemical, petrochemical, utility and pulp and paper industries, and to a lesser extent, general commercial clients. Scaffolding services are typically provided in connection with periodic, routine cleaning and maintenance of refineries, chemical plants and utilities, as well as for new construction projects. The Company provides personnel to erect and dismantle scaffolding structures, transport scaffolding to project sites and supervise and manage such activities. In addition, the Company rents and occasionally sells scaffolding that is classified as property and equipment on the consolidated balance sheet. The Company maintains a substantial inventory of scaffolding in the United States and Canada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements are prepared on a consolidated basis and include those assets, liabilities, revenues and expenses directly attributable to the operations of the Company. All significant intercompany balances and transactions have been eliminated.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DEBT AND BORROWING ARRANGEMENTS

     At March 31, 2001 and December 31, 2000 long term-debt consisted of the following (in thousands):

                                                            MARCH 31,
                                                              2001        DECEMBER 31,
                                                           (UNAUDITED)        2000
                                                           -----------    ------------
Revolving loans........................................     $ 12,627        $  4,125
Term loans.............................................       45,250          47,325
10 1/4% Senior Notes...................................      130,000         130,000
                                                            --------        --------
                                                             187,877         181,450
Less-Current portion...................................       22,427          12,925
                                                            --------        --------
  Long-term debt.......................................     $165,450        $168,525
                                                            ========        ========

     For the quarter ended March 31, 2001, the weighted average interest rate on loans outstanding under the term loan facility was 10.1%.

4. COMMITMENTS AND CONTINGENCIES

     In the ordinary course of conducting its business, the Company becomes involved in various pending claims and lawsuits. These primarily relate to employee matters. The outcome of these matters is not presently determinable, however, in the opinion of management, based on the advice of legal counsel, the resolution of these matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

5. COMPREHENSIVE INCOME

     For the three months ended March 31, 2001 and 2000, comprehensive income was $3.0 million and $2.8 million, respectively.

6. RECENT ACCOUNTING PRONOUNCEMENT

     The Company has adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and hedging activities in 2001. SFAS 133 did not have a material impact on the Company's results of operations or financial position.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The matters discussed in this Form 10-Q of Brand Services, Inc. and subsidiaries (the "Company") contain forward looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the industrial and commercial scaffolding industry in general and in the Company's specific market areas; changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of the Company's business; inflation; changes in costs of goods and services; economic conditions in general and in the Company's specific market areas; demographic changes; changes in or failure to comply with federal, state and/or local government regulations; liability and other claims asserted against the Company; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; the significant indebtedness of the Company; labor disturbances; changes in the Company's acquisition and capital expenditure plans; and other factors referenced herein. The forward looking statements contained herein reflect the Company's current beliefs and specific assumptions with respect to future business decisions and are based on information currently available. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause the Company's actual operating results, performance or business prospects to differ from those expressed in, or implied by, these statements.

     The following discussion and analysis should be read in conjunction with the attached condensed consolidated financial statements and notes thereto.

OVERVIEW

     The Company is the largest North American provider of industrial scaffolding services which facilitate access to tall structures for maintenance, turnarounds and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. The Company provides turnkey services, which include equipment rental, labor for the erection and dismantlement of the scaffolding and scaffolding design services. The Company also provides scaffolding services to the commercial market (primarily nonresidential construction) and sells a small amount of scaffolding.

     The Company typically provides on-going maintenance services under long-term contracts; the duration of these contracts is usually one to five years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. While the postponement of scheduled turnarounds causes fluctuations in the Company's quarterly and annual results, the Company believes the necessity for on-going maintenance and turnarounds provides a stable, recurring revenue base.

     The Company's business is seasonal. End-use industries such as the refining and utility industries experience increased demand for their products during the summer months. Consequently, turnarounds are generally scheduled during the first and fourth quarters of the year.

RESULTS OF OPERATIONS

     Revenues -- Revenues for the three months ended March 31, 2001 increased 10.0% to $74.6 million from $67.8 million for the same period in 2000. Labor revenue increased 10.3% to $55.0 million for the three months ended March 31, 2001 as compared to the same period in 2000. Rental revenue increased 7.0% to $17.3 million for the first quarter of 2001 compared to the same period in 2000. At $74.6 million, first quarter 2001 revenues were the highest of any quarterly period. The increase relates to acquired businesses and strong revenue growth from divisions in California and Texas. The Southwest Region had the strongest revenue gain compared to 2000 with a 28.6% increase.

     Gross Profit -- Gross profit for the three months ended March 31, 2001 increased 21.5% to $19.8 million from $16.3 million for the same period in 2000. Labor gross profit (labor revenue less labor cost) was particularly strong, increasing by 22.3% to $11.6 million for the three months ended March 31, 2001 as compared to the same period in 2000. Gross profit as a percentage of revenue increased to 26.5% from 24.0% for the three month period ended March 31, 2001 as compared to the same period in 2000.

     Selling and Administrative Expenses -- Selling and administrative expenses for the three months ended March 31, 2001 increased 23.1% to $11.1 million from $9.0 million for the same period in 2000. Selling and administrative expenses as a percentage of revenue for the three months ended March 31, 2001 increased to 14.8% from 13.3% for the same period in 2000. The increase in selling and administrative expenses was primarily attributable to the additional expenses incurred for newly acquired companies and for the opening of new divisions.

     Operating Income -- As a result of the above, operating income for the three months ended March 31, 2001 increased 19.5% to $8.7 million from $7.3 million for the same period in 2000.

     Interest Expense -- Interest expense for the three months ended March 31, 2001 increased 6.7% to $5.0 million from $4.7 million for the same period in 2000. For the quarters ended March 31, 2001 and 2000, the weighted average interest rate on the debt was 10.1% and 10.1%, respectively. The increase in interest expense is due to a higher outstanding debt balance.

     Net Income -- Net income for the three months ended March 31, 2001 and 2000 was $3.7 million and $2.6 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically utilized internal cash flow from operations and borrowings under the bank facility to fund its operations, capital expenditures and working capital requirements. The Company had working capital of $9.1 million and $(2.2) million and cash of $2.4 million and $2.7 million, as of March 31, 2001 and 2000, respectively.

     One of the Company's major uses of cash is capital expenditures. The Company's capital expenditure requirements are comprised of maintenance and expansion expenditures. The Company's maintenance capital expenditure requirements are generally for scaffolding planks and other items used in the business, such as trucks. Expansion capital expenditures are for new scaffolding, are discretionary and vary annually based on the Company's level of scaffolding rental activity and management's growth expectations. During the three months ended March 31, 2001, total capital expenditures were $6.6 million.

     The other major uses of cash are the payments of interest on long term debt and the payments of principal on term loans. For the three months ended March 31, 2001 interest payments were $8.0 million and principal payments were $2.1 million.

OTHER DATA

     EBITDA is defined as earnings before interest income, cash interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States.

                                                                  THREE MONTHS
                                                                     ENDED
                                                                    MARCH 31
                                                               ------------------
                                                                2001       2000
                                                                ----       ----
                                                                  (UNAUDITED)
Net Income.................................................    $ 3,680    $ 2,592
Depreciation and Amortization Expense......................      5,420      5,892
Interest Expense...........................................      5,017      4,703
Interest Income............................................         (9)       (27)
                                                               -------    -------
     EBITDA................................................    $14,108    $13,160
                                                               =======    =======

------------------------------------------------------
------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Introductory Notes....................      2
Prospectus Summary....................      3
Risk Factors..........................     13
Use of Proceeds.......................     20
Capitalization........................     20
Director Changes Subsequent to Annual
  Report..............................     20
Description of Bank Facility..........     21
Description of the Senior Notes.......     23
Description of Preferred Stock........     51
Description of Exchange Debentures....     52
Market-Making Activities of CSFB......     56
Certain Federal Income Tax
  Considerations......................     56
Legal Matters.........................     56
Experts...............................     56
Where You Can Find More Information...     56
Annual Report on Form 10-K for year
  ended December 31, 2000.............    A-1
Quarterly Report on Form 10-Q for
  quarter ended March 31, 2001........    B-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                     BRAND
                                 SERVICES, INC.

                              10 1/4% SENIOR NOTES

                           14.5% SENIOR EXCHANGEABLE
                            PREFERRED STOCK DUE 2008

                              --------------------
                                   PROSPECTUS
                              --------------------

                                 JULY   , 2001

------------------------------------------------------
------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemization of all estimated expenses expected to be incurred by the Company in connection with the distribution of the securities registered hereby.

Legal fees and expenses.....................................    $35,000
Accounting fees and expenses................................     35,000
                                                                -------
     Total..................................................    $70,000
                                                                =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Delaware General Corporation Law (the "DGCL"), directors, officers, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the Company.

     The Company's Certificate of Incorporation, as amended, provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

     If the DGCL is amended to further expand the indemnification permitted to directors, officers, employees or agents of the Company, then the Company shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16. EXHIBITS

     (a) Exhibits

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  *3.1     Certificate of Incorporation of the Registrant
  *3.2     Certificate of Amendment of Certificate of Incorporation of
           the Registrant
  *3.3     Amended and Restated By-Laws of Brand Scaffold Services,
           Inc.
  *4.1     Amended and Restated Certificate of Designations,
           Preferences and Rights of 14.5% Senior Exchangeable
           Preferred Stock due 2008 (the "Preferred Stock")
  *4.2     Amended and Restated Shareholders Agreement dated as of
           September 30, 1996 among DLJ Merchant Banking Partners,
           L.P., DLJ International Partners, C.V., DLJ Offshore
           Partners, C.V., DLJ Merchant Banking Funding, Inc.,
           Carlisle-Brand Investors, L.P., Rust Industrial Services
           Inc., DLJ Brand Holdings, Inc. ("Holdings"), Brand Scaffold
           Services, Inc. and Certain Individuals
  *4.3     Stock Option Agreement dated as of March 4, 1997 between
           Holdings and Carlisle Group, L.P.

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  *4.4     Indenture dated as of February 25, 1998 between the Company, and U.S. Trust Company of Texas, N.A., as Trustee, relating to the Company's 103% Senior Notes due 2008 (the "Notes")
  *4.5     Registration Rights Agreement, dated as of February 25,
           1998, between the Company and Donaldson Lufkin & Jenrette
           Securities Corporation ("CSFB"), as initial purchaser,
           relating to the Notes
  *4.6     Registration Rights Agreement dated as of March 2, 1998 by and between the Company and CSFB, relating to the Preferred
           Stock
  *4.7     Form of Indenture relating to the Company's 14.5% Junior
           Subordinated Exchange Debentures due 2008
   5.1     Opinion of Greensfelder, Hemker & Gale, P.C., Counsel to the
           Registrant, regarding the validity of the securities being registered (filed herewith)
 *10.1     Credit Agreement dated as of September 30, 1996, among Brand
           Scaffold Services, Inc., the Banks party thereto, DLJ
           Capital, as Syndication Agent, and Bank of America, as
           Administrative Agent (the "Credit Agreement")
 *10.2     Purchase Agreement dated as of February 25, 1998, by and
           between the Company and CSFB, as initial purchaser, relating to the Notes
 *10.3     The Amended and Restated Transaction Agreement dated as of
           September 18, 1996 among DLJ Merchant Banking Partners,
           L.P., DLJ International Partners, C.V., DLJ Offshore
           Partners, C.V., DLJ Merchant Banking Funding, Inc., Carlisle
           Enterprises, L.P., Holdings, the Company, Brand Scaffold
           Builders, Inc., Brand Scaffold Rental & Erection, Inc.
           702569 Alberta Ltd., Rust International Inc., Rust
           Industrial Services Inc., Rust Scaffold Services Inc., Rust
           Scaffold Builders Inc., and Rust Scaffold & Erection Inc.
 *10.4     Employment Agreement dated as of June 1, 1999 between the
           Company and John M. Monter
 *10.5     Employment Agreement dated as of July 29, 1996 between the
           Company and James "Marty" McGee
 *10.6     Employment Agreement dated as of July 29, 1996 between the
           Company and Ronald W. Moore
 *10.7     Employment Agreement dated as of July 29, 1996 between the
           Company and Otto K. Knoll
 *10.8     Offer Letter dated as of March 30, 1998 between the Company and Ian R. Alexander
 *10.9     The Credit Agreement as amended and restated as of March 17,
           1999
 *10.10    The Additional Term B Loan Addendum dated March 9, 2000 to the Credit Agreement
 *12       Statement of Computation of Ratio of Earnings to Combined
           Fixed Charges and Preferred Stock Dividends
 *21       Subsidiaries of the Registrant
  23.1     Consent of Arthur Andersen LLP, independent public
           accountants (filed herewith)
  23.3     Consent of Greensfelder, Hemker & Gale, P.C., Counsel to the
           Registrant, (included in Exhibit 5.1)
 *24       Powers of Attorney


-------------------------
* Previously filed with the SEC.

     (b) Schedules

     All supplementary schedules relating to the Registration Statement are omitted because they are not required or because the required information, where material, is contained in the Financial Statements.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chesterfield, State of Missouri, July 17, 2001.


                                          BRAND SCAFFOLD SERVICES, INC.

                                          By:    /s/ JEFFREY W. PETERSON
                                            ------------------------------------
                                                    Jeffrey W. Peterson
                                                  Chief Financial Officer,
                                                  Vice President, Finance

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                       TITLE                           DATE
                ---------                                       -----                           ----
            /s/ JOHN M. MONTER                Director, Chief Executive Officer,            July 17, 2001
------------------------------------------    President (Principal Executive Officer)
              John M. Monter                  and Chairman of the Board

         /s/ JEFFREY W. PETERSON              Chief Financial Officer, Vice President,      July 17, 2001
------------------------------------------    Finance (Principal Financial Officer and
           Jeffrey W. Peterson                Principal Accounting Officer)

                                              Director                                      July 17, 2001
------------------------------------------
              Ari Benacerraf

                    *                         Director                                      July 17, 2001
------------------------------------------
              Robert Bonczek

                    *                         Director                                      July 17, 2001
------------------------------------------
            James S. Carlisle

                                              Director                                      July 17, 2001
------------------------------------------
              Jeffrey Draper

                    *                         Director                                      July 17, 2001
------------------------------------------
             Vincent Langone

                                              Director                                      July 17, 2001
------------------------------------------
               Karl R. Wyss

        *By: /s/ IAN R. ALEXANDER                                                           July 17, 2001
   -----------------------------------
             Ian R. Alexander
           as Attorney-in-Fact